   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1999.


                                                      REGISTRATION NO. 333-59371
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 6


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          THE MIIX GROUP, INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               6719                              22-3586492
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                               TWO PRINCESS ROAD
                        LAWRENCEVILLE, NEW JERSEY 08648
                                 (609) 896-2404
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                DANIEL GOLDBERG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          THE MIIX GROUP, INCORPORATED
                               TWO PRINCESS ROAD
                            LAWRENCEVILLE, NJ 08648
                           (609) 896-2404, EXT. 1274
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                JAMES J. MARINO, ESQ.                                 ALLAN G. SPERLING, ESQ.
             CHRISTOPHER G. KARRAS, ESQ.                         CLEARY, GOTTLIEB, STEEN & HAMILTON
                DECHERT PRICE & RHOADS                                   ONE LIBERTY PLAZA
                   997 LENOX DRIVE                                       NEW YORK, NY 10006
                BUILDING #3, SUITE 210                                     (212) 225-2260
               LAWRENCEVILLE, NJ 08648
                    (609) 620-3200

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the conditions to the consummation of the reorganization of the Registrant are satisfied.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[MEDICAL INTER-INSURANCE EXCHANGE LOGO]
                            MEDICAL INTER-INSURANCE
                             EXCHANGE OF NEW JERSEY
                               TWO PRINCESS ROAD
                        LAWRENCEVILLE, NEW JERSEY 08648

         PROPOSED PLAN OF REORGANIZATION -- YOUR VOTE IS VERY IMPORTANT

     The Board of Governors of the Medical Inter-Insurance Exchange of New Jersey (the "Exchange") and the New Jersey Department of Banking and Insurance have approved a Plan of Reorganization of the Exchange (the "Plan"). Pursuant to the Plan:

     - The Exchange will be converted from a reciprocal insurer to a new stock company, MIIX Insurance Company ("MIIX Insurance").

     - The MIIX Group, Incorporated ("The MIIX Group"), a stock company, will be the holding company for MIIX Insurance and all the other MIIX companies.

     - The MIIX Group stock (or cash) will be distributed to eligible Exchange members, resulting in tangible value for their membership interests, value that could not be realized through the Exchange's current structure as a reciprocal insurer.

     Be assured that the Plan will have no impact on your current premium and all policies currently in effect will remain in force in accordance with their terms.

     Following member approval of the Plan, The MIIX Group intends to conduct an Initial Public Offering ("IPO"). The MIIX Group intends to list The MIIX Group stock on The New York Stock Exchange under the symbol "MHU."

     YOUR PROMPT VOTE IS VERY IMPORTANT. IN ORDER FOR THE PLAN TO BE APPROVED AND THE IPO TO TAKE PLACE, TWO-THIRDS (2/3) OF THE VOTES CAST MUST BE FOR THE ADOPTION OF THE PLAN. THE MANAGEMENT TEAM JOINS THE BOARD OF GOVERNORS IN RECOMMENDING THAT YOU VOTE FOR APPROVAL OF THE PLAN.

     This Prospectus provides you with detailed information about the Plan. I encourage you to read this entire document carefully. If you have any questions, please call the MIIX Conversion Information Center at 1-888-359-8644.
                                          Daniel Goldberg signature
                                          Daniel Goldberg

                                          President
                                          Chief Executive Officer


Dated: January 29, 1999

[MEDICAL INTER-INSURANCE EXCHANGE LOGO]
                            MEDICAL INTER-INSURANCE
                             EXCHANGE OF NEW JERSEY
                               TWO PRINCESS ROAD
                        LAWRENCEVILLE, NEW JERSEY 08648

                      NOTICE OF SPECIAL MEETING OF MEMBERS

                           TO BE HELD MARCH 17, 1999


TO THE MEMBERS OF THE MEDICAL INTER-INSURANCE EXCHANGE:


     NOTICE IS HEREBY GIVEN that a special meeting (the "Special Meeting") of the members of the Medical Inter-Insurance Exchange of New Jersey (the "Exchange") will be held at the offices of New Jersey State Medical Underwriters, Inc., Two Princess Road, Lawrenceville, New Jersey, on March 17, 1999 at 10:00 a.m., to consider and vote upon a proposal to approve:


          - An amendment to the Rules and Regulations of the Exchange to permit the dissolution of the Exchange, and

          - A Plan of Reorganization (the "Plan of Reorganization") pursuant to which the Exchange will be dissolved and certain current and former members ("Distributees") of the Exchange will receive:

             - publicly traded common stock ("Common Stock") of The MIIX Group,
               Incorporated ("The MIIX Group"), a newly formed Delaware corporation that is currently a wholly owned subsidiary of the Exchange, or

             - cash, in the case of Distributees who would otherwise receive fewer than 100 shares of Common Stock or whose address as shown on the records of the Exchange is outside the United States of America or is an address to which mail is undeliverable.

     The MIIX Group owns all the outstanding common stock of MIIX Insurance Company, a newly formed stock insurer that, upon consummation of the Reorganization, will assume all the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed pursuant to the Plan of Reorganization). In addition, as part of the Plan of Reorganization, The MIIX Group will purchase all the outstanding common stock of New Jersey State Medical Underwriters, Inc. from the Medical Society of New Jersey in exchange for Common Stock and cash.

     Each Distributee shall be allocated a pro rata share of the 12,000,000 shares of Common Stock to be allocated to Distributees pursuant to the Plan of Reorganization in the proportion that direct premiums earned by the Exchange attributable to such Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the same period. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the three years prior to October 15, 1997 was approximately $350 million.

     Members who were named insureds on policies that were in force on October 15, 1997, are entitled to notice of, and to vote at, the Special Meeting. Each such member is entitled to one vote. Approval of the Plan of Reorganization and the related amendment to the Rules and Regulations of the Exchange requires the affirmative vote of two-thirds of the votes cast in person or by proxy.

     Whether or not you plan to attend the Special Meeting, please sign and date the enclosed proxy card and return it in the postage-paid envelope that has been enclosed for your convenience.

                                        Hillel Ben-Asher signature

                                          Hillel Ben-Asher, M.D.
                                          Chairman of the Board of Governors


Dated: January 29, 1999

PROSPECTUS       SUBJECT TO COMPLETION, DATED JANUARY 29, 1999


[MEDICAL INTER-INSURANCE EXCHANGE LOGO]
                               12,000,000 SHARES

                       THE MIIX GROUP, INCORPORATED

                                  COMMON STOCK

     This Prospectus is being furnished to Members (as defined in the "Glossary of Reorganization Terms") of the Medical Inter-Insurance Exchange of New Jersey, a New Jersey reciprocal insurer (the "Exchange"), in connection with the proposed Plan of Reorganization (the "Plan of Reorganization," and together with the transactions contemplated thereby, the "Reorganization") of the Exchange. Pursuant to the Plan of Reorganization, the Exchange will be dissolved, and Distributees (as defined below) will collectively receive up to 12,000,000 shares (the "Reorganization Shares") of common stock, par value $.01 per share ("Common Stock"), of The MIIX Group, Incorporated, a Delaware corporation ("The MIIX Group"). The MIIX Group is currently a wholly owned subsidiary of the Exchange and owns all the outstanding common stock of MIIX Insurance Company ("MIIX Insurance"), a newly formed New Jersey stock insurer. Upon consummation of the Reorganization, MIIX Insurance will assume all the assets and liabilities of the Exchange, except for the Common Stock and cash to be distributed in the Reorganization. In consideration of the foregoing assignments by the Exchange, The MIIX Group will issue the Reorganization Shares to the Exchange. All policies issued by the Exchange will be included in such assumption and will continue in force after the Reorganization. In addition, as part of the Reorganization, The MIIX Group will purchase all the outstanding common stock of New Jersey State Medical Underwriters, Inc., a New Jersey corporation (the "Attorney-in-Fact"), from the Medical Society of New Jersey (the "Medical Society") in exchange for Common Stock and cash. If the Reorganization is consummated, each Distributee will receive (i) a pro rata share of the Reorganization Shares in the proportion that direct premiums earned by the Exchange attributable to such Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the same period, or
(ii) cash, in the case of Distributees who would otherwise receive fewer than 100 shares of Common Stock or whose address as shown on the records of the Exchange is outside the United States of America or is an address to which mail is undeliverable. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the three years prior to October 15, 1997, was approximately $350 million. Distributees who receive cash in lieu of Common Stock will receive an amount of cash equal to the product of (i) the number of shares of Common Stock which they would otherwise be entitled to receive and (ii) the Conversion Value. The "Conversion Value" means either (i) the price per share at which the Common Stock is offered to the public in the event an initial public offering is consummated simultaneously with the Reorganization, or (ii) if no such initial public offering is consummated simultaneously with the Reorganization, then the economic value of one share of Common Stock as determined in good faith by the Board of Governors of the Exchange. See "Glossary of Selected Insurance Terms" and "Glossary of Reorganization Terms" for the definition of certain terms used in this Prospectus.

     Concurrently with the consummation of the Reorganization, but as a separate transaction, The MIIX Group intends to sell Common Stock through an underwritten initial public offering (the "Public Offering"). The consummation of the anticipated Public Offering is conditioned on the consummation of the Reorganization. However, the consummation of the Reorganization is not conditioned on the consummation of the Public Offering. This Prospectus relates solely to the Reorganization and does not constitute an offer to sell, or a solicitation of an offer to buy, Common Stock in the anticipated Public Offering. Common Stock to be offered in the anticipated Public Offering will be offered only by means of a separate prospectus.


     Consummation of the Reorganization is subject to certain conditions, including the affirmative vote of not less than two-thirds of the Members present in person or by proxy at a special meeting scheduled to be held on March 17, 1999 (the "Members' Meeting"). Only Members are entitled to notice of, and to vote at, the Members' Meeting. A proxy card is being delivered to Members along with this Prospectus. See "The Members' Meeting." In addition, a share allocation card is being sent to all Members. The share allocation card shows each Member the estimated whole number of shares of Common Stock that such Member will receive if the Reorganization is approved and consummated.


     IF THE REORGANIZATION IS NOT APPROVED, NO COMMON STOCK WILL BE DISTRIBUTED AND THE EXCHANGE WILL CONTINUE TO DO BUSINESS AS A RECIPROCAL INSURER.

     The listing of the Common Stock on the New York Stock Exchange (the "NYSE") under the symbol "MHU" has been approved, subject to official notice of issuance.


     SEE "RISK FACTORS" COMMENCING ON PAGE 13 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BEFORE VOTING.


 THE SECURITIES TO BE ISSUED HEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is                , 1999

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
ADDITIONAL INFORMATION................     3
FORWARD-LOOKING STATEMENTS............     4
PROSPECTUS SUMMARY....................     5
     The Company......................     5
     Business Strategy................     6
     Overview of the Transactions.....     7
     The Reorganization and
       Distribution...................     7
     Interest of Distributees in The
       MIIX Group.....................    10
     Risk Factors.....................    10
     Regulatory Approvals.............    10
     Summary Financial and Operating
       Data...........................    12
RISK FACTORS..........................    13
THE MEMBERS' MEETING..................    22
THE REORGANIZATION....................    23
     General..........................    23
     Purpose..........................    24
     Transfer of Assets and
       Liabilities to MIIX
       Insurance......................    24
     Shares of Common Stock Issued to
       Distributees...................    25
     Interest of Distributees in The
       MIIX Group.....................    26
     Acquisition of the
       Attorney-in-Fact...............    26
     Conditions to Consummation of the
       Reorganization.................    26
     Background of the
       Reorganization.................    27
     Recommendation of the Board of
       Governors; Reasons for the
       Reorganization.................    28
     Opinion of Financial Advisor.....    29
     Accounting Treatment.............
     Regulatory Approvals.............    32
     Federal Tax Consequences.........    33
     Possible Alternative Treatment of
       the Reorganization.............    34
DIVIDEND POLICY.......................    34
CAPITALIZATION........................    35
SELECTED FINANCIAL AND OPERATING
  DATA................................    36



                                        PAGE
                                        ----
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    37
BUSINESS..............................    48
COMPARISON OF RIGHTS..................    70
     Liquidity/Marketability..........    70
     Distributions....................    71
     Meetings and Actions.............    71
     Voting...........................    71
     Preferred Stock..................    72
     Limited Liability................    72
     Removal of Governors/Directors...    72
     Business Combinations............    72
     Anti-takeover Provisions.........    73
     Action by Written Consent........    73
     Miscellaneous....................    73
MANAGEMENT............................    74
OWNERSHIP OF COMMON STOCK.............    85
DESCRIPTION OF CAPITAL STOCK..........    87
SHARES ELIGIBLE FOR FUTURE SALE.......    90
STABILIZATION AND OTHER ACTIVITIES IN
  CONNECTION WITH THE ANTICIPATED
  PUBLIC OFFERING.....................    90
LEGAL MATTERS.........................    90
EXPERTS...............................    91
GLOSSARY OF SELECTED INSURANCE
  TERMS...............................    92
GLOSSARY OF REORGANIZATION TERMS......    96
INDEX TO COMBINED FINANCIAL
  STATEMENTS..........................   F-1
Annexes
A. Plan of Reorganization.............   A-1
B. Order of the Commissioner..........   B-1
C. Opinion of Salomon Smith
   Barney Inc. .......................   C-1

     FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

     STATE INSURANCE HOLDING COMPANY LAWS AND REGULATIONS APPLICABLE TO THE MIIX GROUP IN GENERAL PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE MIIX GROUP, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, UNLESS SUCH PERSON HAS PROVIDED CERTAIN REQUIRED INFORMATION TO, AND SUCH ACQUISITION IS APPROVED (OR NOT DISAPPROVED) BY, THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES. GENERALLY, ANY PERSON ACQUIRING BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE COMMON STOCK WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL, UNLESS THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES UPON ADVANCE APPLICATION DETERMINE OTHERWISE.

     IN CONNECTION WITH THE ANTICIPATED PUBLIC OFFERING, THE UNDERWRITERS THEREOF MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "STABILIZATION AND OTHER ACTIVITIES IN CONNECTION WITH THE ANTICIPATED PUBLIC OFFERING."

     THIS PROSPECTUS RELATES SOLELY TO THE MEMBERS' MEETING AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK IN THE ANTICIPATED PUBLIC OFFERING. COMMON STOCK TO BE OFFERED IN THE ANTICIPATED PUBLIC OFFERING WILL BE OFFERED ONLY BY MEANS OF A SEPARATE PROSPECTUS.

                             ADDITIONAL INFORMATION

     The MIIX Group has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement"), on Form S-1 (Registration No. 333-59371) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock to be issued in the Reorganization. As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain all information set forth in the Registration Statement. For further information, please refer to the Registration Statement, including exhibits and schedules thereto, which can be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, material filed by The MIIX Group can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains registration statements, reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission, including The MIIX Group. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified by such reference.

     No person is authorized to give any information or to make any representation with respect to the matters described in this Prospectus other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by The MIIX Group or any other person.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus, or make a solicitation of a proxy, in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any distribution of securities hereunder shall under any circumstances be deemed to imply that there has been no change in the assets, properties or affairs of The MIIX Group or the Exchange since the date hereof or that the information set forth herein is correct as of any time subsequent to the date hereof.

     To date, The MIIX Group has not been subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the completion of the Reorganization, The MIIX Group intends to furnish its stockholders with annual reports containing audited consolidated financial statements reported upon by its independent auditors.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements. Discussions concerning such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as the Prospectus generally. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the products and future economic performance of the Company (as defined under "Prospectus Summary" below). The forward-looking statements set forth in this Prospectus include or relate to, but are not limited to: (i) the Company having sufficient liquidity and working capital;
(ii) the Company's strategy to seek consistent profitable growth; (iii) the Company's ability to increase its market share; (iv) the Company's ability to diversify its product lines; (v) the Company's ability to expand into additional states; (vi) the Company's avoidance of any material loss on collection of reinsurance recoverables; and (vii) the continued adequacy of the Company's loss and LAE reserves.

     The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that the Company will competitively price and market its insurance products, appropriately reserve for losses and LAE and successfully handle claims; that competitive conditions will not change materially or adversely; that demand for the Company's products will be strong; that the market will accept the Company's new products and services; that the Company will retain existing agents and key management personnel; that the Company's reinsurers will remain solvent; and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. Budgeting, reserving and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its marketing, capital expenditures or other budgets, which may in turn affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Financial data and ratios set forth in this Prospectus have been presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise indicated. Except as otherwise specified, all information in this Prospectus assumes that the over-allotment option to be granted in connection with the anticipated Public Offering is not exercised. See "Glossary of Selected Insurance Terms" and "Glossary of Reorganization Terms" for definitions of certain terms used in this Prospectus.


     As explained below, the Attorney-in-Fact carries out all the Exchange's operations pursuant to a management agreement. Upon the consummation of the Reorganization, the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed in the Reorganization) will be assumed by MIIX Insurance, and MIIX Insurance and the Attorney-in-Fact will become wholly-owned subsidiaries of The MIIX Group. Therefore, for purposes of discussing business, strategies, risk factors, and other operational issues, throughout this Prospectus, the term "Company" refers (i) at all times prior to the closing date of the Reorganization (the "Closing Date"), to the Exchange and its subsidiaries and the Attorney-in-Fact and its subsidiaries, collectively, and (ii) at all times after the Closing Date, to The MIIX Group and its subsidiaries. However, the Exchange and the Attorney-in-Fact are currently distinct entities. When discussing historical financial information, throughout this Prospectus, the term "Company" includes the Exchange and its subsidiaries but excludes the Attorney-in-Fact and its subsidiaries. The historical financial results of the Attorney-in-Fact are not significant in relation to the historical financial results of the Exchange.

     For purposes of this Prospectus, the term "Insurance Subsidiaries" refers, at all times prior to the Closing Date, to Lawrenceville Property and Casualty Co., Inc. ("LP&C"), MIIX Insurance Company of New York ("MIIX New York") and Lawrenceville Re, Ltd. ("Lawrenceville Re") and, at all times on or after the Closing Date, to MIIX Insurance, LP&C, Lawrenceville Re and MIIX New York. The structure of the Company before and after the Reorganization is set forth on page 9.

                                  THE COMPANY

     Based on direct premiums written in 1997, the Company is the leading provider of medical professional liability insurance in New Jersey and is ranked 10th among medical professional liability insurers in the United States. The Company currently insures approximately 15,800 physicians and other medical professionals who practice alone, in medical groups, clinics or in other health care organizations. The Company also insures more than 80 hospitals, extended care facilities, health maintenance organizations ("HMOs") and other managed care organizations (collectively, "health care institutions"). The Company's business has historically been concentrated in New Jersey but has expanded to other states in recent years. The Company currently writes policies in 19 states and the District of Columbia. For the nine months ended September 30, 1998, approximately 46% of the Company's total direct premiums written were generated outside of New Jersey. In addition to the Company's medical malpractice insurance operations, the Company also offers a broad range of complementary insurance products to its insureds and operates several fee-based consulting and other businesses.

     Medical professional liability insurance, also known as medical malpractice insurance, insures the physician, other medical professional or health care institution against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical professional liability policy, the insurer also is obligated to defend the insured against alleged claims.

     In 1997, total medical professional liability direct premiums written in the United States were approximately $5.9 billion, of which $299.3 million were written in New Jersey, according to data compiled by A.M. Best Company, Inc. ("A.M. Best"), an insurance rating agency. The Company's market share of such direct premiums written was 2.8% in the United States and 40% in New Jersey according to A.M. Best. In 1997, medical malpractice insurance accounted for approximately 98% of the Company's direct premiums written.

     The Company had total revenues and net income of $190.4 million and $29.1 million, respectively, for 1997 and $197.4 million and $23.4 million, respectively, for the nine months ended September 30, 1998. As of September 30, 1998, the Company had total assets of $1.6 billion and total equity of $327.2 million.

                               BUSINESS STRATEGY

     The Company has adopted a strategy that it believes will allow it to compete effectively and create long-term growth. To maximize the strategy's effectiveness, the Company has adopted the Plan of Reorganization to convert from a reciprocal insurer to a stock insurer, which will provide the Company with greater flexibility and access to capital. See "-- The Reorganization and Distribution." The Company's strategy is to:

     - continue to expand geographically by increasing the number of states in which the Company writes policies;

     - enhance product offerings to facilitate "one-stop shopping" for the Company's extensive customer base;

     - expand distribution channels;

     - maintain underwriting discipline to seek to assure that profitability, rather than premium volume, is emphasized;

     - take advantage of strategic acquisition opportunities; and

     - maintain the Company's historically close relationship with the medical community.

This strategy is designed to capitalize on the Company's strengths that have enabled it to achieve its current market position, including (i) its experience with, commitment to and focus on medical professional liability insurance, (ii) its history of providing a stable premium environment to its customers, (iii) the high level of service it delivers to insureds, including the aggressive defense of claims on their behalf, (iv) its "A (Excellent)" rating by A.M. Best,
(v) its capacity on a per insured basis, (vi) its ability to customize product features and programs to fit the needs of different customers and (vii) its close relationship with the medical community.

     Expand Geographically. From its inception in 1977 through 1990, all of the Company's business was written in New Jersey. In 1991, the Company began to write business in Pennsylvania and in 1996 began its expansion to other states. Since 1996, the Company has expanded its operations significantly and currently writes policies in 19 states and the District of Columbia. As a result of this expansion, the proportion of the Company's direct business written in states other than New Jersey has grown from approximately 11% in 1996 to 46% in the nine months ended September 30, 1998. In order to facilitate continued geographic expansion, the Company is in the process of obtaining authority to write medical professional liability policies in 10 other states. Over time, the Company intends to become licensed to write insurance in all 50 states, although the Company may choose not to write insurance in certain states based on market or regulatory conditions. In addition, the Company has opened four regional sales and customer support offices to assist its marketing efforts outside of New Jersey.

     Enhance Product Offerings. In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Additional products currently offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation. Most of these coverages are underwritten by the Company; several products are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. The Company intends to continue to increase the number of products it offers to its customer base in order to be able to provide them with a full range of coverages.

     Expand Distribution Channels. The Company has traditionally written insurance on a direct basis in New Jersey. In connection with the Company's expansion outside New Jersey, the Company has increasingly utilized brokers. In 1997, 43% of the Company's direct premiums written were generated through brokers. By increasing its use of this distribution channel, the Company will be better positioned to achieve growth. In order to expand further its distribution channels, the Company intends to develop additional brokerage relationships with selected brokers who have demonstrated expertise in the medical malpractice insurance market.


     Maintain Underwriting Discipline. The Company's experience with, commitment to and focus on medical professional liability insurance for over 20 years has allowed it to develop strong knowledge of the market and to build an extensive database of medical malpractice claims experience. The Company takes advantage of this specialized expertise in medical professional liability insurance to set premiums that it believes are appropriate for exposures being insured. As the Company expands its business, the Company intends to maintain underwriting discipline and emphasize profitability over premium growth.


     Take Advantage of Strategic Acquisition Opportunities. The Company believes that the Reorganization will better position the Company to make strategic acquisitions by providing greater access to capital as a source of financing and creating an attractive stock acquisition currency. The Company believes that consolidation will continue in the medical professional liability insurance industry and that opportunities to make a strategic acquisition may arise, thus providing an effective way to expand the Company's business, product offerings and geographic scope.

     Maintain Close Relationship with the Medical Community. Since its founding in 1977, the Company has maintained a close relationship with the medical community. In addition to the active involvement of practicing physicians on several of the Company's advisory committees, the Company and the medical professional liability insurance that it offers have the endorsements of different medical associations. The Company will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice patterns, claims, customer needs and other relevant matters. In addition, the Company will endeavor to maintain its endorsements.

     The Company's principal executive offices are located at Two Princess Road, Lawrenceville, New Jersey 08648. The telephone number of the Company's principal executive offices is (609) 896-2404.

                          OVERVIEW OF THE TRANSACTIONS

     The Company is contemplating two different transactions -- the Reorganization and the Public Offering.

     - Reorganization. Pursuant to the Plan of Reorganization, the Exchange will reorganize from a reciprocal insurer to a stock corporation. If the Reorganization is consummated, Distributees will receive Common Stock or, in certain cases, cash. The Reorganization will not be consummated unless, among other things, it is approved at the Members' Meeting. See "-- The Reorganization and Distribution."

     - Public Offering. If the Reorganization is approved at the Members' Meeting, the Company intends to conduct the Public Offering. Common Stock to be offered in the anticipated Public Offering will be offered only by means of a separate prospectus. The Company intends to consummate the Reorganization and the anticipated Public Offering simultaneously; however, the Reorganization could be consummated without the anticipated Public Offering being consummated.

     These transactions are described in greater detail below.

                      THE REORGANIZATION AND DISTRIBUTION

     The Exchange is currently organized as a New Jersey reciprocal insurer, and accordingly has no stockholders. Since the Exchange's inception, the business of the Exchange has been managed by the Attorney-in Fact, which is a wholly owned subsidiary of the Medical Society, under the supervision of the

Board of Governors of the Exchange (the "Board of Governors"). On October 15, 1997, the Board of Governors adopted the Plan of Reorganization. The key components of the Plan of Reorganization are set forth below.

     - The Exchange has formed a new subsidiary, The MIIX Group. The purpose of The MIIX Group is to act, if the Reorganization is consummated, as a holding company for MIIX Insurance and the Exchange's other subsidiaries, and the Attorney-in-Fact and its subsidiaries. The MIIX Group is the entity that will issue Common Stock in the Reorganization and the anticipated Public Offering.

     - The MIIX Group has formed a new subsidiary, MIIX Insurance. MIIX Insurance was formed to assume, if the Reorganization is consummated, all of the Exchange's assets and liabilities (except for the Common Stock and cash to be distributed pursuant to the Reorganization), including insurance policies written by the Exchange. After consummation of the Reorganization, MIIX Insurance will continue the Exchange's business of writing insurance policies and the Exchange will be dissolved. In consideration of the foregoing assignments by the Exchange to MIIX Insurance, The MIIX Group will issue the Reorganization Shares to the Exchange.

     - The MIIX Group will acquire the Attorney-in-Fact from the Medical Society for $11 million worth of Common Stock and $100,000 in cash.

     - When the Exchange is dissolved, the Reorganization Shares will be distributed to the Distributees. The distribution of the Reorganization Shares is registered under the Registration Statement of which this Prospectus forms a part.

       - The Reorganization Shares will be allocated to Distributees in the proportion that direct premiums earned by the Exchange attributable to each Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the same period. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over such period, was approximately $350 million.

       - If a Distributee is allocated fewer than 100 shares of Common Stock, or if such Distributee's address as shown on the records of the Exchange is outside the United States or is an address to which mail is undeliverable, such Distributee will receive cash in lieu of Common Stock. Distributees who receive cash in lieu of Common Stock will receive an amount of cash equal to the product of (i) the number of shares of Common Stock which they would otherwise be entitled to receive and (ii) the Conversion Value. If a Distributee's address as shown on the records of the Exchange is an address to which mail is undeliverable, the Company will hold such Distributee's cash distribution and will endeavor to contact such Distributee using any other information in the Company's possession. If the Company is unable to contact such Distributee, the Company will continue to hold the cash for the Distributee, subject to any escheat laws that may apply.

       - To the extent that a Distributee receives cash in lieu of Common Stock, the Common Stock otherwise distributable to such Distributee will not be distributed to other Distributees. Thus, fewer than 12,000,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. The Company currently estimates that approximately 11,900,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. Assuming that the Conversion Value is equal to $15.50 per share, approximately $1.6 million will be distributed to Distributees in lieu of Common Stock. Cash payments will be made from the Company's existing cash reserves.

     Thus, if the Reorganization is consummated, (i) the Exchange will be dissolved, (ii) the Distributees will receive Common Stock or cash, (iii) MIIX Insurance will assume the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed pursuant to the Reorganization), and
(iv) The MIIX Group will be the holding company for MIIX Insurance and the other subsidiaries of the Exchange, and for the Attorney-in-Fact and its subsidiaries. These steps will occur simultaneously and are described in greater detail below under "The Reorganization."

     Set forth below is an illustration of the Company's structure both before and after the proposed Reorganization:

                          [THE MIIX GROUP FLOW CHART]
---------------
 * Includes LP&C and MIIX New York.
** Includes Hamilton National Leasing Corporation, Pegasus Advisors, Inc., MIIX
   Healthcare Group, Inc., Lawrenceville Re and certain other subsidiaries.

     On March 5, 1998, the Commissioner (the "Commissioner") of the New Jersey Department of Banking and Insurance (the "New Jersey Department") approved the Plan of Reorganization, subject to certain conditions. See "-- Regulatory Approvals." The consummation of the Reorganization is also subject to certain other conditions precedent, including that the Exchange receive an opinion from its tax advisors substantially to the effect that the Reorganization shall constitute a tax-free reorganization for federal income tax purposes. While such opinion has been obtained, Distributees are urged to consult their tax advisors as to the consequences to them of their receipt of Common Stock or cash in connection with the Reorganization. See "The Reorganization -- Conditions to Consummation of the Reorganization" and "The Reorganization -- Federal Tax Consequences."

     A share allocation card will accompany each copy of this Prospectus delivered to Members. The share allocation card shows the estimated whole number of shares of Common Stock that the applicable Member will receive pursuant to the Reorganization if the Reorganization is approved and consummated.

                   INTEREST OF DISTRIBUTEES IN THE MIIX GROUP

     The percentage interest in The MIIX Group that Distributees will own if the Reorganization is consummated will depend on several factors, including whether or not the anticipated Public Offering is consummated, the price at which Common Stock may be sold in the anticipated Public Offering, the number of shares of Common Stock to be issued to the Medical Society in connection with the purchase of the Attorney-in-Fact, and the number of shares to be sold to certain members of the Company's management pursuant to the Stock Purchase and Loan Agreements (as defined below). See "Management -- Stock Purchase and Loan Agreements." Assuming that the anticipated Public Offering is not consummated simultaneously with the consummation of the Reorganization, that the number of shares to be issued in connection with the acquisition of the Attorney-in-Fact is based on an average trading price of $15.50 per share of Common Stock, and that 11,900,000 shares are distributed to Distributees in connection with the Reorganization, then Distributees will own approximately 94% of the outstanding Common Stock immediately after the consummation of the Reorganization. Assuming that the anticipated Public Offering is consummated simultaneously with the Reorganization, that Common Stock is sold in the anticipated Public Offering at a price of $15.50 per share, that 3,000,000 shares of Common Stock are sold in the anticipated Public Offering, and that 11,900,000 shares are distributed to Distributees in connection with the Reorganization, then Distributees will own approximately 76% of the outstanding Common Stock immediately after the consummation of the Reorganization and the anticipated Public Offering.

                                  RISK FACTORS

     Members should carefully consider the factors set forth herein under "Risk Factors" commencing on page 12, as well as other information contained in this Prospectus.

                              REGULATORY APPROVALS


     The consummation of the Reorganization requires the approval of the Commissioner. This approval was granted on March 5, 1998, subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. This approval was obtained on August 3, 1998. Second, the Reorganization must be approved by the affirmative vote of not less than two-thirds of those Members voting in person or by proxy. An appeal has been filed that challenges the validity of the Commissioner's approval of the Reorganization. See "Risk Factors -- Actions Opposing the Plan of
Reorganization." On January 14, 1999, the New Jersey Department approved an amendment to the Plan of Reorganization extending the time for its completion to September 5, 1999.


     Pursuant to the Plan of Reorganization, MIIX Insurance is to assume all the assets of the Exchange (except for the Common Stock and cash to be distributed in the Reorganization). However, insurance licenses cannot be transferred. Accordingly, MIIX Insurance must obtain regulatory approval to become an admitted carrier in each of the eight states other than New Jersey in which the Exchange is currently licensed.

These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. MIIX Insurance has obtained such approval in Pennsylvania. These states must also approve MIIX Insurance's rates, rules and policy forms, which the Company expects initially will be a continuation of those currently used by the Exchange. In addition, Virginia, which is LP&C's state of domicile, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group, and New York, which is MIIX New York's state of domicile, must approve the change in the ultimate parent of MIIX New York from the Exchange to The MIIX Group. Such approval has been obtained in Virginia. See "Business -- Regulation." Finally, Connecticut and Delaware approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk. Such approval has been obtained in Connecticut. Other miscellaneous approvals may be required in a number of states.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data for the Company. The income statement data set forth below for each of the years in the three year period ended December 31, 1997 and the balance sheet data as of December 31, 1997 and 1996 are derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The income statement data for the years ended 1993 and 1994 and for the nine months ended September 30, 1997 and 1998, and the balance sheet data as of December 31, 1993, 1994 and 1995 and as of September 30, 1997 and 1998, are derived from unaudited consolidated financial statements of the Company which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All selected financial data are presented in accordance with GAAP, except for the item entitled "statutory surplus," which is presented in accordance with Statutory Accounting Principles ("SAP"). See "Glossary of Selected Insurance Terms." The statutory surplus amounts are derived from the audited statutory financial statements of the Company (except with respect to the information provided for the nine months ended September 30, 1997 and 1998, which is derived from unaudited statutory financial statements) and, in the opinion of management, fairly reflect the specified data for the periods presented.

                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                                            FOR THE NINE MONTHS
                                                         FOR THE YEAR ENDED DECEMBER 31,                    ENDED SEPTEMBER 30,
                                           ------------------------------------------------------------   -----------------------
                                           1993(1)       1994         1995         1996         1997         1997         1998
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
  Direct premiums written................  $115,999   $  127,647   $  137,291   $  143,218   $  162,430   $  154,707   $  198,833
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========
  Net premiums earned....................  $ 78,363   $   85,992   $  105,256   $  107,887   $  123,330   $   92,170   $  114,666
  Net investment income..................    48,223       47,765       51,896       49,135       53,892       40,666       47,623
  Realized investment gains (losses).....    29,891      (11,030)      13,149        5,832       10,296          873       33,563
  Other revenue..........................     1,767        2,385        2,807        3,164        2,884        2,231        1,526
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues.......................   158,244      125,112      173,108      166,018      190,402      135,940      197,378
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
  Losses and loss adjustment expenses....    65,780       55,687      107,889      110,593      120,496       92,709      113,050
  Underwriting expenses..................    11,739       12,777       14,743       17,553       25,415       19,719       27,738
  Funds held charges.....................     2,052        4,669        6,996       10,273       13,361       10,595       11,885
  Impairment of capitalized system
    development
    costs................................        --           --           --           --           --           --       12,656
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
    Total expenses.......................    79,571       73,133      129,628      138,419      159,272      123,023      165,329
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before income taxes and
    cumulative effect of change in
    accounting principle.................    78,673       51,979       43,480       27,599       31,130       12,917       32,049
  Income tax expense.....................    26,865       16,327       11,402       10,004        2,006        1,451        8,621
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before cumulative effect of
    change in accounting principle.......    51,808       35,652       32,078       17,595       29,124       11,466       23,428
  Cumulative effect of change in
    accounting principle, net of tax
    benefit of ($21,420).................    39,780           --           --           --           --           --           --
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income...........................  $ 12,028   $   35,652   $   32,078   $   17,595   $   29,124   $   11,466   $   23,428
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF PERIOD):
  Total investments......................  $801,043   $  788,465   $  895,146   $  916,330   $1,026,971   $1,002,523   $1,194,560
  Total assets...........................   949,185    1,003,823    1,168,449    1,288,504    1,441,302    1,398,033    1,648,484
  Total liabilities......................   756,744      816,818      913,818    1,026,192    1,131,328    1,106,638    1,321,297
  Total equity...........................   192,441      187,005      254,631      262,312      309,974      291,395      327,187
ADDITIONAL DATA:
GAAP ratios:
  Loss ratio.............................      83.9%        64.8%       102.5%       102.5%        97.7%       100.6%        98.6%
  Expense ratio..........................      15.0%        14.9%        14.0%        16.3%        20.6%        21.4%        24.2%
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
  Combined ratio.........................      98.9%        79.7%       116.5%       118.8%       118.3%       122.0%       122.8%
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========
Statutory surplus........................  $147,803   $  156,246   $  184,651   $  208,478   $  242,395   $  234,228   $  249,087
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings per share (pro forma)(2)........                                                    $     2.43   $     0.96   $     1.95
                                                                                             ==========   ==========   ==========
Book value per share (pro forma)(2)......                                                    $    25.83   $    24.28   $    27.27
                                                                                             ==========   ==========   ==========

---------------

(1) In 1993 the Company eliminated the practice of discounting its liabilities for unpaid losses and loss adjustment expenses. The cumulative effect of this change amounted to approximately $61.2 million before income taxes and had the effect of reducing net income by approximately $39.8 million.



(2) Gives effect to the assumed aggregate issuance of approximately 12,000,000 shares of Common Stock to Distributees. Does not give effect to the sale of Common Stock in the anticipated Public Offering, to the issuance of Common Stock to the Medical Society in connection with the acquisition of the Attorney-in-Fact, or to the sale of Common Stock to certain officers of the Company pursuant to the Stock Purchase and Loan Agreements.

                                  RISK FACTORS

     The following risk factors, in addition to other information set forth in this Prospectus, should be carefully considered by Members in making an investment decision regarding the Common Stock.

CONCENTRATION OF BUSINESS

     Substantially all of the Company's direct premiums written are generated from medical malpractice insurance policies issued to physicians, medical groups and health care entities. As a result, negative developments in the economic, competitive, or regulatory conditions affecting the medical malpractice insurance industry, particularly as such developments might affect medical malpractice insurance for physicians, could have a material adverse effect on the Company's financial condition and results of operations.

     For the nine months ended September 30, 1998, approximately 54% of the Company's 1998 direct premiums were written in New Jersey. The revenues and profitability of the Company are therefore subject to prevailing regulatory, economic, competitive and other conditions in New Jersey. See "-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     There can be no assurance that the Company will be successful in implementing its strategy to expand and diversify its geographic market. See "-- Expansion into New Markets."

MEDICAL MALPRACTICE INSURANCE INDUSTRY FACTORS

     Many factors influence the financial results of the medical malpractice insurance industry, some of which are beyond the control of the Company and can adversely affect the Company's results of operations. These factors include, among other things, (i) aggressive pricing by competitors, pricing cycles and overcapacity that result in downward pressure on rates, (ii) greater than expected severity and frequency of claims, (iii) regulatory actions that reduce the Company's discretion with respect to the pricing of its products, (iv) changes in inflation and interest rates that make it difficult for the Company to make adequate provision for loss and LAE reserves, and (v) judicial and legislative decisions relating to insurance coverage issues and the amount of compensation payable with respect to injuries that undermine insurers' expectations with respect to the level of risk being assumed in a number of ways, including expansive coverage interpretations, eliminating coverage exclusions, multiplying limits of coverage, and creating rights for policyholders not set forth in the insurance contract.

     The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the medical malpractice industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions (a "soft insurance market") followed by periods of capital shortage and lesser competition (a "hard insurance market"). In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions which may be below profitable levels. For a number of years, the medical malpractice insurance industry in New Jersey and in many other states has experienced a soft insurance market. There can be no assurance as to whether or when industry conditions will improve or the extent to which any improvement in industry conditions may improve the Company's results of operations.

LOSS AND LAE RESERVES


     The reserves for losses and loss adjustment expenses ("LAE") established by the Company represent management's best estimates of the remaining costs of settling all incurred claims. The estimates are based on assumptions related to the ultimate cost of settling such claims based on facts and interpretation of circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity, judicial theories of liability, legislative activity, and other factors. Establishment of appropriate reserves is, however, an inherently uncertain process involving estimates of future losses, and there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. The outcome and frequency of clusters of cases, such as breast implant or "Fen-Phen" cases, cannot be predicted by the Company. In addition, the Company's recent expansion into states other than New Jersey and its utilization of new distribution channels together with changes in the practice of medicine and healthcare delivery, such as the emergence of new, larger medical groups that do not have an established claims history and additional claims resulting from restrictions on treatment by managed care organizations, may require the Company to adjust its underwriting and reserving practices. See "-- Changes in Health Care."


     There are significant inherent uncertainties in estimating ultimate losses in the casualty insurance business and these uncertainties are increased in periods when a company is expanding into new markets with new distribution channels. The uncertainties are even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance, and in particular the occurrence or occurrence-like coverages that make up nearly all of the Company's current reserves. These additional uncertainties are due primarily to the longer period of time during which an insured may seek coverage for a claim in respect of an occurrence or occurrence-like policy as opposed to a claims made policy. The Company offered traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is called the Permanent Protection Plan (the "PPP"). Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after expiration of the policy for occurrences during the policy period and thus is reserved on an occurrence basis. Loss and LAE reserves carried for this policy and traditional occurrence policies constitute more than 90% of the Company's gross loss and LAE reserves. See "Business -- Product Offerings." With the longer claim reporting and development period associated with occurrence and occurrence-like coverages, loss and LAE reserves are more likely to be impacted by, among other factors, changes in judicial liability standards and interpretation of insurance contracts, changes in the rate of inflation and changes in the propensities of individuals to file claims. See "Business -- Loss and LAE Reserves."



     The Company's reserves are evaluated quarterly and annually and are adjusted thereafter as circumstances warrant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loss and LAE Reserves." There can be no assurance that management will accurately interpret claim data in evaluating its loss and LAE Reserves.


     There can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company would be required to increase its loss and LAE reserves, which would cause a corresponding reduction in earnings in the period that such reserves are increased. This could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loss and LAE Reserves" and "Business -- Loss and LAE Reserves."

INVESTMENT PORTFOLIO RISKS AND FLUCTUATIONS OF RESULTS

     The Company's investment portfolio consists substantially of fixed maturity securities. The fair value of these assets fluctuates depending on general economic and market conditions. With respect to the Company's investments in fixed maturity securities, the market value of such investments generally increases or decreases in an inverse relationship with fluctuations in interest rates. Because all of the Company's fixed maturities are classified as available for sale, changes in the market or fair value of the Company's fixed maturities and equity securities are reflected in the Company's financial statements. Similar treatment is not available for liabilities. If interest rates rise, this will cause GAAP equity and total comprehensive income to be adversely affected.


ACTIONS OPPOSING THE PLAN OF REORGANIZATION



     Challenge to the New Jersey Insurance Commissioner's Order. A group of current and previous policyholders of the Company retained a law firm that filed a motion for rehearing with the New Jersey

Department and the Commissioner, an action designed to rescind regulatory approval of the Plan of Reorganization. The motion challenged the authority of the Commissioner to approve the actions contemplated under the Reorganization, the fairness of the proposed allocation of Common Stock, and other key elements of the Reorganization. The New Jersey Department denied the motion, and the group filed a notice of appeal (the "Appeal") with the Appellate Division of the Superior Court of New Jersey (the "Appellate Court"). The issues raised by the Appeal are (i) whether the Commissioner had the authority to approve the Plan of Reorganization in the absence of any statute expressly permitting reciprocal insurers to engage in the type of transaction contemplated by the Plan of Reorganization, (ii) whether adequate notice was given to members of the Exchange regarding the Reorganization, (iii) whether sufficient evidence was presented to the Commissioner to support the terms of the Plan of Reorganization, including the fairness of the proposed allocation of Common Stock and (iv) whether the New Jersey Department should have granted the request for a rehearing. The group also filed with the New Jersey Department a motion to stay (i) the Commissioner's order approving the Plan of Reorganization and (ii) the denial of the group's motion for rehearing, pending disposition of the Appeal. The New Jersey Department denied this motion. Following the denial of the group's motion to stay the effectiveness of the order approving the Plan of Reorganization, the group filed a motion with the Appellate Court to stay the order and for a remand of the proceeding to the New Jersey Department for rehearing. This motion was opposed by the Company and by the Medical Society, which was allowed to intervene in the Appeal, and both the Company and the Medical Society filed motions with the Appellate Court for summary disposition of the Appeal. The group subsequently filed a motion with the Appellate Court to
(i) name certain additional current or former policyholders as appellants, (ii) allow certain additional current or former policyholders to intervene as appellants, (iii) declare the appellants to be representatives of a class of New Jersey physicians who were long-time insureds of the Company, who were members of the Exchange during the three year look-back period for determining the eligibility of former members of the Exchange to participate in the Reorganization, and whose interests are aligned with those of appellants, (iv) permit notice to be given by the appellants to the members of the proposed class, at the Company's expense or as otherwise ordered by the Appellate Court and (v) grant other relief. All of these motions were denied by the Appellate Court. The appeal of the Commissioner's order approving the Plan of Reorganization currently remains pending as to the three named appellants that initially filed the Appeal with the Appellate Court.


     Other Pending Actions. Five current members of the Exchange have filed an action against the Company and others in the Superior Court of New Jersey, Chancery Division. Those five individual members claim that they should be certified to represent a class of persons who were members of the Exchange during both the three-year look back period and prior to the three-year look back period, and who allegedly would benefit from a formula to allocate stock in a manner proposed by the plaintiffs. To date, the plaintiffs have not been certified to represent such a class. Four of the five plaintiffs previously moved to intervene in the Appeal from the Commissioner's order approving the Plan of Reorganization. That motion was denied by the Appellate Court. The plaintiffs are challenging, among other things, the formula adopted by the Board of Governors to allocate stock to Distributees, the valuation of the Attorney-in-Fact, certain contractual benefits of key officers (including stock options, secured loans, long-term incentives, and potential severance benefits), and actions taken by the Board of Governors and key officers that allegedly violated such persons' fiduciary duties. The plaintiffs also contend that the surplus of the Company is greater than the Company has reported. In addition to their request to be certified to represent a class of members, the plaintiffs seek to enjoin the vote of Members on the Plan of Reorganization, to require that the Company provide them priority subscription rights, to compel the payment of dividends by the Exchange, to enjoin the anticipated Public Offering and to award non-specified compensatory and punitive damages and attorney fees. The Company intends to defend vigorously against each of the plaintiffs' claims. However, no assurance can be given that the Company will prevail on the merits of plaintiffs' claims or that a court will not grant relief that the plaintiffs have requested or other relief. Damages that could be awarded if the plaintiffs were to prevail cannot be predicted and could have a material adverse effect on the Company. Any injunctive relief that delays the vote of the Members on the Plan of Reorganization or the completion of the Plan of Reorganization or other injunctive relief requested by the plaintiffs could have a material adverse effect on the Company.

     Other Potential Actions. Other persons could bring actions against the Company for a variety of reasons, including but not limited to the relative allocation of Common Stock among Distributees, the method by which the Company determined which members of the Exchange would be Distributees, or the absence of any applicable statute or published court decision expressly permitting a reciprocal insurer to reorganize as a stock company. Final adjudication of any such case could take a number of years and the parties could appeal any final judgment. Such appeals, if made, could require a number of years to be decided. If any such action is brought, the Company intends to vigorously defend the Reorganization. However, no assurance can be given that a court would not enjoin the holding of the Members' Meeting or the distribution of Common Stock pursuant to the Plan of Reorganization, or that the Company will ultimately prevail on the merits. Damages awarded under any such suit cannot be predicted and could have a material adverse effect on the Company. If the Reorganization is completed, but the authority of the New Jersey Department to approve conversion from a reciprocal insurer to a stock company is overturned, the remedy a court might grant is uncertain. Such remedy could have a material adverse effect on the Company and its stockholders.


COMPETITION

     The physician professional liability insurance market in the United States is highly competitive. According to A.M. Best, in 1996 there were 357 companies nationally that wrote medical professional liability insurance and, of those, 112 were writing in New Jersey. In New Jersey, where approximately 54% of the Company's 1998 direct premiums were written for the nine months ended September 30, 1998, the Company's principal competitor is Princeton Insurance Companies. In New Jersey and other states, the Company's principal competitors include CNA Insurance Group, Frontier Insurance Group, Inc., PHICO Insurance Company and St. Paul Companies. These companies rank among the top 20 medical malpractice insurers nationally and are actively engaged in soliciting insureds in the states in which the Company writes insurance. In addition, as the Company expands into new states, it may face strong competition from local carriers that are closely focused on narrow geographic markets. The Company expects to encounter such competition from doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans. Many of the Company's current and potential competitors may have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. Several insurance companies that have greater financial resources than the Company have started to write medical malpractice insurance in New Jersey. There can be no assurance that the Company will be able to compete effectively against these potential and existing competitors.

     The hospital professional liability insurance market is also extremely competitive. Most of the Company's principal insurance company competitors for physicians and medical groups also now actively compete in the hospital professional liability insurance market. Moreover, the Company's primary competitor in New Jersey was founded to provide professional liability coverage to hospitals, while the Company traditionally served the individual physician market. The Company also believes that the number of health care entities that insure their affiliated physicians through self-insurance may increase, reducing the market for physician professional liability insurance. These competitive factors may adversely affect the Company's results of operations.

     As the Company expands into new product lines and new geographic markets, it will compete with established companies in such markets, many of which will have existing relationships with the physicians, medical groups, hospitals, and other health care providers that the Company will seek to insure. Competitors may also have existing relationships with insurance brokers or other distribution channels. These factors may adversely affect the Company's financial condition and results of operations. See "Business -- Competition."

CHANGES IN HEALTH CARE

     In recent years, a number of factors related to the emergence of "managed care" have negatively impacted or threaten to impact the medical practice and economic independence of physicians. Physicians have found it more difficult to conduct a traditional fee-for-service practice and many have been forced to join or affiliate with managed care organizations, health care delivery systems or practice management organizations. This consolidation has begun to reduce the role of the physician and the medical group in the medical malpractice insurance purchasing decision. In addition, the consolidation could reduce primary medical malpractice insurance premiums paid by doctors and hospitals, as larger health care systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies. Furthermore, larger health care systems may possess sufficient bargaining power to negotiate discounted rates. These factors could have a material adverse effect on the Company's profitability.

EXPANSION INTO NEW MARKETS

     The Company's strategy includes expanding and diversifying its product lines and geographic markets to meet the insurance needs of the changing health care market, while maintaining its traditional personalized service for physicians and medical groups, and customized products for health care institutions. Such expansion and diversification are contingent on various factors, including, among others, the availability of adequate capital, marketing success, the ability to profitably underwrite such expanded and diversified business, and applicable regulatory requirements. The Company's business expansion may also occur through the acquisition of, or combination with, other medical professional liability insurers or other entities. There can be no assurance that any such acquisition or combination will be profitable for the Company. There can be no assurance that the Company's expansion will be successful.

     As the Company expands and diversifies its product lines into new areas, the Company will be required to retain qualified personnel with the requisite experience in such areas. Competition for such personnel may be intense, and there can be no assurance that the Company will be able to attract and retain such personnel. In addition, the Company will have to seek distribution channels for its new products. This may increase the Company's dependence on insurance brokers and other intermediaries. There can be no assurance that the Company will be able to develop such distribution channels or maintain satisfactory relationships with insurance brokers and other intermediaries.

A.M. BEST RATINGS

     Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. The Company is rated "A (Excellent)" by A.M. Best, the third highest rating of 16 ratings assigned by A.M. Best. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders, and are not evaluations directed to purchasers of an insurance company's securities. In March 1998, A.M. Best reaffirmed the Company's "A (Excellent)" rating. The Company's rating is subject to periodic review by A.M. Best and cannot be assured. If the Company's rating is reduced from its current level by A.M. Best, the Company's results of operations could be adversely affected. See "Business -- A.M. Best Ratings."

REINSURANCE

     The amount and cost of reinsurance available to companies specializing in medical professional liability insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide professional liability insurance at competitive premium rates and coverage limits on a continuing basis will depend in part on its ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. Moreover, the Company must obtain the consents of its current reinsurers to assign the reinsurance contracts written with the Exchange to MIIX Insurance. There can be no assurance that the Company will be able to obtain its reinsurers' consents or to secure adequate reinsurance, and any failure to obtain such consents or reinsurance could have a material adverse effect on the Company. Furthermore, the Company is subject to a credit risk with respect to its reinsurers because reinsurance does not relieve the Company of liability to its insureds for the risks ceded to reinsurers. A significant reinsurer's inability to make payment under the terms of a reinsurance treaty could have a material adverse effect on the Company. See "Business -- Reinsurance."

HOLDING COMPANY STRUCTURE; LIMITATION ON DIVIDENDS

     The MIIX Group is an insurance holding company whose assets after the Reorganization will consist primarily of all the outstanding capital stock of MIIX Insurance, the Attorney-in-Fact, and downstream subsidiaries of those companies. As an insurance holding company, The MIIX Group's ability to meet its obligations and to pay dividends, if any, will largely depend on the receipt of sufficient funds from its subsidiaries. The payment of dividends to The MIIX Group by the Insurance Subsidiaries is subject to general limitations imposed by applicable insurance laws. See "Business -- Regulation -- Holding Company Regulation" and "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries."

ANTI-TAKEOVER PROVISIONS

     The MIIX Group's certificate of incorporation and by-laws include provisions that may be deemed to have anti-takeover effects and may delay, defer, or prevent a takeover attempt that stockholders may consider to be in their best interests. These provisions include: a Board of Directors consisting of three classes with staggered terms; authorization to issue up to 50,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more series, with such rights, obligations, powers, and preferences as The MIIX Group Board of Directors ("The MIIX Group Board") may provide; a limitation which permits only The MIIX Group Board, the Chairman or Vice Chairman of The MIIX Group Board or the Chief Executive Officer (or in the event of his or her absence or disability, any Vice President) of The MIIX Group, to call a special meeting of stockholders; a prohibition against stockholders acting by written consent; provisions allowing directors to be removed only for cause and only by the affirmative vote of a majority of holders of the outstanding shares of voting securities; provisions allowing The MIIX Group Board to increase the size of the Board and fill vacancies and newly created directorships; and certain advance notice procedures for nominating candidates for election to The MIIX Group Board and for proposing business before a meeting of stockholders. In addition, state insurance holding company laws that will be applicable to The MIIX Group generally provide that no person may acquire control of The MIIX Group without the prior approval of appropriate insurance regulatory authorities. See "Management," "Description of Capital
Stock -- Delaware Law and Certain Charter and Bylaw Provisions," and
"Business -- Regulation -- Holding Company Regulation."

REGULATORY AND RELATED MATTERS

     Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, statutory surplus requirements, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control, and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders' interests rather than stockholders' interests. See
"Business -- Regulation."

     State regulatory oversight and various proposals at the federal level may in the future adversely affect the Company's results of operations. In recent years the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Furthermore, the National Association of Insurance Commissioners (the "NAIC") and state insurance regulators are reexamining existing laws and regulations, which in many states has resulted in the adoption of certain laws that specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends. See "Business -- Regulation -- Risk-Based Capital,"
"Business -- Regulation -- NAIC-IRIS Ratios," and
"Business -- Regulation -- Regulation of Investments." Changes in or the adoption of laws or regulations regarding such issues or other matters, including the rates charged for insurance coverage, could have a material adverse effect on the operations of the Company. State agencies and officials responsible for administering such laws and regulations have broad powers, which they exercise primarily for the protection of policyholders.

STATE INSURANCE REGULATORY APPROVALS

     Because New Jersey's statutory scheme does not have an explicit process for converting a reciprocal insurance exchange into a stock company, the conversion will be accomplished through two assumption agreements by which the Exchange will transfer its ongoing business, assets and liabilities (except for the Common Stock and cash to be distributed pursuant to the Reorganization) to MIIX Insurance. However, insurance licenses cannot be transferred. Accordingly, it will be necessary for MIIX Insurance to gain state regulatory approval to become an admitted carrier in each of the eight states other than New Jersey in which the Exchange is currently licensed. These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. MIIX Insurance has obtained such approval in Pennsylvania. These states must also approve MIIX Insurance's rates, rules and policy forms, which the Company expects will initially be a continuation of those currently used by the Exchange. In addition, Virginia, which is LP&C's state of domicile, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group, and New York, which is MIIX New York's state of domicile, must approve the change in the ultimate parent of MIIX New York from the Exchange to The MIIX Group. Such approval has been obtained in Virginia. See
"Business -- Regulation." Finally, Connecticut and Delaware approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk. Such approval has been obtained in Connecticut. Other miscellaneous approvals may be required in a number of states. If these approvals are not granted prior to the Closing Date, it may prevent the consummation of the Reorganization as currently contemplated and, because MIIX Insurance will not be authorized to write new business in such states, may have an adverse effect on the Company.


SHARES ELIGIBLE FOR FUTURE SALE

     All of the shares of Common Stock issued in the Reorganization and the anticipated Public Offering (except for the shares issued to the Medical Society pursuant to the Plan of Reorganization, the directors and officers of the Company and other affiliates of the Company) will be eligible for immediate sale in the public market. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such shares of Common Stock in the public market following the consummation of the Reorganization and the anticipated Public Offering or the perception that such sales could occur could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

LACK OF PRIOR PUBLIC MARKET FOR COMMON STOCK

     Prior to the Reorganization and the anticipated Public Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance. However, there can be no assurance as to the price at which Common Stock will trade on the NYSE. In addition, factors such as the variations in the Company's financial results or other developments affecting the Company could cause the market price of the Common Stock to fluctuate significantly after the anticipated Public Offering.

     Completion of the anticipated Public Offering is not a condition to the effectiveness of the Plan of Reorganization. If the Plan of Reorganization becomes effective, but the anticipated Public Offering does not occur, the Company nevertheless expects to list the Common Stock on the NYSE. However, in the absence of the anticipated Public Offering, there can be no assurance that an active or orderly trading market for the Common Stock will develop. The absence of an active or orderly trading market could have an adverse effect on the market price of the Common Stock subsequent to the Closing Date and the ability of the Company to raise additional capital in the equity markets in the future.

FAILURE TO CONSTITUTE A TAX-FREE REORGANIZATION

     PricewaterhouseCoopers LLP (the "Tax Advisor") has delivered an opinion (the "Tax Opinion") stating that consummation of the Plan of Reorganization shall constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Internal Revenue Service (the "IRS") and the courts have not previously considered the treatment of a transaction in the form described herein. The Tax Opinion represents the Tax Advisor's best judgment of how a court would rule. However, the opinion is not binding upon either the IRS or any court. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the consummation of the Plan of Reorganization. Accordingly, the IRS and/or a court could reach a conclusion that differs from the conclusions in the Tax Opinion. In that event, it is possible that the consummation of the Plan of Reorganization would be treated as a taxable transaction, in which case the Exchange and Members receiving Common Stock would recognize taxable gain. See "The Reorganization -- Federal Tax Consequences."

DEPENDENCE ON KEY PERSONNEL

     The Company's success since 1990 has been significantly dependent on the contributions of Daniel Goldberg, the Company's President and Chief Executive Officer, and the loss of his services could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's success also depends to a significant extent on a number of other key employees of the Company and the loss of their services could also have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in part on its ability to attract and retain additional highly skilled professional, managerial, sales, and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel that it requires for its business and planned growth.

GUARANTY FUND ASSESSMENTS AND OTHER LIABILITIES

     Property and casualty insurers like the Company are subject to assessments in most states where they are licensed for the provision of funds necessary for the settlement of covered claims under certain policies of impaired, insolvent or failed insurance companies. Maximum contributions required by law in any one year vary by state, and have historically been between 1% and 2% of annual premiums written. The Company cannot predict with certainty the amount of future assessments. Significant assessments could have a material adverse effect on the Company's financial condition or results of operations.

     In addition to guaranty fund assessments, there is a possibility that the Company could be required to pay some portion of the estimated $2 billion liability of Pennsylvania's Medical Professional Liability Catastrophe (CAT) Loss Fund. This fund provides a level of malpractice coverage above that of primary carriers. A study is currently under way to assess the level of unfunded liability and recommend legislative solutions. Options include a bond issue; primary carriers assuming some of the fund's liability; major reinsurers funding the liability; or continuing current surcharges until the liability is eliminated. A determination that primary carriers are to share the fund's liability could have a material adverse effect on the Company.

YEAR 2000; INFORMATION TECHNOLOGY

     Because certain computer software programs have historically been designed to use a two-digit code to identify the year for date-sensitive material, such programs may not properly recognize post twentieth century dates. This could result in system failures and improper information processing that could disrupt the Company's business operations.

     The Company began evaluating this issue in 1996 in connection with an overall evaluation of the Company's systems and during 1997 assigned a project manager to study the Company's information systems and computers to determine whether they will appropriately handle post-1999 date codes. The identification of compliance issues included the Company's internal systems and processes, as well as exposure from service providers, brokers and other external business partners. Software applications, hardware and information technology ("I/T") infrastructure and non I/T systems such as the Company's telephone, security and heating and ventilating systems have been reviewed to identify those requiring upgrading or replacement to improve current computing capabilities and to ensure that they are Year 2000 compliant. In the course of evaluating the Year 2000 readiness of its internal systems, the Company determined that its claims administration system is not Year 2000 compliant. The Company has purchased a replacement system that the vendor has represented to be Year 2000 compliant and is expected to be operational in 1999. There can be no assurance that the replacement claims administration system will function as represented by the vendor or that the installation itself will not cause disruption to the Company's operations that could have a material adverse effect on its results of operations.

     The Company has not completed its review of its I/T and non I/T systems or its investigation of whether its service providers, brokers and other external business partners may experience Year 2000 problems that could affect the Company. The Company expects to complete its Year 2000 compliance efforts in 1999. However, there can be no assurance that the Company will not experience failure of its I/T or non I/T systems (including, without limitation, the replacement claims administration system), which may result in business interruption, financial loss, reputational loss or liability. There can be no assurance that the Company's service providers, brokers and other external business partners will not experience Year 2000 problems. Such problems may disrupt important services upon which the Company depends, such as telecommunications or electrical power. As the Company continues its Year 2000 compliance efforts, it may discover unforeseen problems that could require costly remedies. Any of these circumstances could have a material adverse effect on the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

     The Company is significantly dependent upon effective I/T systems. Any failure in, or failure to timely update, the Company's I/T systems could have a material adverse effect on the Company's results of operations or financial condition. The Company is in the process of upgrading its computer systems that relate to policy administration, billing, claims, and other aspects of the Company's business. There can be no assurance that such upgrades will be implemented without causing significant disruption to the Company's operations. Any such disruptions could have a material adverse effect on the Company's ability to conduct its operations and could increase administrative expenses.

     The Company may be adversely affected if Year 2000 issues result in additional claims being made against the Company's insureds. Such claims could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                              THE MEMBERS' MEETING

TIME, DATE AND PLACE


     The Members' Meeting will be held at the offices of the Attorney-in-Fact, Two Princess Road, Lawrenceville, New Jersey on March 17, 1999 at 10:00 am. At the Members' Meeting, Members will consider and vote upon a proposal to approve
(i) an amendment to the Rules and Regulations of the Exchange to permit the dissolution of the Exchange (the "Amendment") and (ii) the Plan of Reorganization.


ADOPTION DATE, QUORUM AND VOTE REQUIRED

     Only persons who were Members of the Exchange on October 15, 1997, the date on which the Board of Governors adopted the Plan of Reorganization, are entitled to vote at the Members' Meeting. There are approximately 10,700 such Members. Each such Member is entitled to one vote at the Members' Meeting.

     The presence, either in person or by proxy, of 101 Members is necessary to constitute a quorum at the Members' Meeting. The affirmative vote of not less than two-thirds of the Members present in person or by proxy at the Members' Meeting is required to approve and adopt the Amendment and the Plan of Reorganization.

THE AMENDMENT

     As part of the Plan of Reorganization, the Exchange will dissolve. At the time of the adoption of the Plan of Reorganization, the Exchange's Rules and Regulations did not contain any provision expressly authorizing such dissolution. Therefore, the Board of Governors has approved an amendment to the Rules and Regulations to permit such dissolution, and the Company is seeking the Members' approval of such amendment.

RECOMMENDATION OF THE BOARD OF GOVERNORS

     The Board of Governors believes that the Plan of Reorganization is fair to, and in the best interests of, the Exchange and its members. The Board of Governors has unanimously adopted the Plan of Reorganization and recommends that Members vote FOR the proposal to approve and adopt the Amendment and the Plan of Reorganization. See "The Reorganization -- Recommendation of the Board of Governors; Reasons for the Reorganization."

INTERESTS OF MEMBERS OF THE BOARD OF GOVERNORS IN THE REORGANIZATION

     Each member of the Board of Governors is a Member who will be entitled to vote upon the Amendment and the Reorganization and to receive Common Stock pursuant to the Reorganization. The estimated number of shares that each member of the Board of Governors will receive pursuant to the Reorganization is set forth below. See "Management" and "Ownership of Common Stock."

PROXIES

     All proxies that are properly executed and returned to the Exchange will be voted at the Members' Meeting or any adjournments and postponements thereof in accordance with the instructions thereon, or if no instructions are given, will be voted for approval and adoption of the Amendment and the Plan of Reorganization. Members are urged to mark the boxes on the proxy to indicate how they wish to vote. A Member may revoke a proxy at any time before it is voted by submitting a later dated proxy, by appearing in person at the Members' Meeting and voting thereat, or by delivering a written notice to the Secretary of the Exchange stating that the proxy is revoked.

PROXY SOLICITATION

     The Exchange will bear the cost of soliciting proxies. In addition to solicitation by mail, proxies may be solicited by the directors, officers and employees of the Attorney-in-Fact, who will not be specifically compensated for such services, by personal interview, telephone or other telecommunication. In addition, the Exchange has retained D.F. King & Co. to assist in soliciting proxies for the Members' Meeting at a fee of approximately $7,500 plus certain expenses.

                               THE REORGANIZATION

     The following discussion of the Reorganization is qualified in its entirety by reference to the Plan of Reorganization, a copy of which is attached as Annex A hereto.

GENERAL

     The Exchange is currently organized as a New Jersey reciprocal insurer, and accordingly has no stockholders. Since the Exchange's inception, the business of the Exchange has been managed by the Attorney-in-Fact, which is a wholly owned subsidiary of the Medical Society, under the supervision of the Board of Governors. On October 15, 1997, the Board of Governors adopted the Plan of Reorganization. The key components of the Plan of Reorganization are set forth below.

     - The Exchange has formed a new subsidiary, The MIIX Group. The purpose of The MIIX Group is to act, if the Reorganization is consummated, as a holding company for MIIX Insurance and the Exchange's other subsidiaries, and the Attorney-in-Fact and its subsidiaries. The MIIX Group is the entity that will issue Common Stock in the Reorganization and the anticipated Public Offering.

     - The MIIX Group has formed a new subsidiary, MIIX Insurance. MIIX Insurance was formed to assume, if the Reorganization is consummated, all of the Exchange's assets and liabilities (except for the Common Stock and cash to be distributed pursuant to the Reorganization), including insurance policies written by the Exchange. After consummation of the Reorganization, MIIX Insurance will continue the Exchange's business of writing insurance policies and the Exchange will be dissolved. In consideration of the foregoing assignments by the Exchange to MIIX Insurance, The MIIX Group will issue the Reorganization Shares to the Exchange.

     - The MIIX Group will acquire the Attorney-in-Fact from the Medical Society for $11 million worth of Common Stock and $100,000 in cash.

     - When the Exchange is dissolved, the Reorganization Shares will be distributed to Distributees. The distribution of the Reorganization Shares is registered under the Registration Statement of which this Prospectus forms a part.

        - The Reorganization Shares will be allocated to Distributees in the proportion that direct premiums earned by the Exchange attributable to each Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the same period. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over such period, was approximately $350 million.

        - If a Distributee is allocated fewer than 100 shares of Common Stock, or if such Distributee's address as shown on the records of the Exchange is outside the United States or is an address to which mail is undeliverable, such Distributee will receive cash in lieu of Common Stock. Distributees who receive cash in lieu of Common Stock will receive an amount of cash equal to the product of (i) the number of shares of Common Stock which they would otherwise be entitled to receive and (ii) the Conversion Value. If a Distributee's address as shown on the records of the Exchange is an address to which mail is undeliverable, the Company will hold such Distributee's cash distribution and will endeavor to contact such Distributee using any other information in the Company's possession. If the Company is unable to contact such Distributee, the Company will continue to hold the cash for the Distributee, subject to any escheat laws that may apply.

        - To the extent that a Distributee receives cash in lieu of Common Stock, the Common Stock otherwise distributable to such Distributee will not be distributed to other Distributees. Thus, fewer than 12,000,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. The Company currently estimates that 11,900,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. Assuming that the Conversion Value is equal to $15.50, approximately $1.6 million will be distributed to Distributees in lieu of Common Stock. Cash payments will be made from the Company's existing cash reserves.

     Thus, if the Reorganization is consummated, (i) the Exchange will be dissolved, (ii) the Distributees will receive Common Stock or cash, (iii) MIIX Insurance will assume the assets and liabilities of the Exchange (except for the Common Stock and cash to be distributed pursuant to the Reorganization), and
(iv) The MIIX Group will be the holding company for MIIX Insurance and other subsidiaries of the Exchange, and for the Attorney-in-Fact and its subsidiaries. These steps will occur simultaneously and are described in greater detail below.


     On March 5, 1998, the Commissioner approved the Plan of Reorganization subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. This approval was obtained on August 3, 1998. Second, in accordance with the terms of the Plan of Reorganization, the Members must approve the Plan of Reorganization by the affirmative vote of not less than two-thirds of those Members voting in person or by proxy. A copy of the Commissioner's Order Approving the Plan of Reorganization is attached as Annex B hereto. An appeal has been filed that challenges the validity of the Commissioner's approval of the Reorganization. See "Risk Factors -- Actions Opposing the Plan of Reorganization." On January 14, 1999, the New Jersey Department approved an amendment to the Plan extending the time for its completion to September 5, 1999.


PURPOSE

     The principal purposes of the Reorganization are to enhance the Company's strategic and financial flexibility and to provide Distributees with marketable stock in The MIIX Group. As a reciprocal insurer, the Company can increase its capital primarily through retained surplus. The Company believes that in the long term this source will not be sufficient to meet its business objectives. As a stock company, the Company will have greater access to the capital markets. The Company believes that such access will enhance the Company's ability to expand its existing business and to develop new business opportunities. In addition, as a stock company the Company will have a well-recognized and flexible organizational form that may facilitate strategic acquisitions.

TRANSFER OF ASSETS AND LIABILITIES TO MIIX INSURANCE


     Pursuant to an Assumption Reinsurance and Administration Agreement to be entered into among the Exchange, The MIIX Group and MIIX Insurance (the "Reinsurance Assignment"), all the rights and obligations under policies written by the Exchange, and all instruments of reinsurance ceded by the Exchange in respect of such policies, will be transferred to MIIX Insurance in consideration of the transfer by the Exchange to MIIX Insurance of invested assets, premium receivables, reinsurance recoverables and other assets having a value equal to the liabilities transferred under the Reinsurance Assignment. Following the effectiveness of the Reinsurance Assignment, MIIX Insurance will become directly liable under the assumed direct written policies and will service and administer those policies. The Reinsurance Assignment's effectiveness is conditioned upon the approval of the Commissioner and the commissioners of insurance of the states of Connecticut and Delaware. Such approval has been obtained in Connecticut. The Commissioner's approval was obtained in connection with the approval of the Plan of Reorganization. As promptly as possible following the effectiveness of the Reinsurance Assignment, MIIX Insurance will mail to each policyholder of the Exchange (and to former policyholders with claims outstanding on the Closing Date or arising after the Closing Date) a certificate of assumption notifying them that their policies have been transferred to MIIX Insurance. Pursuant to an Assignment and Assumption Agreement to be entered into among the Exchange, The MIIX Group and MIIX Insurance (the "Asset Assignment" and, with the Reinsurance Assignment, the "Assumption Agreements"), MIIX Insurance will assume all the non-insurance liabilities of the Exchange, and the Exchange will transfer to MIIX Insurance all of the non-insurance operating assets and properties used or held for use in connection with, necessary for, or material to, the business and operations currently conducted by the Exchange. Common Stock and cash to be distributed to Distributees is excluded from such transfer. In consideration of the foregoing assignments by the Exchange, The MIIX Group will issue the Reorganization Shares to the Exchange. See "-- General." The Asset Assignment is conditioned upon the approval of the Commissioner, which has already been obtained in connection with the Commissioner's approval of the Plan of Reorganization.

     The transfer of assets and liabilities from the Exchange to MIIX Insurance will be accounted for on a historical cost basis, with no gain or loss recognition resulting from the transfer.

SHARES OF COMMON STOCK ISSUED TO DISTRIBUTEES

     In connection with the Reorganization, 12,000,000 shares of Common Stock will be available for allocation to Distributees. "Distributees" are Persons who were Named Insureds (regardless of the person or group who paid the premiums) in one or more Policies that were In Force on the Adoption Date and Persons who were at any time during the three-year period prior to the Adoption Date Named Insureds in one or more Policies. Corporate policyholders and other policyholders who are not natural persons are not Distributees. See "Glossary of Reorganization Terms."


     Distributees will be allocated shares of Common Stock if the Plan of Reorganization is approved by the Members at the Members' Meeting, and the other conditions to the consummation of the Reorganization are met. See "-- Conditions to Consummation of the Reorganization." Each Distributee will be allocated a pro rata share of the 12,000,000 shares of Common Stock available for allocation to Distributees, in the proportion that direct premiums earned by the Exchange attributable to such Distributee, less return premiums, over the three years prior to October 15, 1997, bear to direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the same period. The number of shares allocated will be rounded to the nearest integer, with one-half share allocation being rounded upward. Therefore, the actual number of shares so allocated will not precisely equal each Distributee's pro rata share of the Exchange's earned premiums over the three years prior to October 15, 1997. The total amount of direct premiums earned by the Exchange attributable to all Distributees, less return premiums, over the three years prior to October 15, 1997 was approximately $350 million. Distributees who (i) have as their address for mailing purposes shown on the records of the Company an address outside the United States of America or an address to which mail is undeliverable, or (ii) are allocated a number of shares of Common Stock fewer than 100, will be paid cash in lieu of such shares. The gross amount of cash paid in consideration for each such share shall equal the Conversion Value. If a Distributee's address as shown on the records of the Exchange is an address to which mail is undeliverable, the Company will hold such Distributee's cash distribution and will endeavor to contact such Distributee using any other information in the Company's possession. If the Company is unable to contact such Distributee, the Company will continue to hold the cash for the Distributee, subject to any escheat laws that may apply. To the extent that a Distributee receives cash in lieu of Common Stock, the Common Stock otherwise distributable to such Distributee will not be distributed to other Distributees. Thus, fewer than 12,000,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. The Company currently estimates that 11,900,000 shares of Common Stock will be distributed to the Distributees pursuant to the Reorganization. Assuming that the Conversion Value is equal to $15.50 per share, approximately $1.6 million will be distributed to Distributees in lieu of Common Stock. Cash payments will be made from the Company's existing cash reserves.


     Following the Closing Date, the Company will mail to each Distributee (other than Distributees receiving cash) a stock certificate representing the shares of Common Stock distributed to such Distributee. Distributees will not be able to sell such shares until they receive their stock certificate.

     The par value of the Common Stock distributed to Distributees will be accounted for as a reallocation among the equity components of the Company from retained earnings to additional paid in capital, and will have no impact on the total equity of the Company. The amount distributed to Distributees in lieu of Common Stock will be accounted for as a reduction to retained earnings.

INTEREST OF DISTRIBUTEES IN THE MIIX GROUP


     The percentage interest in The MIIX Group that Distributees will own if the Reorganization is consummated will depend on several factors, including whether or not the anticipated Public Offering is consummated, the price at which Common Stock may be sold in the anticipated Public Offering, the number of shares of Common Stock to be issued to the Medical Society in connection with the purchase of the Attorney-in-Fact, and the number of shares to be sold to certain members of the Company's management pursuant to the Stock Purchase and Loan Agreements. See "Management -- Stock Purchase and Loan Agreements." Assuming that the anticipated Public Offering is not consummated simultaneously with the consummation of the Reorganization, that the number of shares to be issued in connection with the acquisition of the Attorney-in-Fact is based on an average trading price of $15.50 per share of Common Stock, and that 11,900,000 shares are distributed to Distributees in connection with the Reorganization, then Distributees will own approximately 94% of the outstanding Common Stock immediately after the consummation of the Reorganization. Assuming that the anticipated Public Offering is consummated simultaneously with the Reorganization, that Common Stock is sold in the anticipated Public Offering at a price of $15.50 per share, that 3,000,000 shares of Common Stock are sold in the anticipated Public Offering, and that 11,900,000 shares are distributed to Distributees in connection with the Reorganization, then Distributees will own approximately 76% of the outstanding Common Stock immediately after the consummation of the Reorganization and the anticipated Public Offering.


ACQUISITION OF THE ATTORNEY-IN-FACT

     Pursuant to a Stock Purchase Agreement dated as of October 15, 1997, between The MIIX Group and the Medical Society, as amended (the "Stock Purchase Agreement"), on the date on which the Reorganization is consummated, The MIIX Group will purchase all the outstanding common stock of the Attorney-in-Fact from the Medical Society in exchange for (i) $100,000 in cash and (ii) that number of shares of Common Stock with a value equal to $11 million based on the price per share of Common Stock in the anticipated Public Offering (the "Public Offering Price"), or if the anticipated Public Offering is not consummated, on the average trading price (based upon the mean of the daily high and low share price) for the first 60 days of trading of the Common Stock on any nationally recognized securities exchange. Based on an assumed price of $15.50 per share, approximately 709,700 shares of Common Stock will be paid to the Medical Society. All subsidiaries of the Attorney-in-Fact are included in the purchase. The Common Stock received by the Medical Society pursuant to the Stock Purchase Agreement may not be transferred by the Medical Society for a period of 10 years following October 15, 1997 except to the Company or its affiliates at fair market value or to another party if The MIIX Group Board approves such transfer.

     The acquisition of the Attorney-in-Fact will be accounted for as a purchase. As a result, the assets and liabilities of the Attorney-in-Fact will be adjusted to reflect their fair market values on the date of the consummation of the Reorganization and any difference between the purchase price and the fair market value of the net assets will be recorded as goodwill.

CONDITIONS TO CONSUMMATION OF THE REORGANIZATION


     The consummation of the Reorganization is subject to the conditions that
(i) the Exchange has received an opinion from a nationally-recognized investment banking firm as to the fairness of the Plan of Reorganization; (ii) the Exchange has received an opinion from its tax advisors substantially to the effect that the transfer of the Exchange's assets to, and assumption of its liabilities by, MIIX Insurance, and the dissolution of the Exchange, shall qualify as a tax-free reorganization; (iii) the Members of the Exchange shall have approved the Plan of Reorganization by the affirmative vote of not less than two-thirds of those Members voting; (iv) the Attorney-in-Fact shall have canceled all powers of attorney entered into with any applicant for insurance with the Exchange; (v) all requisite approvals of the Reinsurance Assignment shall have been obtained;
(vi) the Exchange shall have filed with the Commissioner certain certificates as to the satisfaction of the conditions to the consummation of the Plan of Reorganization; (vii) the Commissioner shall have issued a certificate of authority to MIIX Insurance to do business for the same lines of insurance currently permitted of the Exchange and shall have granted MIIX Insurance any required rate and form approvals; and (viii) the order of the Commissioner approving the Plan of Reorganization shall have become final. The order approving the Plan of Reorganization was issued on March 5, 1998. On August 3, 1998, the Commissioner granted a certificate of authority to MIIX Insurance authorizing it to do business in the same lines of insurance currently permitted of the Exchange. The Exchange has received the opinion of the Tax Advisor that the Reorganization qualifies as a tax-free Reorganization. See "-- Federal Tax Consequences." In addition, the Exchange has received a fairness opinion from Salomon Smith Barney Inc. See "-- Opinion of Financial Advisor." The consummation of the anticipated Public Offering is conditioned on the consummation of the Reorganization. However, the consummation of the Reorganization is not conditioned on the consummation of the anticipated Public Offering.

BACKGROUND OF THE REORGANIZATION

     The Company has historically relied upon premium payments as its primary source of capital. However, the Company believes that in the long term this source will be insufficient to meet the Company's business objectives. On January 28, 1997, representatives of the Company met with representatives of Salomon Smith Barney Inc. (together with its predecessors, the "Financial Advisor"), the successor to Salomon Brothers Inc and Smith Barney Inc., to discuss various capital raising alternatives. Such alternatives included reorganizing as a stock insurer.

     The strategic planning committees of the Board of Governors and the Board of Directors of the Attorney-in-Fact held meetings on May 29, 1997 and May 30, 1997. At these meetings, representatives of the Financial Advisor made a presentation regarding trends in the medical malpractice insurance and health care industries, an overview of the Exchange's business, and various capital raising alternatives. At the conclusion of these presentations, the strategic planning committees of the Board of Governors and the Board of Directors of the Attorney-in-Fact authorized management to continue to explore the capital raising alternatives discussed at the meeting.

     On June 18, 1997, representatives of the Financial Advisor met with the strategic planning committees of the Board of Governors and the Board of Directors of the Attorney-in-Fact to explore further the strategic alternatives discussed on May 29, 1997 and May 30, 1997. In particular, the Financial Advisor's representatives discussed with the committees a proposed plan by which the Exchange would reorganize as a stock insurer, acquire the Attorney-in-Fact, and raise capital through an initial public offering. Upon the conclusion of this meeting, the Financial Advisor was asked to make a formal presentation to the Board of Governors and the Board of Directors of the Attorney-in-Fact.

     On July 30, 1997, representatives of the Financial Advisor joined a special meeting of the Board of Governors and the Board of Directors of the Attorney-in-Fact. At this meeting, representatives of the Financial Advisor discussed various capital raising alternatives, including the key features of a proposed plan by which the Exchange would reorganize as a stock insurer, acquire the Attorney-in-Fact, and raise capital through an initial public offering. After discussing the various alternatives and certain issues relating to the reorganization of the Exchange as a stock insurer, the Board of Governors and the Board of Directors of the Attorney-in-Fact directed their respective managements to develop a plan for the reorganization of the Exchange as a stock insurer.

     On July 8, 1997, August 14, 1997, September 5, 1997, September 12, 1997, September 26, 1997, and October 6, 1997, representatives of the Company met with representatives of the New Jersey Department to discuss the proposed reorganization. The New Jersey Department, in conjunction with its legal counsel, determined the procedures governing the reorganization process. At these meetings, representatives of the New Jersey Department reviewed and discussed drafts of the Company's proposed plan of reorganization and accompanying documents. All elements of the proposed plan were evaluated, including but not limited to the formation of the successor company, the purchase of the Attorney-in-Fact, the distribution of Common Stock and cash, the dissolution of the Exchange, and reinsurance implications.

     On September 17, 1997, meetings were held to update the Board of Governors and the Board of Directors of the Attorney-in-Fact as to the status of the proposed reorganization. Representatives of the Financial Advisor made a presentation to the Board of Governors and the Board of Directors of the Attorney-in-Fact regarding the structure and other details of the proposed plan of reorganization.

     The terms of the acquisition of the Attorney-in-Fact were initially proposed pursuant to a term sheet that was reviewed and commented upon by representatives of the Company and the Medical Society during the period that the Plan of Reorganization was being developed. In a negotiating session held on October 6, 1997, representatives of the Company and the Medical Society negotiated final terms of the Stock Purchase Agreement for the acquisition of all the stock of the Attorney-in-Fact and its subsidiaries.

     On October 15, 1997, a regular meeting of the Board of Governors was held. At this meeting, Mr. Kenneth Koreyva, Vice President and Chief Financial Officer of the Attorney-in-Fact, reviewed with the Board of Governors the terms and structure of the proposed plan of reorganization. The Exchange's counsel discussed certain legal aspects of the proposed plan of reorganization. Representatives of the Financial Advisor discussed the terms of the proposed plan of reorganization and delivered a written opinion to the Board of Governors that, based upon the assumptions and limitations set forth therein, as of October 15, 1997 (i) the consideration to be received by the Distributees, as a group, in the Reorganization pursuant to the Plan of Reorganization is fair, from a financial point of view, to the Distributees, as a group and (ii) the consideration to be paid for all the outstanding common stock of the Attorney-in-Fact and its subsidiaries is fair, from a financial point of view, to the Exchange. The Board of Governors asked various questions during the course of these presentations. The Board of Governors then approved the Plan and authorized management to file the Plan with the New Jersey Department.

     On October 16, 1997, the Plan of Reorganization was filed with the New Jersey Department. On December 22, 1997, the New Jersey Department conducted a public hearing regarding the Plan of Reorganization. On March 5, 1998, the Commissioner approved the Plan of Reorganization, subject to certain conditions. See "The Reorganization -- Regulatory Approvals."

RECOMMENDATION OF THE BOARD OF GOVERNORS; REASONS FOR THE REORGANIZATION

     The Board of Governors has concluded that the terms of the Reorganization are fair to, and in the best interests of, the Exchange and its members. In reaching this conclusion the Board of Governors considered a variety of factors, including but not limited to the following:

          - The Board of Governors' belief that the Company must be able to grow in order to maximize the Company's ability to realize continued success and to provide a high level of service to its insureds.

          - The Board of Governors' belief that such growth requires access to capital, and that the Company must take on a corporate form in order to gain access to capital markets.

          - The Board of Governors' belief that other insurers that are organized as stock companies possess a competitive advantage over the Company, because stock companies (i) have access to capital markets, (ii) operate under corporate statutes that provide greater certainty and greater flexibility than the New Jersey statute governing reciprocal insurers as to the types of activities in which the Company may engage, and (iii) are better recognized and more accepted in the business community than reciprocal insurers.

          - The opinion of the Financial Advisor that (i) the consideration to be received by the Distributees, as a group, in the Reorganization pursuant to the Plan of Reorganization is fair, from a financial point of view, to the Distributees, as a group, and (ii) the consideration to be paid for all the outstanding common stock of the Attorney-in-Fact and its subsidiaries is fair, from a financial point of view, to the Exchange.

          - The expected treatment of the Reorganization as a tax-free reorganization.

          - The fact that Distributees will receive publicly traded Common Stock in the Reorganization, in contrast to the illiquid nature of Membership Interests (as defined below).

     The Board of Governors also considered certain potential risks of the Reorganization, including but not limited to the following:

          - The fact that stockholders of The MIIX Group might have interests that are not aligned with the interests of insureds, and that such stockholders would have ultimate control over The MIIX Group.

          - The fact that as a public company, The MIIX Group would be subject to a heightened degree of scrutiny and market pressures.

     In making the determination that only Distributees would receive Common Stock, the Board of Governors considered, in the absence of governing law in New Jersey, expert commentary and the many analogous state laws that maintain a "look-back" approach to the demutualization of mutual insurers in order to reflect members' and recent former members' respective recent contributions (measured in terms of premiums). Among the states that have adopted such a look-back approach, a three-year look-back period is the most frequently used methodology.

     The foregoing discussion of the information and factors considered by the Board of Governors is not intended to be exhaustive, but the Company believes it includes all of the material factors considered by the Board of Governors. In making its determination, the Board of Governors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board of Governors did not classify the various factors according to whether they were favorable, unfavorable or neutral to its conclusions. In addition, individual members of the Board of Governors may have given different weights to different factors.

OPINION OF FINANCIAL ADVISOR

     On June 27, 1997, the Exchange retained the Financial Advisor to assist it in the investigation and possible execution of the Reorganization. In connection with the engagement, the Exchange instructed the Financial Advisor to evaluate the fairness, from a financial point of view, (i) to the Distributees, as a group, of the consideration to be received by the Distributees in the Reorganization pursuant to the Plan of Reorganization and (ii) to the Exchange of the consideration to be paid for all of the stock of the Attorney-in-Fact and its subsidiaries.


     The total amount of consideration to be received by the Distributees as a group pursuant to the Reorganization is the value of the Company before the consummation of the anticipated Public Offering, less the $11.1 million dollars in cash and Common Stock that the Medical Society will receive in connection with the acquisition of the Attorney-in-Fact. The number of shares to be received by the Medical Society will be based on the Public Offering Price ($11 million / Public Offering Price) or, if the Public Offering is not consummated, based on the average trading price (based upon the mean of the daily high and low share price) for the first sixty days of trading of the Common Stock on any nationally recognized securities exchange ($11 million / average trading price).


     The Exchange imposed no limitations on the Financial Advisor with respect to the investigation made, or the procedures followed, by it in rendering its opinion. The Exchange selected the Financial Advisor because of its reputation and expertise as an internationally recognized investment banking firm. The Financial Advisor, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with stock repurchases, mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     The Financial Advisor delivered its written opinion, dated October 15, 1997, to the Board of Governors stating that, as of the date of such opinion, and based upon the procedures and subject to the assumptions and qualifications described in such opinion, (i) the consideration to be received by the Distributees, as a group, in the Reorganization pursuant to the Plan of Reorganization is fair, from a financial point of view, to the Distributees, as a group, and (ii) the consideration to be paid for all the outstanding common stock of the Attorney-in-Fact and its subsidiaries is fair, from a financial point of view, to the Exchange. The Financial

Advisor has confirmed its opinion dated October 15, 1997 by delivery of a
written opinion dated                (the "Bring-Down Opinion"). In connection
with the Bring-Down Opinion, the Financial Advisor updated the analysis performed in connection with its opinion delivered on October 15, 1997 and reviewed the assumptions on which such analysis was based and the factors considered in connection therewith. The Exchange imposed no limitations on the Financial Advisor with respect to the investigation made, or the procedures followed, by it in rendering the Bring-Down Opinion.


     THE FULL TEXT OF THE BRING-DOWN OPINION, WHICH SETS FORTH THE MATTERS REVIEWED, ASSUMPTIONS MADE, FACTORS CONSIDERED, RELIANCE UPON OTHERS AND LIMITATIONS AS TO THE REVIEW UNDERTAKEN BY IT, IS ATTACHED AS ANNEX C HERETO AND IS INCORPORATED BY REFERENCE HEREIN. MEMBERS ARE URGED TO READ CAREFULLY THE BRING-DOWN OPINION IN ITS ENTIRETY. ANY DESCRIPTION OF OR REFERENCE TO THE BRING-DOWN OPINION IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE FULL TEXT OF SUCH OPINION. THE BRING-DOWN OPINION IS DIRECTED TO THE BOARD OF GOVERNORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MEMBER AS TO WHETHER SUCH MEMBER SHOULD VOTE TO APPROVE THE PLAN OF REORGANIZATION OR A RECOMMENDATION TO THE COMPANY OF WHETHER TO CONDUCT THE ANTICIPATED PUBLIC OFFERING. THE BRING-DOWN OPINION IS BASED ON CONDITIONS AS THEY EXISTED ON THE DATE THEREOF AND THE FINANCIAL ADVISOR DOES NOT ASSUME RESPONSIBILITY TO UPDATE OR REVISE SUCH OPINION BASED UPON CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THEREOF.

     The Bring-Down Opinion does not address the Exchange's underlying business decision to effect the Reorganization or the anticipated Public Offering. In addition, the Financial Advisor's opinion expressly excludes any opinion as to:
(i) which of the Exchange's policyholders are to be included among the Distributees; (ii) the fairness of the proposed consideration to be paid to any Distributee, individually, or to any class of Distributees in connection with the Reorganization, including any provisions of the Plan of Reorganization relating to which Distributees receive Common Stock, the allocation of such Common Stock among Distributees and any other provisions of the Plan of Reorganization that distinguish among Distributees; and (iii) the anticipated Public Offering, including the effect thereof, or of any decision not to proceed with the anticipated Public Offering, on the Reorganization, or the price at which Common Stock may be sold in the anticipated Public Offering, if consummated, or the fair market value of any shares of Common Stock to be issued pursuant to the Plan of Reorganization or the price at which Common Stock issued in connection with the Plan of Reorganization or pursuant to the anticipated Public Offering, if consummated, will trade. The Financial Advisor noted that the Public Offering Price, if the Reorganization and the anticipated Public Offering are consummated, will be a function of market conditions and the recent performance of and outlook for the Exchange at that time. Further, the Financial Advisor noted its belief that trading in the Common Stock for a period following the completion of a distribution of the Common Stock, including the anticipated Public Offering, if consummated, would be characterized by a redistribution of the Common Stock among Distributees and other investors and that the Common Stock may trade during such periods of redistribution below the prices at which it would trade on a fully distributed basis.

     In conducting its analysis and in arriving at its opinion, the Financial Advisor reviewed, analyzed and relied upon material bearing upon the financial and operating condition and prospects of the Exchange and material prepared in connection with the Reorganization. The Financial Advisor considered such financial and other factors it deemed appropriate under the circumstances, including, among other things, the following: (i) the historical and then-current financial position and results of operations of the Exchange and the Attorney-in-Fact; (ii) the business prospects of the Exchange and the Attorney-in-Fact; (iii) the historical relationship between the Exchange and the Attorney-in-Fact; (iv) the historical and current market for the equity securities of certain other companies that it believed to be comparable to the Exchange, The MIIX Group or the Attorney-in-Fact; (v) the nature and terms of certain other transactions that it believed to be relevant; (vi) the fact that the Exchange had advised the Financial Advisor that growth is extremely important to remain an effective and competitive insurer in the future; (vii) the fact that the Exchange had advised the Financial Advisor that it is of significant strategic importance that it have broader access to external capital to finance such growth; (viii) the Exchange's "A (Excellent)" rating by A.M. Best and the considerations on which such rating is based; (ix) the fact that, in its present form as a reciprocal insurer, the Exchange has limited access to capital markets for new capital; (x) the fact that, following the Reorganization, the Exchange would have a capital structure potentially enabling it to access the capital markets for new capital; and (xi) the illiquidity of Membership Interests. In addition, the Financial Advisor took into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities valuation generally. The nature and terms of the transactions that the Financial Advisor believed to be relevant included the demutualizations or conversions of the following companies: Allmerica Financial Corp., Amerus Life Holdings, Inc., Farm Family Holdings, Inc., Guarantee Life Companies, Inc., Old Guard Group, Inc., SCPIE Holdings Inc. and Trigon Healthcare, Inc.

     In preparing its opinion, the Financial Advisor assumed, at the Exchange's instruction, that: (i) the Reorganization will meet all applicable legal and regulatory requirements and that all necessary action will have been taken to comply with all applicable laws and requirements, including the receipt of all required approvals by policyholders, regulators and otherwise; (ii) the Reorganization will qualify as a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986; (iii) any credit facility entered into by the Exchange or The MIIX Group and any borrowings thereunder will not have a material adverse impact on the Exchange's business operations or performance or ratings by A.M. Best; (iv) the terms of the anticipated Public Offering will not affect the legal or tax treatment of the Reorganization; and
(v) the anticipated Public Offering, which, if consummated, may close simultaneously with the Reorganization, is a separate and distinct transaction from the Reorganization. The Financial Advisor was advised as to certain legal matters by counsel to the Exchange and as to certain tax matters by the Exchange's tax advisor and, with respect to such matters, it relied upon such counsel and tax advisor.


     In connection with rendering its opinion, the Financial Advisor reviewed and analyzed, among other things, the following: (i) a copy of the Plan of Reorganization; (ii) drafts dated July 15, 1998 of the Assumption Agreements;
(iii) a copy of the Stock Purchase Agreement dated as of October 15, 1997, a copy of Amendment No. 1 to Stock Purchase Agreement dated as of September 20, 1998, and a copy of Amendment No. 2 to Stock Purchase Agreement dated as of December 21, 1998; (iv) the statutory annual statements provided by the Exchange for the years 1993 through 1997; (v) certain GAAP financial data provided by the Exchange, including the income statement and balance sheet of each of the Exchange and the Attorney-in-Fact for the years 1993 through 1997 and the nine month period ending September 30, 1998; (vi) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Exchange and the Attorney-in-Fact furnished to it by the Exchange for purposes of its analysis; (vii) certain publicly available information with respect to certain other companies that it believed to be comparable to the Exchange and the trading markets for certain of such other companies' securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that it considered relevant to its inquiry. In addition, the Financial Advisor considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant and it discussed the foregoing, as well as other matters it believed relevant to its inquiry, with the management of the Exchange and the Attorney-in-Fact. The Financial Advisor compared publicly available financial information and market data of comparable companies of the Exchange (including FPIC Insurance Group, Inc., Medical Assurance, Inc., MMI Companies, Inc., Professionals Group Inc. and SCPIE Holdings Inc.) with certain financial data of the Exchange not for the purposes of comparative valuation but primarily to determine that The MIIX Group would have an appropriate capital structure and the requisite financial performance and size to be viable as a publicly traded company upon the consummation of the Reorganization.


     In its review and analysis and in arriving at its opinion, the Financial Advisor assumed and relied upon the accuracy and completeness of all of the financial and other information that was provided to it or was publicly available and did not attempt to independently verify the same and further relied upon the assurances of management of the Exchange that they were not aware of any facts that would make such information inaccurate or misleading. The Financial Advisor, upon the advice and consent of management of the Exchange, assumed that projections provided by the Exchange were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Exchange as to the future financial performance of the Exchange and the Attorney-in-Fact, and noted that it expressed no opinion with respect to such projections or the assumptions on which they were based. In addition, the Financial Advisor did not make or obtain any evaluations or appraisals of the properties and facilities of the Exchange or the Attorney-in-Fact nor did it make a physical inspection of such properties and facilities. Further, the Financial Advisor assumed that neither the Plan of Reorganization nor the Stock Purchase Agreement will, after the date thereof, be amended to contain any terms or conditions that differ materially from the terms and conditions contained in the executed copies of such documents it reviewed, the Assumption Agreements, when executed, will not contain any terms or conditions that differ materially from the terms and conditions contained in the drafts of such documents it reviewed, the conditions precedent to the Reorganization contained in the Plan of Reorganization and to the purchase of all of the stock of the Attorney-in-Fact and its subsidiaries contained in the Stock Purchase Agreement will be satisfied, without any waiver thereof, and the Reorganization and the acquisition of the Attorney-in-Fact will be consummated in accordance with the terms of the Plan of Reorganization and the Stock Purchase Agreement.

     The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. The Financial Advisor made no attempt to assign specific weights to the relevance of the factors considered. Accordingly, the Financial Advisor believes that the summary set forth above must be considered as a whole, and that selecting certain of the factors considered by the Financial Advisor, without considering all of such factors, could create a misleading or incomplete view of the processes underlying the analysis conducted by the Financial Advisor and its opinion.


     The Exchange retained the Financial Advisor pursuant to an engagement letter dated June 27, 1997. The Exchange paid the Financial Advisor an aggregate fee of $400,000 pursuant to such engagement letter. The Exchange also agreed to reimburse the Financial Advisor for all reasonable out-of-pocket expenses, including fees and expenses of counsel, in connection with rendering such services as contemplated in the engagement letter. The foregoing fees and expenses were payable whether or not the Financial Advisor gave the Exchange a favorable fairness opinion. The Company has agreed to indemnify the Financial Advisor and its affiliated entities, directors, officers, employees, legal counsel, agents and controlling persons against certain costs, expenses and liabilities to which they may become subject arising out of or in connection with their engagement. In addition, the Financial Advisor or its affiliates have previously rendered certain investment banking and financial advisory services to the Exchange, for which it or such affiliates have received, or will receive, customary compensation. The Financial Advisor and its affiliates (including Citigroup Inc. and The Robinson-Humphrey Company, LLC) may have other business relationships with the Company, the Medical Society and the Attorney-in-Fact.


REGULATORY APPROVALS


     Consummation of the Reorganization requires the approval of the Commissioner. This approval was granted on March 5, 1998, subject to two conditions. First, the Commissioner must approve the formation of MIIX Insurance. This approval was obtained on August 3, 1998. Second, the Reorganization must be approved by the affirmative vote of at least two-thirds of those Members voting in person or by proxy. An appeal has been filed that challenges the validity of the Commissioner's approval of the Reorganization. See "Risk Factors -- Actions Opposing the Plan of Reorganization."


     Pursuant to the Plan of Reorganization, MIIX Insurance is to assume all the assets of the Exchange except for the Common Stock and cash to be distributed in the Reorganization. However, insurance licenses cannot be transferred. Accordingly, MIIX Insurance must obtain regulatory approval to become an admitted carrier in each of the eight states other than New Jersey in which the Exchange is currently licensed. These states are Connecticut, Delaware, Kentucky, Maryland, Michigan, Pennsylvania, Vermont and West Virginia. MIIX Insurance has obtained such approval in Pennsylvania. These states must also approve MIIX Insurance's rates, rules and policy forms, which the Company expects will initially be a continuation of those currently used by the Exchange. In addition, Virginia, which is LP&C's state of domicile, must approve the change in LP&C's ultimate parent from the Exchange to The MIIX Group, and New York, which is MIIX New York's state of domicile, must approve the change in the ultimate parent of MIIX New York from the Exchange to The MIIX Group. Such approval has been obtained in Virginia. See "Business -- Regulation." Finally, Connecticut and Delaware approvals and the consent of the reinsurers will be required in connection with the assignment to MIIX Insurance of the various reinsurance agreements under which the Exchange cedes risk. Such approval has been obtained in Connecticut. Other miscellaneous approvals may be required in a number of states.


FEDERAL TAX CONSEQUENCES

     The following is a description of the principal United States federal income tax consequences to the Company and to Members receiving Common Stock or cash in the Reorganization. This discussion is based on the advice of PricewaterhouseCoopers LLP (the "Tax Advisor"). The description is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, judicial decisions and published rulings and other administrative interpretations issued by the IRS, as currently in effect, all of which are subject to change at any time, possibly with retroactive effect. This discussion does not address all aspects of federal taxation that may be relevant to particular Members. Thus, for example, the discussion is addressed only to a Member who is a citizen or resident of the United States who is subject to United States federal income tax on a net income basis in respect of the Reorganization, and the discussion may not be applicable to Members who, for United States federal income tax purposes, are subject to special rules, such as persons whose functional currency is not the U.S. dollar or persons who do not hold their Membership Interests as capital assets. Further, the discussion that follows, and the advice upon which it is based, are not binding on the IRS or any court. See "Risk Factors -- Failure to Constitute a Tax-Free Reorganization."

     This discussion does not address any federal estate tax or any state, local or foreign tax considerations arising in connection with the Reorganization. Each Member should consult his or her tax advisor to determine the federal, state, local and any applicable foreign tax consequences of the Reorganization, in their particular circumstances, including the effects of any changes in tax laws or regulations after the date of this Prospectus.

     Subject to the foregoing, and assuming that the Reorganization takes place as described in the Plan of Reorganization and this Prospectus, and based on certain representations made by the Exchange, it is the opinion of the Tax Advisor that the federal tax consequences to the Company and to Members shall be as follows:

     Reorganization Treatment -- Consequences to the Company. The transfer of the assets of the Exchange to, and the assumption of the Exchange's liabilities by, MIIX Insurance, followed by the dissolution of the Exchange shall constitute a reorganization within the meaning of Section 368(a) of the Code. Accordingly, neither the Exchange, MIIX Insurance nor The MIIX Group will recognize any taxable income as a result of the consummation of the Reorganization.

     Consequences to Members -- In General. The distribution of Common Stock and cash to Members in connection with the Reorganization shall be treated as made in exchange for their existing Membership Interests, which shall be treated as stock for purposes of Section 368(a) of the Code.

     Consequences to Members Receiving Solely Common Stock. Members who receive solely Common Stock in the Reorganization shall not recognize any gain or loss for federal income tax purposes on the receipt of such Common Stock. The tax basis of the Common Stock received shall be equal to the tax basis of the Membership Interest surrendered, which is deemed to be zero. The holding period of the Common Stock received by a Member shall include the period that the Member held his or her Membership Interest in the Exchange.

     Consequences to Members Receiving Solely Cash. A Member who receives solely cash shall be treated as having received such cash as a distribution in exchange for his or her Membership Interest. Members are deemed to have a tax basis of zero in their Membership Interests and they shall recognize a capital gain equal to the amount of the cash received. The treatment of such capital gain (long-term or short-term) will depend upon the period that the Member held his or her Membership Interest in the Exchange. Under recently enacted legislation, long-term capital gain recognized by an individual generally is subject to a maximum tax rate of 20% in respect of property held for more than one year.

POSSIBLE ALTERNATIVE TREATMENT OF THE REORGANIZATION.

     The IRS and the courts have not previously considered the treatment of a transaction in the form described herein. The Tax Opinion represents the Tax Advisor's best judgment of how a court would rule. However, the opinion is not binding upon either the IRS or any court. A ruling has not been, and will not be, sought from the IRS with respect to the United States federal income tax consequences of the consummation of the Plan of Reorganization. Accordingly, the IRS and/or a court could reach a conclusion that differs from the conclusions in the Tax Opinion.

     If the consummation of the Plan of Reorganization were not treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, then a Member exchanging a Membership Interest for Common Stock would recognize taxable gain on such exchange in an amount equal to the fair market value of the Common Stock received by the Member less its tax basis in the exchanged Membership Interest (which, as discussed above, would be zero). The tax basis of the Common Stock received pursuant to the Plan of Reorganization would generally be equal to the fair market value of that stock on the date of consummation of the Reorganization, and the holding period of the exchanged Membership Interest would not be included in the holding period of the Common Stock received. In addition, if the consummation of the Plan of Reorganization were not treated as a tax-free reorganization, the Exchange would recognize taxable gain on the transfer of its assets to MIIX Insurance in an amount equal to the fair market value of the consideration received by the Exchange in exchange for the assets less the Exchange's aggregate tax basis in those assets.

                                DIVIDEND POLICY

     The MIIX Group currently intends to pay regular quarterly cash dividends. The MIIX Group initially expects to pay a quarterly cash dividend of $.05 per share commencing with the first full calendar quarter following the Closing Date. The declaration and payment of dividends to holders of Common Stock will be at the discretion of The MIIX Group Board and will be dependent upon the Company's financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends to The MIIX Group by the Insurance Subsidiaries and other factors deemed relevant by The MIIX Group Board. There can be no assurance that The MIIX Group will declare and pay any dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The MIIX Group, upon consummation of the Reorganization, will be an insurance holding company whose business will be conducted through MIIX Insurance, the Attorney-in-Fact, and downstream subsidiaries of those companies. The MIIX Group's ability to pay dividends to its stockholders and meet its other obligations, including operating expenses and any debt service, will depend primarily on the receipt of sufficient funds from the Insurance Subsidiaries. The payment of dividends by the Insurance Subsidiaries to The MIIX Group will be restricted by applicable insurance law. See "Risk Factors -- Holding Company Structure; Limitation on Dividends," "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries," and "Description of Capital Stock."

                                 CAPITALIZATION

     The information set forth in the table presented below is derived from the unaudited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The table presents the capitalization at September 30, 1998 of: (i) the Exchange and its subsidiaries, (ii) The MIIX Group, As Adjusted, to reflect the Reorganization (after deducting estimated reorganization costs) and (iii) The MIIX Group, As Further Adjusted, to reflect the sale of 3,000,000 shares of Common Stock in the anticipated Public Offering at an assumed Public Offering Price of $15.50 per share after deducting estimated underwriting discounts and expenses of the anticipated Public Offering. See "The Reorganization." The table should be read in conjunction with the historical financial statements and the related notes thereto appearing elsewhere in this Prospectus.

                                                                     AT SEPTEMBER 30, 1998
                                                              ------------------------------------
                                                                             AS        AS FURTHER
                                                               ACTUAL    ADJUSTED(1)   ADJUSTED(2)
                                                              --------   -----------   -----------
                                                                         (IN THOUSANDS)
Total debt..................................................  $     --    $ 21,368      $ 21,368
                                                              --------    --------      --------
Equity:
  Preferred stock, $.01 par value, 50,000,000 shares
     authorized, no shares issued and outstanding...........        --          --            --
  Common stock, $.01 par value, 100,000,000 shares
     authorized, no shares issued and outstanding;
     approximately 12,609,700 shares issued and outstanding,
     as adjusted; approximately 15,609,700 shares issued and
     outstanding, as further adjusted.......................        --         126           156
  Additional paid-in capital................................        --       8,293        50,608
  Surplus/retained earnings.................................   305,787     304,118       304,118
  Unrealized appreciation of invested assets, net of
     deferred taxes.........................................    21,400      21,400        21,400
                                                              --------    --------      --------
  Total equity..............................................   327,187     333,937       376,282
                                                              ========    ========      ========
  Total capitalization......................................  $327,187    $355,305      $397,650
                                                              ========    ========      ========

---------------
(1) The As Adjusted column gives effect to the assumed aggregate issuance of (i) 11,900,000 shares of Common Stock to Distributees and (ii) 709,700 shares of Common Stock to the Medical Society in connection with the purchase of the Attorney-in-Fact for $11 million in Common Stock and $100,000 in cash, and also gives effect to the assumption of debt of the Attorney-in-Fact and/or its subsidiaries in connection with the purchase of the Attorney-in-Fact, and is reduced by $2.7 million to reflect the estimated expenses related to transactions which would be charged to operations at consummation of the Reorganization if it is determined that the anticipated Public Offering will not occur. Cash issued to Distributees in lieu of Common Stock will reduce equity by approximately $1.6 million, assuming a Conversion Value equal to $15.50 per share.

(2) The As Further Adjusted column reflects the sale of 3,000,000 shares of Common Stock at an assumed Public Offering Price of $15.50 per share in the anticipated Public Offering less the estimated underwriting discounts of the anticipated Public Offering of $3.3 million and additional estimated expenses of $0.9 million. The As Further Adjusted column does not reflect the purchase of 150,968 shares of common stock by certain officers of the Company pursuant to the Stock Purchase and Loan Agreements.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data for the Company. The income statement data set forth below for each of the years in the three year period ended December 31, 1997 and the balance sheet data as of December 31, 1997 and 1996 are derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The income statement data for the years ended 1993 and 1994 and for the nine months ended September 30, 1997 and 1998, and the balance sheet data as of December 31, 1993, 1994 and 1995 and as of September 30, 1997 and 1998, are derived from unaudited consolidated financial statements of the Company which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All selected financial data are presented in accordance with GAAP, except for the item entitled "statutory surplus" which is presented in accordance with SAP. The statutory surplus amounts are derived from the audited statutory financial statements of the Company (except with respect to the information provided for the nine months ended September 30, 1997 and 1998, which is derived from unaudited statutory financial statements) and, in the opinion of management, fairly reflect the specified data for the periods presented.

                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                                            FOR THE NINE MONTHS
                                                         FOR THE YEAR ENDED DECEMBER 31,                    ENDED SEPTEMBER 30,
                                           ------------------------------------------------------------   -----------------------
                                           1993(1)       1994         1995         1996         1997         1997         1998
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
  Direct premiums written................  $115,999   $  127,647   $  137,291   $  143,218   $  162,430   $  154,707   $  198,833
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========
  Net premiums earned....................  $ 78,363   $   85,992   $  105,256   $  107,887   $  123,330   $   92,170   $  114,666
  Net investment income..................    48,223       47,765       51,896       49,135       53,892       40,666       47,623
  Realized investment gains (losses).....    29,891      (11,030)      13,149        5,832       10,296          873       33,563
  Other revenue..........................     1,767        2,385        2,807        3,164        2,884        2,231        1,526
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues.......................   158,244      125,112      173,108      166,018      190,402      135,940      197,378
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
  Losses and loss adjustment expenses....    65,780       55,687      107,889      110,593      120,496       92,709      113,050
  Underwriting expenses..................    11,739       12,777       14,743       17,553       25,415       19,719       27,738
  Funds held charges.....................     2,052        4,669        6,996       10,273       13,361       10,595       11,885
  Impairment of capitalized system
    development costs....................        --           --           --           --           --           --       12,656
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
    Total expenses.......................    79,571       73,133      129,628      138,419      159,272      123,023      165,329
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before income taxes and
    cumulative effect of change in
    accounting principle.................    78,673       51,979       43,480       27,599       31,130       12,917       32,049
  Income tax expense.....................    26,865       16,327       11,402       10,004        2,006        1,451        8,621
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before cumulative effect of
    change in accounting principle.......    51,808       35,652       32,078       17,595       29,124       11,466       23,428
  Cumulative effect of change in
    accounting principle, net of tax
    benefit of ($21,420).................    39,780           --           --           --           --           --           --
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income...........................  $ 12,028   $   35,652   $   32,078   $   17,595   $   29,124   $   11,466   $   23,428
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF PERIOD):
  Total investments......................  $801,043   $  788,465   $  895,146   $  916,330   $1,026,971   $1,002,523   $1,194,560
  Total assets...........................   949,185    1,003,823    1,168,449    1,288,504    1,441,302    1,398,033    1,648,484
  Total liabilities......................   756,744      816,818      913,818    1,026,192    1,131,328    1,106,638    1,321,297
  Total equity...........................   192,441      187,005      254,631      262,312      309,974      291,395      327,187
ADDITIONAL DATA:
  GAAP ratios:
    Loss ratio...........................      83.9%        64.8%       102.5%       102.5%        97.7%       100.6%        98.6%
    Expense ratio........................      15.0%        14.9%        14.0%        16.3%        20.6%        21.4%        24.2%
                                           --------   ----------   ----------   ----------   ----------   ----------   ----------
    Combined ratio.......................      98.9%        79.7%       116.5%       118.8%       118.3%       122.0%       122.8%
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========

  Statutory surplus......................  $147,803   $  156,246   $  184,651   $  208,478   $  242,395   $  234,228   $  249,087
                                           ========   ==========   ==========   ==========   ==========   ==========   ==========
  Earnings per share (pro forma)(2)......                                                    $     2.43   $     0.96   $     1.95
                                                                                             ==========   ==========   ==========
  Book value per share (pro forma)(2)....                                                    $    25.83   $    24.28   $    27.27
                                                                                             ==========   ==========   ==========

---------------

(1) In 1993 the Company eliminated the practice of discounting its liabilities for unpaid losses and loss adjustment expenses. The cumulative effect of this change amounted to approximately $61.2 million before income taxes and had the effect of reducing net income by approximately $39.8 million.


(2) Gives effect to the assumed aggregate issuance of approximately 12,000,000 shares of Common Stock to Distributees. Does not give effect to the sale of Common Stock in the anticipated Public Offering, to the issuance of Common Stock to the Medical Society in connection with the acquisition of the Attorney-in-Fact, or to the sale of Common Stock to certain officers of the Company pursuant to the Stock Purchase and Loan Agreements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this Prospectus.

GENERAL

     The Exchange was organized as a New Jersey reciprocal insurance exchange in 1977. A New Jersey reciprocal insurance exchange is an entity that may be formed by persons seeking a particular type of insurance coverage. In the case of the Exchange, medical and osteopathic physicians formed the Exchange to provide medical malpractice insurance. Under New Jersey law, the business of a reciprocal insurance exchange must be conducted by a separate entity acting as the attorney-in-fact of such exchange.

     The Attorney-in-Fact is a corporation that is wholly owned by the Medical Society and was originally formed to fulfill the statutory role of attorney-in-fact for the Exchange. In recent years the Attorney-in-Fact has diversified its business, but its principal activity continues to be managing the Exchange. The Attorney-in-Fact manages the Exchange, subject to the supervision of the Board of Governors, pursuant to a management contract that requires the Exchange to reimburse the costs of the Attorney-in-Fact. In addition to the power of attorney contained in such management contract, each member of the Exchange is required to execute a power of attorney in favor of the Attorney-in-Fact to affirm the Attorney-in-Fact's power to act on behalf of the Exchange pursuant to the management contract.

     The rights of a member of the Exchange are similar to the rights of a policyholder of other types of insurance companies. Because members of the Exchange are accorded certain voting rights, members' rights are more closely analogous to the rights of a person insured by a mutual insurance company than the rights of a person insured by a stock insurance company. Members' rights are described under the section entitled "Comparison of Rights." Members' rights include the right to elect the Board of Governors, which has supervisory authority over the Attorney-in-Fact. Therefore, while the day-to-day affairs of the Exchange are managed by the Attorney-in-Fact, the Exchange is ultimately controlled by its members through their power to elect the Board of Governors.

     The Exchange has been operated to generate profits. Such profits are part of the Exchange's surplus account, and the application of such profits is in the Exchange's discretion. Neither the Attorney-in-Fact nor the Medical Society owns the Exchange or has any right to profits generated by the Exchange.

     The Exchange is permitted by law to engage in any line of insurance permitted by its rules and regulations, its certificate of authority, and applicable New Jersey laws. All aspects of the Exchange's operations are regulated by state regulatory authorities, particularly the regulatory authorities of New Jersey, which is the state in which the Exchange is domiciled. State laws regulate the process of soliciting insurance, the underwriting of insurance, the rates charged, the nature of insurance products sold, the financial accounting methods of the insurer, the amount of money required to be maintained by the insurer to guard against insolvency, and many other aspects of the day-to-day operations of the Exchange. See "Business -- Regulation."

     Because the Exchange and the Attorney-in-Fact are currently distinct entities, the historical financial statements and financial information included throughout this Prospectus reflect the consolidated financial information of the Exchange and its subsidiaries but exclude the results of the Attorney-in-Fact and its subsidiaries. The historical financial results of the Attorney-in-Fact and its subsidiaries are not significant in relation to the historical financial results of the Exchange and its subsidiaries. If the consolidated financial information for the Exchange and its subsidiaries for the nine months ended September 30, 1998 were combined with the consolidated financial information for the Attorney-in-Fact and its subsidiaries for the same period, revenue for the nine month period ended September 30, 1998 would increase by $7.5 million (or 3.8%), and total assets and total equity as of September 30, 1998 would increase by $32.4 million (or 1.9%) and $2.8 million (or 0.9%) respectively. Refer to page 9 for an organizational chart of the Company before and after the Reorganization.

     The medical malpractice insurance industry is cyclical in nature. Many factors influence the financial results of the medical malpractice insurance industry, several of which are beyond the control of the Company. These factors include, among other things, changes in severity and frequency of claims; changes in applicable law; regulatory reform; and changes in inflation, interest rates and general economic conditions.

     The availability of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy.

     Management periodically reviews the Company's guidelines for premiums, premium surcharges, discounts, cancellations and non-renewals and other related matters. As part of this review, rates and rating classifications for its physicians, medical groups and other insureds are evaluated based on current and historical loss, LAE and other actuarially significant data. This process may result in changes in rates for certain exposure classes.

     Currently, the majority of the Company's policies have January 1 effective dates. Premium is recognized as written in the quarter the policy is effective, yet the premiums are earned ratably throughout the year. As the Company expands geographically, new policies are being written with effective dates other than January 1.

     Reinsurance. The Company reinsures its risks primarily under two reinsurance contracts, a specific excess of loss treaty ("Specific Contract") and an aggregate excess of loss treaty ("Aggregate Contract"). Under the Specific Contract, the Company's retentions for casualty business range from $2 million to $3 million per loss per policy. Coverage on casualty business is provided in layers up to $48 million per loss per policy above the retentions. Coverage for casualty business under the Specific Contract is limited by an aggregate deductible, aggregate limits by layer, and required Company participation in upper layer losses. Property coverage is also provided under the Specific Contract in the amount of $14.5 million in excess of a Company retention of $500,000 per loss per policy and is subject to an aggregate limit. The Company has maintained specific excess of loss reinsurance coverage generally similar to that just described for several years.

     The Aggregate Contract provides several coverages on an aggregate excess of loss, specific excess of loss, and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured as a 75% loss and allocated loss adjustment expense ratio ("loss and ALAE ratio"). Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $130 million. The Company has maintained aggregate excess of loss coverage substantially similar to that just described since 1993.

     The Company's aggregate reinsurance contracts are maintained on a funds withheld basis whereby the Company holds the ceded premiums in a funds withheld account for purposes of paying losses and related loss adjustment expenses. Interest charges are credited on funds withheld at predetermined contractual rates.


     Loss and LAE Reserves. The determination of loss and LAE reserves involves the projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in the Company's claims history are losses and LAE paid by the Company in prior periods, and case reserves for anticipated losses and ALAE developed by the Company's Claim Department as claims are reported and investigated. Management relies primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of aggregate reserves reported in the financial statements, including reserves for insured events of prior years, could have a material adverse effect on the Company's results of operations for the period in which the adjustments are made.



     There are significant inherent uncertainties in estimating ultimate losses in the casualty insurance business and these uncertainties are increased in periods when a company is expanding into new markets with new distribution channels. The uncertainties are even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance, and in particular the occurrence or occurrence-like coverages that make up nearly all of the Company's current reserves. These additional uncertainties are due primarily to the longer period of time during which an insured may seek coverage for a claim in respect of an occurrence or occurrence-like policy as opposed to a claims made policy. With the longer claim reporting and development period, reserves are more likely to be impacted by, among other factors, changes in judicial liability standards and interpretation of insurance contracts, changes in the rate of inflation and changes in the propensities of individuals to file claims.

     The Company offered traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is the PPP. Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after expiration of the policy for occurrences during the policy period and thus is reserved on an occurrence basis. Loss and LAE reserves carried for this policy and traditional occurrence policies constitute more than 90% of the gross loss and LAE reserves.

     With the additional uncertainties associated with occurrence business, as discussed above, incurred but not reported ("IBNR") reserves have consistently represented a majority of the gross reserves recorded by the Company.

     The Company uses a disciplined approach to setting and adjusting financial statement loss and LAE reserves that begins with the claims adjudication process. Claims examiners establish case reserves by a process that includes extensive development and use of statistical information that allows for comparison of individual claim characteristics against historical patterns and emerging trends. This process also provides critical information for use in pricing of products and establishing the IBNR component of the financial statement reserves.


     Initially, the Company establishes its best estimate of loss and LAE reserves using pricing assumptions. The reserves are evaluated every quarter and annually and are adjusted thereafter as circumstances warrant. These periodic evaluations include a variety of loss development techniques that incorporate various data accumulated in the claims settlement process including paid and incurred loss data, accident year development statistics, and loss ratio analyses. Important in these analyses are considerations of the amounts for which claims have settled in comparison to the case reserves held at settlement. Case reserves are eliminated upon settlement of related claims. Actual settlement amounts above or below case reserves are then regularly evaluated to determine whether estimated ultimate losses by accident year, including IBNR reserves, should be adjusted. Changes to aggregate reserves reported in the financial statements are made based upon the extent and nature of these variances over the long claim development period together with changes in estimates of the total number of claims to be settled. As a final test of management's determination as to whether it believes that aggregate reserves reported in the financial statements are adequate and appropriate, management considers the detailed analysis performed by the actuarial staff of its independent auditors in connection with the audit of the Company's financial statements.



     Given the profile of the Company's reserves as discussed above and the results of the periodic actuarial analyses described, the Company has not made any significant adjustments to aggregate reserves reported in the financial statements in the calendar years since 1995 as these analyses did not indicate any changes in loss emergence or other trends that would support such adjustments.



     The Company is currently expanding its operations into a number of states, and the Company expects that the majority of the policies issued in such states will be on a claims made basis. See "Business -- Product Offerings." As a result, the Company believes that as claims made reserves begin to comprise a greater percentage of aggregate reserves it is likely that more frequent adjustments to aggregate reserves recorded in the financial statements will become necessary because the reporting period for claims made policies is shorter, which facilitates the ability of the Company to more quickly determine ultimate losses.

     Underwriting Expenses. The Company's continued expansion into other states and markets will most likely increase underwriting expenses. The Company believes that its plan of expansion via broker distribution channels will increase its marketing expenses, but it also believes that this relationship will reduce the need to make other significant expenditures in order to expand into other states. Commissions for policies sold on a brokerage basis typically range from 2.0% to 12.5% of premiums, whereas the Company does not incur commissions on products it sells directly. To the extent that brokered business represents an increased percentage of the Company's business in the future, expense ratios will increase.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997

     Direct premiums written. Direct premiums written were $198.8 million for the nine months ended September 30, 1998, a 28.5% increase over the $154.7 million for the nine months ended September 30, 1997. $23.2 million, or 52.6%, of this increase was due to several new large institutional policies written in Pennsylvania and Connecticut during the third quarter of 1998. Two of these new institutional policies represented approximately $8.2 million and $5.1 million in new premiums in Pennsylvania and Connecticut, respectively. Increased premiums in Ohio and Kentucky amounted to $13.2 million, or 29.9%, of the net increase in net premiums written for the nine months ended September 30, 1998 compared to the same period in 1997. A significant contributing factor which enabled this increase was that near the end of 1997, PIE Mutual Insurance Company ("PIE Mutual"), an insurer with a significant portion of its business in Ohio and Kentucky, ceased writing insurance policies and the Company was successful in marketing to the former PIE Mutual policyholders. In other states, mainly Maryland, Texas, Massachusetts, Michigan and Illinois, premiums grew by $15.0 million compared to the same period in 1997, representing 34.0% of the net increase in premiums written for the nine months ended September 30, 1998. This new and increased business written outside of New Jersey more than offset a $7.3 million decrease in New Jersey written premium for the nine months ended September 30, 1998 as compared to the nine months ended September 30, 1997. Approximately $4.5 million of the decrease in New Jersey business is related to policies that normally would have renewed January 1, 1998, but which were accelerated to November, 1997, as part of the Company's competitive strategy. The Company's decision to accelerate the renewal of such policies reduced the concentration of premium renewals, which substantially exposed the Company's book of business to market competition in one time period. Additional written premium was therefore recognized in 1997 which would have otherwise been recognized in 1998 but for this change. The acceleration of premiums written had no impact on net premiums earned in 1997 or 1998. The Company's geographic expansion is continuing to reduce the concentration of business in New Jersey which comprised 54% of direct written premiums for the nine months ended September 30, 1998, as compared to approximately 73% in 1997 and 89% in 1996.

     Net premiums earned. Net premiums earned increased approximately $22.5 million, or 24.4% to $114.7 million, for the nine months ended September 30, 1998 from $92.2 million for the same period in 1997. This increase is generally consistent with the increase in direct premiums written.

     Net investment income. Net investment income increased approximately $7.0 million or 17.1% to $47.6 million for the nine months ended September 30, 1998 from $40.7 million for the same period in 1997. Average invested assets increased to approximately $1.1 billion during the nine months ended September 30, 1998 compared to approximately $959 million for the same period last year. The average annualized pre-tax yield on the investment portfolio increased to 5.8% for the nine months ended September 30, 1998 from 5.7% for the same period in 1997, primarily as a result of changes in asset allocation with an increased concentration in higher pre-tax yielding securities and a corresponding decrease in government and tax exempt security holdings.

     Realized investment gains. Net realized investment gains increased approximately $32.7 million to $33.6 million for the nine months ended September 30, 1998 compared to $0.9 million for the same period in 1997. Approximately $24.4 million of the net gains realized during 1998 resulted from the liquidation of the Company's equity portfolio during the third quarter of 1998. This net gain was comprised of a gain of approximately $38.4 million on the disposition of the equities, which was partially offset by a $14.0 million loss realized (since gains were capped at 5% by the equity collar and any gains above the equity collar are treated as a realized loss to be offset against the gross realized gains) on the expiration of the Company's equity collar position on July 13, 1998. In July 1998, the Company liquidated its equity portfolio as part of a medium term portfolio strategy which the Company believes will increase investment yield. Following liquidation, the proceeds were reinvested in fixed income securities. The remaining $9.2 million of gains recognized during 1998 pertain to the sale of government and tax exempt bonds in a generally falling interest rate environment.

     Other revenue. Other revenue decreased approximately $0.7 million or 31.6% to $1.5 million for the nine months ended September 30, 1998 from $2.2 million for the same period last year and is composed primarily of finance charge income associated with the Company's financing of policyholder premiums, which declined slightly as the Company outsourced its installment payment plans in the second quarter of 1998.

     Losses and loss adjustment expenses (LAE). The provision for losses and LAE increased $20.3 million or 21.9% to $113.1 million for the nine months ended September 30, 1998 from $92.7 million for the same period in 1997. As a percentage of earned premiums, incurred losses and LAE decreased to 98.6% for the nine months ended September 30, 1998 from 100.6% for the same period in 1997. The decrease in the loss ratio is principally attributable to an increasing portion of the Company's business being written on a claims made basis which resulted from the Company's geographic expansion. The provision for losses and LAE for the nine months ended September 30, 1998 and 1997 included no development relating to prior years. At September 30, 1998 and December 31, 1997, reserves for gross losses and allocated loss adjustment expenses on incurred but not reported claims amounted to $623.9 million and $593.2 million respectively, of which $469.4 million and $430.3 million related to prior years. While certain individual cases were settled during the nine months ended 1998 and 1997 at values more or less than specific case reserve amounts established in prior years, there were no overall indications that prior established financial statement reserves, including the significant portion of reserves for incurred but not reported claims, should be adjusted. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and as a rule, take several years to adjust, settle or litigate. The provision for losses and LAE is net of $59.4 million and $40.6 million for the nine months ended September 30, 1998 and 1997, respectively, of incurred losses and LAE ceded to reinsurers, primarily on a funds withheld basis.

     Additionally, the aggregate excess reinsurance contracts, in place since 1993, provide coverage for losses and allocated loss adjustment expenses above aggregate retentions. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which was the case for the nine months ended September 30, 1998 and 1997.

     Underwriting expenses. Underwriting expenses increased $8.0 million or 40.7% to $27.7 million for the nine months ended September 30, 1998, from $19.7 million for the nine months ended September 30, 1997. The expense ratio was 24.2% for the nine months ended September 30, 1998 compared to 21.4% for the same period in 1997. Approximately $2.7 million of this increase was attributable to the cost of acquiring new business, primarily through a broker distribution network, and an additional $4.3 million related to the expansion of both facilities and staff necessary to service this business. Also in 1998, the Company recognized approximately $1.0 million in connection with guaranty fund assessments associated with insurance company insolvencies, primarily in Pennsylvania and Ohio.

     Funds held charges. Funds held charges increased $1.3 million or 12.2% to $11.9 million for the nine months ended September 30, 1998 from $10.6 million for the nine months ended September 30, 1997 and relate primarily to the interest credited on amounts held under ceded aggregate excess reinsurance contracts since 1993. This increase is the result of the net effect of the increase in interest expense accrued on funds held under those reinsurance contracts, consistent with the increase in the related funds held balances, reduced by increases in offsetting profit sharing accruals on the 1993 aggregate excess reinsurance contract. Profit sharing was accrued on this contract in the amount of $1.6 million for the nine months ended September 30, 1998 as this was the first period in which the funds held liability exceeded carried ceded reserves associated with this contract. Profit sharing is provided for under the aggregate excess reinsurance contracts and is recorded by the

Company after the funds held balance related to an aggregate excess reinsurance contract exceeds the related ceded reserves.

     Impairment of capitalized system development costs. Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS No. 121") requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of an asset to exceed the sum of the expected future cash flow associated with the asset. During 1998 management replaced its policy administration system and accordingly recognized a $12.7 million pre-tax charge which represents the net book value of capitalized costs associated with the old computer system, which is no longer being used for the Company's operations.

     Income taxes. Income tax expense increased approximately $7.2 million to $8.6 million for the nine months ended September 30, 1998, compared to $1.5 million for the same period in 1997. The difference between the effective tax rate and the statutory rate relates primarily to tax exempt interest. The effective tax rate was 26.9% for the nine months ended September 30, 1998, an increase from 11.2% for the same period in 1997. This increase was primarily attributable to lower tax-exempt interest and its deduction from a higher pre-tax income, which was $32.0 million for the nine months ended September 30, 1998 compared to $12.9 million for the same period in 1997, before applying the 35% statutory tax rate. For more information, refer to the effective rate reconciliation at page F-9.

     Net income. Net income was $23.4 million for the nine months ended September 30, 1998, a 104.3% increase from the $11.5 million for the same period in the prior year. This increase was the net result of a number of factors, but is primarily due to higher realized gains and net investment income, partially offset by higher underwriting costs and income taxes and the one time charge of $12.7 million for the impairment of capitalized system development costs.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     Direct premiums written. Direct premiums written were $162.4 million for the year ended December 31, 1997, a $19.2 million or 13.4% increase over the $143.2 million for the year ended December 31, 1996, as the Company significantly accelerated its geographic expansion. An almost three-fold increase (to $44.1 million) in premiums written outside of New Jersey more than offset a 7.3% decrease (to $118.3 million) in New Jersey business, which was primarily attributable to policies that were not renewed due to rate increases for certain exposure classes that resulted from the Company's annual underwriting process.


     Net premiums earned. Net premiums earned were $123.3 million for the year ended December 31, 1997, an increase of 14.3% over the $107.9 million for the year ended December 31, 1996. This increase is generally consistent with the increase in direct premiums written.

     Net investment income. Net investment income was $53.9 million for the year ended December 31, 1997, an increase of 9.7% over the $49.1 million for the year ended December 31, 1996. Cash flow from operations of $65.9 million for the year ended December 31, 1997 provided the majority of the increase in the Company's invested asset base which totaled approximately $1 billion at December 31, 1997. Although the invested asset base increased, the pre-tax book yield on invested assets remained comparable at 5.61%.


     Realized investment gains. Net realized investment gains were approximately $10.3 million for the year ended December 31, 1997 compared to $5.8 million for the year ended December 31, 1996. Substantially all of these gains resulted from the sale of equity securities during 1997 and from the sale of bonds in 1996.


     Other revenue. Other revenue was $2.9 million for the year ended December 31, 1997, a decrease of 8.8% from the $3.2 million for the year ended December 31, 1996 and is composed primarily of finance charge income associated with the Company's financing of policyholder premiums.


     Losses and loss adjustment expenses (LAE). The provision for losses and LAE was $120.5 million for the year ended December 31, 1997, an increase of 9.0% over the $110.6 million for the year ended December 31, 1996. The loss and LAE ratio was 97.7% for the year ended December 31, 1997 compared to 102.5% for 1996. The decrease in the loss and LAE ratio is primarily attributed to changes in the Company's business mix with an increasing amount of policies being issued on a claims made basis. The provision for net losses and LAE for the years ended December 31, 1997 and 1996 included no development relating to prior years. Gross loss and loss adjustment expenses incurred related to prior years increased by $.2 million for the year ended December 31, 1997 and did not change for the year ended December 31, 1996. Reviews of gross losses and loss adjustment expenses conducted as of December 31, 1996 and 1997 did not indicate a basis to further revise prior estimates at December 31, 1997 or December 31, 1996. At December 31, 1996 and 1997, reserves for gross losses and allocated loss adjustment expenses on incurred but not reported claims amounted to $500.0 million and $593.2 million, respectively, of which $350.9 million and $430.3 million related to prior years. While certain individual cases were settled during 1996 and 1997 at values more or less than specific case reserve amounts established in prior years, there were no overall indications that prior established financial reserves, including the significant portion of reserves for incurred but not reported claims, should be adjusted. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and as a rule, take several years to adjust, settle or litigate. The provision for losses and LAE is net of $68.9 million for the year ended December 31, 1997 and $56.8 million for the year ended December 31, 1996 of incurred losses and LAE ceded to reinsurers.

     Additionally, the aggregate excess reinsurance contracts, in place since 1993, provide coverage for losses and allocated loss adjustment expenses above aggregate retentions. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which occurred for the years ended December 31, 1996 and 1997.

     Underwriting expenses. Underwriting expenses were $25.4 million for the year ended December 31, 1997, an increase of 44.8% over the $17.6 million for the year ended December 31, 1996. The expense ratio was 20.6% for the year ended December 31, 1997 compared to 16.3% for the year ended December 31, 1996. Approximately $5.0 million of the increase is attributable to staffing, commissions, premium taxes and facilities costs related to the Company's geographic expansion and increases in direct premiums earned. Additional increases of approximately $1.6 million are related to various consulting projects geared towards business process enhancements and approximately $0.6 million relates to an increase in the reserve for uncollectible accounts receivable with the remaining increases attributable to the Company's geographic expansion.

     Funds held charges. Funds held charges of $13.4 million for the year ended December 31, 1997 increased by $3.1 million or 30.1% over the $10.3 million for the year ended December 31, 1996 and relate to the interest credited on amounts held under certain ceded aggregate excess reinsurance contracts. This increase is the result of the net effect of the increase in interest expense accrued on funds held under these contracts, consistent with the increase in the related funds held balances.

     Income taxes. Income taxes were $2.0 million for the year ended December 31, 1997, a decrease of 79.9% from the $10.0 million for the year ended December 31, 1996. The effective tax rate was 6.4% for the year ended December 31, 1997 compared to 36.2% for 1996, primarily due to the reversal of reserves for potential tax contingencies, the majority of which were provided for in 1996 and which were resolved in the Company's favor in 1997.

     Net income. Net income was $29.1 million for the year ended December 31, 1997, a 65.5% increase from the $17.6 million for the year ended December 31, 1996, principally as a result of higher investment income and realized investment gains and lower income taxes.

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Direct premiums written. Direct premiums written were $143.2 million for the year ended December 31, 1996, a 4.3% increase over the $137.3 million for the year ended December 31, 1995. The majority of this increase was due to the addition of a number of large physician groups and hospitals primarily in New Jersey and Pennsylvania.

     Net premiums earned. Net premiums earned were $107.9 million for the year ended December 31, 1996, a 2.5% increase over the $105.3 million for the year ended December 31, 1995. For the most part, this increase correlates with the increase in direct premiums written.

     Net investment income. Net investment income was $49.1 million for the year ended December 31, 1996, a 5.3% decrease from $51.9 million for the year ended December 31, 1995. While cash flow from operations of $41.5 million for the year ended December 31, 1996 increased the asset base which aggregated $916.3 million as of December 31, 1996, the pre-tax book yield on invested assets fell from 6.20% in 1995 to 5.68% in 1996 primarily due to the Company's decision to allocate $50 million to the lower book yielding equity market as part of its total return portfolio strategy.

     Realized investment gains. Net realized investment gains were approximately $5.8 million for the year ended December 31, 1996 compared to $13.1 million for the year ended December 31, 1995. Substantially all of these gains resulted from the sale of bonds in a generally falling interest rate environment.

     Other revenue. Other revenue was $3.2 million for the year ended December 31, 1996, a 12.7% increase from the $2.8 million for the year ended December 31, 1995 and is primarily composed of finance charge income associated with the Company's financing of policyholder premiums, which increased in proportion to the increase in direct premiums written.

     Losses and loss adjustment expenses (LAE). The provision for losses and LAE was $110.6 million for the year ended December 31, 1996, a 2.5% increase over the $107.9 million for the year ended December 31, 1995. The loss and LAE ratio was 102.5% for each of the years ended December 31, 1996 and 1995. The provision for losses and LAE for the years ended December 31, 1996 and 1995 included no development relating to prior years. Reviews of gross losses and loss adjustment expenses conducted as of December 31, 1996 and 1995 did not indicate a basis to revise prior best estimates at December 31, 1996 or December 31, 1995. At December 31, 1996 and 1995, reserves for direct losses and loss adjustment expenses on incurred but not reported claims amounted to $500.0 million and $477.0 million, respectively, of which $350.9 million and $330.0 million related to prior years. While certain individual cases were settled during 1996 and 1995 at values more or less than specific case reserve amounts established in prior years, there were no overall indications that prior established best estimates, including the significant portion of reserves for incurred but not reported claims, should be adjusted. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and as a rule, take several years to adjust, settle or litigate. The provision for losses and LAE was net of $56.8 million for the year ended December 31, 1996, and $53.4 million for the year ended December 31, 1995 of incurred losses and LAE ceded to reinsurers.

     The aggregate excess reinsurance contracts, in place since 1993, provide coverage for losses and allocated loss adjustment expenses above aggregate retentions. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which occurred for the years ended December 31, 1995 and 1996.

     Underwriting expenses. Underwriting expenses were $17.6 million for the year ended December 31, 1996, an increase of 19.1% over the $14.7 million for the year ended December 31, 1995. The expense ratio was 16.3% for the year ended December 31, 1996 compared to 14.0% for 1995. This increase was principally attributable to costs related to ongoing enhancements to various computer systems.

     Funds held charges. Funds held charges of $10.3 million for the year ended December 31, 1996 increased $3.3 million or 46.8% over the $7.0 million for the year ended December 31, 1995 and relate to the interest credited on amounts held under certain ceded aggregate excess reinsurance contracts. This increase is the result of the net effect of the increase in interest expense accrued on funds held under these contracts, consistent with the increase in the related funds held balances.

     Income Taxes. Income taxes were $10.0 million for the year ended December 31, 1996, a decrease of 12.3% from the $11.4 million for the year ended December 31, 1995. The effective tax rate was 36.2% for the year ended December 31, 1996, an increase from 26.2% for 1995, due primarily to the establishment of reserves for potential tax contingencies in 1996 offset in part by an increase in tax exempt investment income in 1996.

     Net income. Net income was $17.6 million for the year ended December 31, 1996, a 45.1% decrease from the $32.1 million for the year ended December 31, 1995, principally as a result of higher operating expenses and lower investment income and realized investment gains.

FINANCIAL CONDITION

     Cash and invested assets. Aggregate invested assets, including cash and short term investments, were $1,194.9 million at September 30, 1998 and $1,026.6 million and $920.9 million at December 31, 1997 and 1996, respectively. The increase in invested assets between December 31, 1996 and September 30, 1998 resulted primarily from cash flow from operations generated during the period and net realized and unrealized investment gains.

     Fixed maturities available for sale, including short-term investments, aggregated approximately $1.2 billion, or 99.7% of the investment portfolio of the Company as of September 30, 1998. At that date, the average credit quality of the fixed income portfolio was "AA-," as defined by Standard & Poor's, while the total portfolio effective duration (including short-term investments) was
4.8 years.

     In 1997, the Company implemented an "equity collar" around its equity securities of $81.6 million. An "equity collar" is an option position created with the simultaneous purchase and sale of an equal number of put and call options. This resulting option position establishes, for a specified time period, both a ceiling and a floor with respect to the financial performance of the underlying asset upon which the equity collar is established. The collar transaction was executed on July 8, 1997 and expired on January 2, 1998. The purpose of the collar was to reduce equity market volatility and to stabilize unassigned surplus. The collar was constructed using European-style S&P 500 options, and as of December 31, 1997, the collar had no unrealized gain or loss. A "European-style" option is an option contract that may be exercised only upon expiration of the contract whereas an "American-style" option may be exercised at any time prior to the expiration of the contract. The reference to "S&P 500" refers to the underlying asset upon which the option contract's value will be based. To minimize loss exposure due to credit risk, the Company utilized intermediaries with a Standard and Poor's rating of "AA" or better.

     In 1998, another equity collar was implemented with a notional value of $85 million around the equity portfolio. The purpose of the collar was to reduce equity market volatility and to stabilize unassigned surplus. The collar was constructed using European style S&P 500 options. The collar transaction was executed on January 13, 1998 and expired on July 13, 1998.

     Since the expiration of the equity collar mentioned above, the Company has not held any derivative investments.


     In July, 1998 the Company liquidated its equity portfolio as part of a medium term portfolio strategy that the Company believes will increase investment yield. Following liquidation, the proceeds were reinvested in fixed income securities.


     Unpaid losses and LAE, reinsurance recoverable on unpaid losses and LAE and funds held under reinsurance treaties. Gross unpaid losses and LAE were $937.1 million at September 30, 1998 and $876.7 million and $795.4 million at December 31, 1997 and 1996, respectively. The increases in these amounts were consistent with the continued growth in the Company's book of business. Reinsurance recoverable on unpaid losses and LAE was $311.9 million at September 30, 1998 and $270.7 million and $221.7 million at December 31, 1997 and 1996, respectively. Funds held under reinsurance treaties, which are unrestricted, collateralize a significant portion of reinsurance recoverable on unpaid losses and LAE and were $206.8 million at September 30, 1998, and $182.6 million and $154.5 million at December 31, 1997 and 1996, respectively.

     Equity. Total equity was $327.2 million at September 30, 1998 and $310.0 million and $262.3 million at December 31, 1997 and 1996, respectively. The increases were attributable to net income and changes in unrealized net appreciation of investments.

LIQUIDITY AND CAPITAL RESOURCES

     The MIIX Group, Incorporated. The MIIX Group is a holding company whose only material assets immediately after the Reorganization will be the capital stock of MIIX Insurance and the Attorney-in-Fact. The net proceeds of the anticipated Public Offering will be used for general corporate purposes, which may include, without limitation, capitalizing The MIIX Group's subsidiaries in order to support their continued growth and for financing potential acquisitions. The MIIX Group's ongoing cash flow will consist primarily of dividends and other permissible payments from its subsidiaries. The MIIX Group will depend upon such payments for funds for general corporate purposes and for the payment of dividends on the Common Stock.

     The payment of dividends to The MIIX Group by MIIX Insurance will be subject to limitations imposed by the New Jersey Holding Company Act. Based upon these limitations, the maximum amount that will be available for payment of dividends to The MIIX Group by MIIX Insurance in 1998 without the prior approval of regulatory authorities is subject to restrictions related to surplus and net income. MIIX Insurance's future cash flow available to The MIIX Group may be influenced by a variety of factors, including cyclical changes in the medical malpractice insurance market, MIIX Insurance's financial results, insurance regulatory changes, including changes in the limitations imposed by the New Jersey Holding Company Act on the payment of dividends by MIIX Insurance, and changes in general economic conditions. The MIIX Group expects that the current limitations that will be imposed on MIIX Insurance should not affect its ability to declare and pay dividends sufficient to support The MIIX Group's initial dividend policy. See "Risk Factors -- Holding Company Structure; Limitation on Dividends," "Dividend Policy" and "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries."

     MIIX Insurance. The primary sources of MIIX Insurance's liquidity, on both a short- and long-term basis, will be funds provided by insurance premiums collected, net investment income, recoveries from reinsurance and proceeds from the maturity or sale of invested assets. Funds are generally used to pay claims, LAE, operating expenses, reinsurance premiums and taxes. The Company's net cash flow from operating activities was approximately $96.4 million and $55.2 million for the nine months ended September 30, 1998 and 1997, respectively, and $65.9 million and $41.5 million for the years ended 1997 and 1996, respectively. The higher amount of cash flow from operations in 1998 compared to 1997 was principally due to higher payments of losses and LAE in 1997 as well as accelerated collections of premiums as the Company outsourced its installment payment plans in the second quarter of 1998. Because of the inherent unpredictability related to the timing of the payment of claims, it is not unusual for cash flow from operations for a medical malpractice insurance company to vary, perhaps substantially, from year to year.

     The Company held collateral of $182.6 million and $154.5 million at December 31, 1997 and 1996 respectively, in the form of funds withheld, for recoverable amounts on ceded unpaid losses and loss adjustment expenses under certain reinsurance agreements. Under the contracts, reinsurers may require that a trust fund be established to hold the collateral should one or more triggering events occur, such as a downgrade in the Company's A.M. Best rating to B+ or lower, or a reduction in statutory capital and surplus to less than $20 million. Otherwise, no restrictions are placed on investments held in support of the funds withheld. In accordance with the provisions of the reinsurance contracts, the funds withheld are credited with interest at contractual rates ranging from 7.50% to 8.60%, which is recorded as an expense in the year incurred.

     The Company invests its positive cash flow from operations in fixed maturity securities. The current investment strategy, which will be continued by MIIX Insurance immediately after the Reorganization, seeks to maximize after-tax income through a high quality, diversified, duration sensitive, taxable bond and tax-preferenced municipal bond portfolio, while maintaining an adequate level of liquidity.

     Based on historical trends, market conditions and its business plans, the Company believes that its sources of funds will be sufficient to meet its liquidity needs over the next 18 months and beyond. However, because economic, market, and regularity conditions may change, there can be no assurance that the Company's funds will be sufficient to meet these liquidity needs.

     The Attorney-in-Fact currently leases the Company's headquarters in Lawrenceville, New Jersey from the Medical Society, a related party. The Company is considering purchasing this building. An independent appraisal firm has been retained by the Company to determine the fair market value of the property to assist both parties in negotiating the transaction.

YEAR 2000

     Because certain computer software programs have historically been designed to use a two-digit code to identify the year for date-sensitive material, such programs may not properly recognize post twentieth century dates. This could result in system failures and improper information processing that could disrupt the Company's business operations.

     The Company began evaluating this issue in 1996 in connection with an overall evaluation of the Company's systems and during 1997 assigned a project manager to study the Company's information systems and computers to determine whether they will appropriately handle post-1999 date codes. The identification of compliance issues included the Company's internal systems and processes, as well as exposure from service providers, brokers and other external business partners. Software applications, hardware and information technology ("I/T") infrastructure and non I/T systems such as the Company's telephone, security and heating and ventilating systems have been reviewed to identify those requiring upgrading or replacement to improve current computing capabilities and to ensure that they are Year 2000 compliant. In the course of evaluating the Year 2000 readiness of its internal systems, the Company determined that its claims administration system is not Year 2000 compliant. The Company has purchased a replacement system that the vendor has represented to be Year 2000 compliant and is expected to be operational in 1999.

     During 1997 and 1998 the Company upgraded all its I/T systems to improve their performance and efficiency. As part of this process, the Company obtained certifications from the vendors of such new systems that such systems would be Year 2000 compliant. The Company has conducted internal tests of its new systems to ensure that they are Year 2000 compliant and continues to conduct such tests. To date, such tests have not revealed any Year 2000 issues other than in connection with the claims administration system discussed above. However, the Company has retained an outside expert to independently evaluate the Year 2000 readiness of the Company's internal systems. The Company may also be adversely affected if Year 2000 issues result in additional claims being made against the Company's insureds. The Company's liability for such claims, if any, is not clearly established. A number of companies who underwrite liability coverage in the healthcare industry have submitted applications to various state regulators requesting that policy exclusions for such liability, if any, be approved. Other carriers have advised their clients of their intent to deny coverage in certain circumstances. The Company has not yet taken a formal position and is still conducting research on the matter.

     The Company is in the process of sending inquiries to its service providers, brokers and other external business partners to determine whether they may experience Year 2000 problems that could affect the Company. Management is currently evaluating alternative contingency plans that could become necessary if its own or its significant external business partners' Year 2000 remediation efforts fail. Such alternatives will most likely involve the assignment of internal and external resources to process business manually during the duration of any non-compliance. It is not possible at this time to estimate the cost, if any, of such contingency plans or system failures.

     Remediation costs to date (including expenditures associated with replacement systems) have been approximately $390,000 and are estimated to be less than $1 million through the completion of remediation, which is expected in 1999. These costs have been considered in preparing the Company's capital and operating budgets. There can be no assurance, however, that remediation efforts will be completed within these estimated costs and time periods. See "Risk Factors -- Year 2000; Information Technology."

RECENT DEVELOPMENTS


     During the second quarter of 1998, the Company purchased MIIX New York for approximately $2.6 million. These assets are included in the consolidated financial statements. MIIX New York wrote no business during 1997 or 1998.

                                    BUSINESS

     Based on direct premiums written in 1997, the Company is the leading provider of medical professional liability insurance in New Jersey and is ranked 10th among medical professional liability insurers in the United States. The Company currently insures approximately 15,800 physicians and other medical professionals who practice alone, in medical groups, clinics or in other health care organizations. The Company also insures more than 80 hospitals, extended care facilities, HMOs and other managed care organizations. The Company's business has historically been concentrated in New Jersey but has expanded to other states in recent years. The Company currently writes policies in 19 states and the District of Columbia. For the nine months ended September 30, 1998, approximately 46% of the Company's total direct premiums written were generated outside of New Jersey. In addition to the Company's medical malpractice insurance operations, the Company also offers a broad range of complementary insurance products to its insureds and operates several fee-based consulting and other businesses.

     Medical professional liability insurance, also known as medical malpractice insurance, insures the physician, other medical professional or health care institution against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical professional liability policy, the insurer also is obligated to defend the insured against alleged claims.

     In 1997, total medical professional liability direct premiums written in the United States were approximately $5.9 billion, of which $299.3 million were written in New Jersey, according to data compiled by A.M. Best, an insurance rating agency. The Company's market share of such direct premiums written was 2.8% in the United States and 40% in New Jersey according to A.M. Best. In 1997, medical malpractice insurance accounted for approximately 98% of the Company's direct premiums written.

     The Company had total revenues and net income of $190.4 million and $29.1 million, respectively, for 1997 and $197.4 million and $23.4 million, respectively, for the nine months ended September 30, 1998. As of September 30, 1998, the Company had total assets of $1.6 billion and total equity of $327.2 million.

     The Exchange was organized as a New Jersey reciprocal insurance exchange in 1977. A New Jersey reciprocal insurance exchange is an entity that may be formed by persons seeking a particular type of insurance coverage. In the case of the Exchange, medical and osteopathic physicians formed the Exchange to provide medical malpractice insurance. Under New Jersey law, the business of a reciprocal insurance exchange must be conducted by a separate entity acting as the attorney-in-fact of such exchange.

     The Attorney-in-Fact is a corporation that is wholly owned by the Medical Society and was originally formed to fulfill the statutory role of attorney-in-fact for the Exchange. In recent years the Attorney-in-Fact has diversified its business, but its principal activity continues to be managing the Exchange. The Attorney-in-Fact manages the Exchange, subject to the supervision of the Board of Governors, pursuant to a management contract that requires the Exchange to reimburse the costs of the Attorney-in-Fact. In addition to the power of attorney contained in such management contract, each member of the Exchange is required to execute a power of attorney in favor of the Attorney-in-Fact to affirm the Attorney-in-Fact's power to act on behalf of the Exchange pursuant to the management contract.

     The rights of a member of the Exchange are similar to the rights of a policyholder of other types of insurance companies. Because members of the Exchange are accorded certain voting rights, members' rights are more closely analogous to the rights of a person insured by a mutual insurance company than the rights of a person insured by a stock insurance company. Members' rights are described under the section entitled "Comparison of Rights." Members' rights include the right to elect the Board of Governors, which has supervisory authority over the Attorney-in-Fact. Therefore, while the day-to-day affairs of the Exchange are managed by the Attorney-in-Fact, the Exchange is ultimately controlled by its members through their power to elect the Board of Governors.

     The Exchange has been operated to generate profits. Such profits are part of the Exchange's surplus account, and the application of such profits is in the Exchange's discretion. Neither the Attorney-in-Fact nor the Medical Society owns the Exchange or has any right to profits generated by the Exchange.

     The Exchange is permitted by law to engage in any line of insurance permitted by its rules and regulations, its certificate of authority, and applicable New Jersey laws. All aspects of the Exchange's operations are regulated by state regulatory authorities, particularly the regulatory authorities of New Jersey, which is the state in which the Exchange is domiciled. State laws regulate the process of soliciting insurance, the underwriting of insurance, the rates charged, the nature of insurance products sold, the financial accounting methods of the insurer, the amount of money required to be maintained by the insurer to guard against insolvency, and many other aspects of the day-to-day operations of the Exchange. See "Business -- Regulation."

     The wholly owned subsidiaries of the Attorney-In-Fact offer a wide range of reinsurance products, healthcare and financial consulting services to the medical profession, healthcare institutions and other parties unrelated to the Company.

     Hamilton National Leasing is a middle-market leasing company for medical and other equipment primarily to parties unrelated to the Company. Pegasus Advisors, Inc. is a reinsurance consultant/broker specializing in the design and placement of customized reinsurance programs for the Company and other unrelated insurance and reinsurance companies. Medical Brokers, Inc., fully licensed in New Jersey, provides insurance broker services and sells other insurance not underwritten by the Exchange. MIIX Healthcare Group, Inc. provides comprehensive consulting services designed to assist physicians, institutions and organizations in the healthcare industry. Lawrenceville Re is a reinsurance company domiciled in Bermuda designed to provide customized reinsurance solutions to large health care institutions.

     The Exchange was initially capitalized through the issuance of non-interest-bearing subordinated loan certificates in an aggregate principal amount of $22.9 million. These certificates were issued in varying principal amounts to many of the physicians who were initial members. The loan certificates have been redeemed, with the last such redemption occurring in 1995. As an insurer, the Exchange is required to maintain levels of capital and surplus as determined by the insurance regulators of certain states. See "Business -- Regulation -- Insurance Company Regulation." The Exchange has been operated to generate profits. Such profits are part of the Exchange's surplus account, and the application of such profits is in the Exchange's discretion. The profits from the Exchange's operations are retained in a surplus account.

     American Medical Mutual, Inc., a Vermont domiciled risk retention group ("AMM"), is an underwriter of professional liability insurance for physicians. AMM is managed by the Attorney-in-Fact through an insurance services agreement. All medical professional liability coverage written by AMM is reinsured by the Exchange under a quota share contract and two excess of loss contracts.

BUSINESS STRATEGY

     The Company has adopted a strategy which it believes will allow it to compete effectively and create long-term growth. To maximize the strategy's effectiveness, the Company has adopted the Plan of Reorganization to convert from a reciprocal insurer to a stock insurer, which will provide the Company with greater flexibility and access to capital. See "The Reorganization." The Company's strategy is to:

        - continue to expand geographically by increasing the number of states in which the Company writes policies;

        - enhance product offerings to facilitate "one-stop shopping" for the Company's extensive customer base;

        - expand distribution channels;

        - maintain underwriting discipline to seek to assure that profitability, rather than premium volume, is emphasized;

        - take advantage of strategic acquisition opportunities; and

        - maintain the Company's historically close relationship with the medical community.

This strategy is designed to capitalize on the Company's strengths that have enabled it to achieve its current market position, including (i) its experience with, commitment to and focus on medical professional liability insurance, (ii) its history of providing a stable premium environment to its customers, (iii) the high level of service it delivers to insureds, including the aggressive defense of claims on their behalf, (iv) its "A (Excellent)" rating by A.M. Best,
(v) its capacity on a per insured basis, (vi) its ability to customize product features and programs to fit the needs of different customers and (vii) its close relationship with the medical community.

     Expand Geographically. From its inception in 1977 through 1990, all of the Company's business was written in New Jersey. In 1991, the Company began to write business in Pennsylvania and in 1996 began its expansion to other states. Since 1996, the Company has expanded its operations significantly and currently writes policies in 19 states and the District of Columbia. As a result of this expansion, the proportion of the Company's business written in states other than New Jersey has grown from approximately 11% in 1996 to 46% in the nine months ended September 30, 1998. In order to facilitate continued geographic expansion, the Company is in the process of obtaining authority to write medical professional liability policies in 10 other states. Over time, the Company intends to become licensed to write insurance in all 50 states, although the Company may choose not to write insurance in certain states based on market or regulatory conditions. In addition, the Company has opened four regional sales and customer support offices to assist its marketing efforts outside of New Jersey.

     Enhance Product Offerings. In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Additional products currently offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation. Most of these coverages are underwritten by the Company; several products are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. The Company intends to continue to increase the number of products it offers to its customer base in order to be able to provide them with a full range of coverages.

     Expand Distribution Channels. The Company has traditionally written insurance on a direct basis in New Jersey. In connection with the Company's expansion outside New Jersey, the Company has increasingly utilized brokers. In 1997, 43% of the Company's direct premiums written were generated through brokers. By increasing its use of this distribution channel, the Company will be better positioned to achieve growth. In order to expand further its distribution channels, the Company intends to develop additional brokerage relationships with selected brokers who have demonstrated expertise in the medical malpractice insurance market.


     Maintain Underwriting Discipline. The Company's experience with, commitment to and focus on medical professional liability insurance for over 20 years has allowed it to develop strong knowledge of the market and to build an extensive database of medical malpractice claims experience. The Company takes advantage of this specialized expertise in medical professional liability insurance to set premiums that it believes are appropriate for exposures being insured. As the Company expands its business, the Company intends to maintain underwriting discipline and emphasize profitability over premium growth.


     Take Advantage of Strategic Acquisition Opportunities. The Company believes that the Reorganization will better position the Company to make strategic acquisitions by providing greater access to capital as a source of financing and creating an attractive stock acquisition currency. The Company believes that consolidation will continue in the medical professional liability insurance industry and that opportunities to make a strategic acquisition may arise, thus providing an effective way to expand the Company's business, product offerings and geographic scope.

     Maintain Close Relationship with the Medical Community. Since its founding in 1977, the Company has maintained a close relationship with the medical community. In addition to the active involvement of practicing physicians on several of the Company's advisory committees, the Company and the medical professional liability insurance that it offers have the endorsements of different medical associations. The Company will continue to utilize practicing physicians on advisory committees to provide management with input on medical practice patterns, claims, customer needs and other relevant matters. In addition, the Company will endeavor to maintain its endorsements.

PRODUCT OFFERINGS

     The Company has developed a variety of insurance products to cover the professional liability exposure of individual and institutional health care providers. The Company's core products include medical professional liability insurance for individual providers, medical groups and health care institutions on a "claims made," "modified claims made" or "occurrence" basis. See "Glossary of Selected Insurance Terms."

     In New Jersey, the Company offered physicians traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is called the PPP. Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after the expiration of the policy for occurrences during the policy period. The premium for tail coverage is included as part of the annual premium, and the insured physician automatically receives tail coverage when the policy is terminated for any reason. The automatic provision for tail coverage in effect results in occurrence-like coverage provided under the PPP.

     Traditional claims-made coverage is offered to institutions in New Jersey. In Pennsylvania traditional occurrence coverage is primarily offered to physicians and traditional claims made coverage is primarily offered to institutions. In other states, the Company issues policies primarily on a claims made coverage basis to physicians and institutions. Tail coverage may be offered as an endorsement to those accounts written on a pure claims made basis to extend the period when losses could be reported to the Company. Additional premium is collected at the time such endorsement is purchased by the insured. In a number of states, the Company offers policy limits up to $10,000,000 per incident and $12,000,000 in the aggregate for individual physicians. Policy limits of up to $60,000,000 per incident and in the aggregate are offered to institutions and medical groups.

     In addition to its core medical professional liability insurance products, the Company has developed other products and services for health care institutions. Expanded products offered include comprehensive liability coverage for medical offices, directors and officers, managed care errors and omissions, employment practices, fiduciary, property and worker's compensation.

     For premises liability and property exposures of medical offices, the Company offers the Medical Office Policy written on an occurrence basis. Commercial general liability coverage is offered on an occurrence basis only. Excess/umbrella liability covers excess of underlying policies or self-insured retentions. Directors and officers coverage and errors and omissions coverage are offered on a claims made basis. The Company has also introduced the option for large health care institutions to purchase excess insurance coverage on a multi-year basis for a guaranteed prepaid premium. Such coverages are also available with reinstatement options, combined with the ability to pre-purchase such options at the inception of the policy. The Company underwrites most of these coverages, and the remaining coverages are marketed by the Company and underwritten by other insurance carriers with which the Company has developed strategic alliances.

     Substantially all of the Company's policies are offered for periods of one year, with renewal occurring on the anniversary date of the policy inception. Premiums are recorded as earned over the life of the policy period. The PPP policy provides occurrence-like coverage, and accordingly the premiums are earned in the period the policy is written consistent with the recording of the expected ultimate loss and LAE reserves on an occurrence basis. A profile of the Company's direct written premiums is summarized in the table below.

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------
                                              1995                 1996                 1997
                                        -----------------    -----------------    -----------------
                                                              (IN THOUSANDS)
                                                    % OF                 % OF                 % OF
                                           $        TOTAL       $        TOTAL       $        TOTAL
                                        --------    -----    --------    -----    --------    -----
Professional Liability Products
  Occurrence/Occurrence-like........    $121,172      88%    $131,565      92%    $127,610      79%
  Claims Made.......................      10,975       8%       9,660       7%      31,195      19%
Other Products......................       5,144       4%       1,993       1%       3,625       2%
                                        --------     ---     --------     ---     --------     ---
Direct Written Premium..............    $137,291     100%    $143,218     100%    $162,430     100%
                                        ========     ===     ========     ===     ========     ===


     As the Company expands its operations into additional states beyond New Jersey and Pennsylvania, the Company expects that the majority of the policies issued in such additional states will be on a claims made basis. As a result, the Company expects the profile of its direct written premiums to be significantly different in the future. When claims made coverage is more significant as a percentage of the Company's business, loss reserves may develop more rapidly. See "-- Loss and LAE Reserves."


MARKETING AND POLICYHOLDER SERVICES

     The Company employs various strategies for marketing its products and providing policyholder services. In New Jersey, the Company markets its products to physicians and physician groups principally though medical associations, referrals by existing policyholders, advertisements in medical journals, seminars on health care topics for physicians, and direct mail solicitation. The Company's professional liability program has the endorsement of different medical associations. In addition to these direct marketing channels, the Company sells its products through independent brokers and agents who currently produce approximately 20% of the Company's direct premiums written in New Jersey. Health care institutions frequently prefer brokers over direct solicitation when they purchase professional liability insurance, and the Company believes that its broker relationships in New Jersey are important to its ability to grow in that market segment. To provide localized marketing and policyholder services in New Jersey and nationally, the Company has established five regional offices. See "-- Business Strategy -- Maintain Close Relationship with the Medical Community."

     Outside New Jersey, the Company markets its products exclusively through independent brokers and agents. In 1997, 95 independent brokers and agents actively marketed the Company's products in 13 states and produced approximately 43% of the Company's direct written premiums on a national basis. No national broker or regional agency accounted for more than 8% of the Company's year-end direct premiums written. The Company selects brokers and agents that it believes have demonstrated growth and stability in the medical malpractice insurance industry, strong sales and marketing capabilities, and a focus on selling medical professional liability insurance. Brokers and agents receive market rate commissions and other incentives based on the business they produce. The Company strives to maintain relationships with those brokers and agents who are committed to promoting the Company's products and are successful in producing business for the Company. See "-- Business Strategy -- Expand Distribution Capabilities."

     The Company also provides risk management services through its home office and regional offices. In addition to supplementing the Company's marketing efforts, these services are designed to reduce potential loss exposures by educating policyholders on ways to improve medical practice and implement risk reduction measures. The Company conducts surveys for hospitals and large medical groups to review their practice procedures and to focus on specific areas in which concerns arise. The Company prepares reports that identify areas of the insured's medical practice that may need attention and provides recommendations to the policyholder. The Company also presents periodic seminars for medical societies and other groups to educate physicians on risk management techniques. These educational programs are designed to increase risk awareness and to reduce the risk of injury to patients and third parties.

UNDERWRITING

     The Company maintains a dual underwriting function at its home office and at each regional office. The home office Underwriting Department is responsible for the underwriting and servicing of all institutional accounts and individual providers that exceed the regional office underwriting authority. In addition, the home office Underwriting Department is responsible for the issuance, establishment and implementation of underwriting standards for all of the coverages underwritten by the Company.

     The Company's regional office underwriting staff have the authority to evaluate, approve and issue medical professional liability coverage for individual providers and medical groups with annual premiums up to a threshold amount.

     The Company follows consistent and strict procedures with respect to the issuance of all professional liability insurance policies. Individual providers are required to submit an application for coverage along with supporting claims history and proof of licensure. The individual provider applications provide information regarding the medical training, current practice and claims history of the applicant. Institutions are required to submit an application for coverage, hard copy loss runs, proof of accreditation, financial statements, copies of contracts with medical providers, information on employed professionals and other information. An account analysis form is completed for each submission and, if coverage is approved, the coverage recommendation and the pricing methodology is added.

     Risk management surveys may be performed prior to quoting a large account to ascertain the insurability of the risk. All written accounts are referred to the Risk Management Department to schedule risk management services. Representatives from the Risk Management Department meet with the insured institution to develop programs to control and reduce risk.

     The Underwriting Department meets periodically with the Underwriting Committee to review the guidelines for premium surcharges, cancellations and non-renewals and any candidate for cancellation or non-renewal. The Underwriting Committee is composed solely of physicians who are members of either the Board of Governors or the Board of Directors of the Attorney-in-Fact and are insured by the Company. Members of the Underwriting Committee are not employees of the Company.

     The Company maintains quality control through periodic audits at the underwriting and processing levels. Renewal accounts are underwritten as thoroughly as new accounts. Insureds who no longer meet underwriting guidelines are identified as non-renewal candidates. All non-renewal candidates are referred to the home office Underwriting Department and discussed with the Underwriting Committee to approve the Underwriting Department's recommendations.

PRICING

     The Company establishes, through its own actuarial staff and independent consulting actuaries, rates and rating classifications for its insureds based on loss and LAE experience it has developed and on other relevant information. The Company has various rating classifications based on practice location, medical specialty and other factors. The Company applies various discounts, including discounts for part-time practice, physicians just entering medical practice, large medical groups and claims experience. The Company has established its premium rates and ratings classifications for hospitals and managed care organizations using actuarially significant data filed publicly by other insurers.

CLAIMS

     The Company's Claim Department is responsible for claims investigation, establishment of appropriate case reserves for loss and ALAE, defense planning and coordination, supervision of attorneys engaged by the Company to defend a claim, and negotiation of the settlement or other disposition of a claim. All of the Company's primary policies require it to defend its insureds. Medical malpractice claims often involve the evaluation of highly technical medical issues, severe injuries, and conflicting medical opinions. In almost all cases, the person bringing the claim against the insured is already represented by legal counsel when the claim is reported to the Company.

     Litigation defense is provided almost exclusively by private law firms with lawyers whose primary focus is defending malpractice cases. The Company also maintains a staff counsel office located in New Jersey to defend malpractice cases.

     The claims representatives at the Company have on average 10 years of experience handling medical professional liability cases. The Company limits the average number of cases handled per claims representative to ensure personal attention to each case.

     The claims operation is assisted in its efforts by its technical unit, which is responsible for training and educating the claims staff. The technical unit manages the Company's relationship with defense counsel and helps control ALAE associated with claims administration. The unit also is responsible for tracking developments in case law and coordinating mass tort litigation.

     A major resource for the Company's claims function is its database built over a 20-year period. The database provides comprehensive details on each claim, from incident to resolution, coupled with a document file relating to each claim. The database enables the Company's claims professionals to analyze trends in claims by specialty, type of injury, precipitating causes, frequency and severity, plaintiffs' counsel, expert witnesses, and other factors. The Company also uses the data to identify and analyze trends and to develop seminars to educate individual physicians, physician groups, hospital staff, and other insureds on risk management to control and reduce their exposure to claims.

LOSS AND LAE RESERVES


     Loss reserves recorded by the Company include estimates of amounts owed for losses and for LAE. LAE consists of two types of costs, allocated loss adjustment expenses ("ALAE") and unallocated loss adjustment expenses ("ULAE"). ALAE are settlement costs that can be allocated to a specific claim such as attorney fees and court costs. ULAE consists of costs that are general in nature and cannot be allocated to any specific claim, primarily including salaries and overhead associated with the Company's Claim Department. ULAE reserves recorded by the Company represent management's best estimate of the internal costs necessary to settle all incurred claims, including IBNR claims.



     The determination of loss and LAE reserves involves the projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in the Company's claims history are losses and LAE paid by the Company in prior periods, and case reserves for anticipated losses and ALAE developed by the Company's Claim Department as claims are reported and investigated. Actuaries rely primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of aggregate reserves reported in the financial statements, including reserves for insured events of prior years, could have an adverse effect on the Company's results of operations for the period in which the adjustments are made.



     There are significant inherent uncertainties in estimating ultimate losses in the casualty insurance business and these uncertainties are increased in periods when a company is expanding into new markets with new distribution channels. The uncertainties are even greater for companies writing long-tail casualty insurance, such as medical malpractice insurance, and in particular the occurrence or occurrence-like coverages that make up nearly all of the Company's current reserves. These additional uncertainties are due primarily to the longer period of time during which an insured may seek coverage for a claim in respect of an occurrence or occurrence-like policy as opposed to a claims made policy. With the longer claim reporting and development period, reserves are more likely to be impacted by, among other factors, changes in judicial liability standards and interpretation of insurance contracts, changes in the rate of inflation and changes in the propensities of individuals to file claims.

     The Company offered traditional occurrence coverage from 1977 through 1986 and has offered a form of occurrence-like coverage, "modified claims made," from 1987 to the present. The Company's modified claims made policy is the PPP. See "-- Product Offerings." Under the PPP, coverage is provided for claims reported to the Company during the policy period arising from incidents since inception of the policy. The PPP includes "tail coverage" for claims reported after expiration of the policy for occurrences during the policy period and thus is reserved on an occurrence basis. Loss and LAE reserves carried for this policy and traditional occurrence policies constitute more than 90% of the gross loss and LAE reserves.

     The following table provides a summary of gross loss and LAE reserves by policy type.

         GROSS LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES BY POLICY TYPE
                                 (IN THOUSANDS)

                                        PROFESSIONAL LIABILITY
                                 -------------------------------------
                                   OCCURRENCE/     % OF                  % OF              % OF    TOTAL GROSS
                                 OCCURRENCE-LIKE   TOTAL   CLAIMS MADE   TOTAL    OTHER    TOTAL    RESERVES
                                 ---------------   -----   -----------   -----   -------   -----   -----------
GROSS RESERVES HELD AS OF:
December 31, 1995..............     $721,878       96.4%     $17,062     2.3%    $ 9,720    1.3%    $748,660
December 31, 1996..............      759,324       95.4%      21,338     2.7%     14,787    1.9%     795,449
December 31, 1997..............      818,129       93.4%      42,423     4.8%     16,169    1.8%     876,721


     Since a significant portion of the Company's reserves are recorded on an occurrence basis, and given the long time that typically elapses between the coverage incident and the resolution of the claim, IBNR reserves have consistently represented a majority of the gross reserves recorded by the Company. The following table summarizes the components of gross loss and LAE reserves including ULAE reserves, and indicates that IBNR reserves constitute a majority of gross reserves on a consistent basis:


         COMPONENTS OF GROSS LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
                                 (IN THOUSANDS)

                       LOSS AND ALAE             LOSS AND ALAE                                   TOTAL
                           CASE         % OF         IBNR         % OF       ULAE      % OF      GROSS
                         RESERVES       TOTAL      RESERVES       TOTAL    RESERVES    TOTAL    RESERVES
                       -------------    -----    -------------    -----    --------    -----    --------
GROSS RESERVES HELD
  AS OF:
December 31, 1995....    $250,563       33.5%      $477,044       63.7%    $21,053      2.8%    $748,660
December 31, 1996....     272,570       34.2%       500,037       62.9%     22,842      2.9%     795,449
December 31, 1997....     260,779       29.8%       591,158       67.4%     24,784      2.8%     876,721


     The Company has issued occurrence policies since 1977 and occurrence-like policies since 1987. There is a significant lag in reporting of incidents or occurrences inherent in the medical malpractice insurance industry. As a result the Company continues to experience reported claims that are alleged to have occurred as far back as 1977. As of November 1998, 113 claims related to accident years 1977-1981 are still outstanding, the majority of which have been reported to the Company over the last five years.


     The following table illustrates the amount and percentage of gross loss and LAE reserves held by the Company at December 31, 1997 categorized by accident year.

        GROSS LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES BY ACCIDENT YEAR
                            AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                   GROSS       % OF
                 ACCIDENT YEAR                    RESERVES    TOTAL
                 -------------                    --------    ------
1977-81.........................................  $  3,671        .4%
1982............................................     1,212        .1%
1983............................................     2,112        .2%
1984............................................     2,816        .3%
1985............................................     3,207        .4%
1986............................................     4,722        .5%
1987............................................     7,670        .9%
1988............................................     9,236       1.0%
1989............................................    18,405       2.1%
1990............................................    31,559       3.6%
1991............................................    40,103       4.6%
1992............................................    50,469       5.8%
1993............................................   105,822      12.1%
1994............................................   114,795      13.1%
1995............................................   133,847      15.3%
1996............................................   164,793      18.8%
1997............................................   182,282      20.8%
                                                  --------    ------
Total Gross Reserves held by the Company........  $876,721     100.0%
                                                  ========    ======

     As shown in the above tables, over 93% of the reserves held at December 31, 1997 are occurrence based, of which over 67% constitute IBNR reserves, and over 80% relate to the most recent five accident years, which are the most immature in terms of loss development.

     The Company uses a disciplined approach to setting and adjusting financial statement loss and LAE reserves that begins with the claims adjudication process. Claims examiners establish case reserves by a process that includes extensive development and use of statistical information that allows for comparison of individual claim characteristics against historical patterns and emerging trends. This process also provides critical information for use in pricing of products and establishing the IBNR component of the financial statement reserves.


     Initially, the Company establishes its best estimate of loss and LAE reserves using pricing assumptions. The reserves are evaluated every quarter and annually and are adjusted thereafter as circumstances warrant. These periodic evaluations include a variety of loss development techniques that incorporate various data accumulated in the claims settlement process including paid and incurred loss data, accident year development statistics, and loss ratio analyses. Important in these analyses are considerations of the amounts for which claims have settled in comparison to case reserves held at settlement. Case reserves are eliminated upon settlement of related claims. Actual settlement amounts above or below case reserves are then regularly evaluated to determine whether estimated ultimate losses by accident year, including IBNR reserves, should be adjusted. Changes to aggregate reserves reported in the financial statements are made based upon the extent and nature of these variances over the long claim development period together with changes in estimates of the total number of claims to be settled. As a final test of management's determination as to whether it believes that aggregate reserves reported in the financial statements are adequate and appropriate, management considers the detailed analysis performed by the actuarial staff of its independent auditors in connection with the audit of the Company's financial statements.



     Given the profile of the Company's reserves as discussed above and the results of the periodic analyses described, the Company has not made any significant adjustments to aggregate reserves reported in the financial statements in the calendar years since 1995 as these analyses did not indicate any changes in loss emergence or other trends that would support such adjustments.

     Recorded loss and LAE reserves represent management's best estimate of the remaining costs of settling all incurred claims. While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations. "See Risk Factors -- Loss and LAE Reserves."

     Activity in the liability for unpaid losses and loss adjustment expenses gross of reinsurance is summarized as follows:

                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1995        1996        1997        1997        1998
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)     (UNAUDITED)
Balance as of January 1, gross of
  reinsurance recoverable...........  $688,455    $748,660    $795,449    $795,449    $876,721
Incurred related to:
  Current year......................   161,296     167,406     189,163     133,295     162,076
  Prior years.......................        --          --         205          --          --
                                      --------    --------    --------    --------    --------
Total incurred......................   161,296     167,406     189,368     133,295     162,076
                                      --------    --------    --------    --------    --------
Paid related to:
  Current year......................     3,038       4,085       6,879       1,879       2,315
  Prior years.......................    98,053     116,532     101,217      75,910      99,410
                                      --------    --------    --------    --------    --------
Total paid..........................   101,091     120,617     108,096      77,789     101,725
                                      --------    --------    --------    --------    --------
Balance at end of period, gross of
  reinsurance recoverable...........   748,660     795,449     876,721     850,955     937,072
Reinsurance recoverable.............   165,729     221,749     270,731     260,478     311,879
                                      --------    --------    --------    --------    --------
Balance at end of period, net of
  reinsurance.......................  $582,931    $573,700    $605,990    $590,477    $625,193
                                      ========    ========    ========    ========    ========


     The aggregate reserves reported in the financial statements represent management's best estimate of the remaining costs of settling all incurred claims. Except for minor development recognized on a specific program in 1997, the Company did not adjust prior year gross reserves in the aggregate for all periods presented, as management's actuarial analyses performed did not indicate any changes in loss emergence or other trends that would support such adjustments. Notwithstanding management's analysis and determination in setting its best estimate of aggregate reserves reported in the financial statements, which may or may not require adjustments to aggregate prior year reserves, management regularly evaluates, and adjusts when appropriate, its estimates of accident year ultimate losses and LAE (i) as part of its pricing analyses, (ii) as part of its evaluation of the effectiveness of its reinsurance programs and
(iii) for reporting to regulatory authorities such as the IRS and the state insurance departments. Accordingly, reserves established for losses and LAE on individual accident years may experience greater volatility than aggregate reserves reported in the Company's financial statements. Individual accident year reserves cover a smaller amount of business over a shorter period of time than do the aggregate reserves, which are an accumulation of reserves pertaining to all accident years. Although aggregate reserves reported in the financial statements were not adjusted except for the minor adjustment in 1997, estimated ultimate losses and LAE related to individual accident years have been adjusted. The following table presents the estimated ultimate losses and LAE gross of reinsurance (including changes in such estimates) by accident year:

                           ACCIDENT YEAR DEVELOPMENT
                                 (IN THOUSANDS)


                                                                                     CHANGES IN ESTIMATED
                                                                                   ULTIMATE LOSSES AND LAE
                                              ESTIMATED ULTIMATE                      FOR THE YEAR ENDED
                                       LOSSES AND LAE AS OF DECEMBER 31,                 DECEMBER 31,
                               -------------------------------------------------   ------------------------
        ACCIDENT YEAR             1994         1995         1996         1997      1995    1996      1997
        -------------          ----------   ----------   ----------   ----------   ----   -------   -------
1987 and Prior...............  $  680,892   $  680,896   $  679,191   $  677,720   $ 4    $(1,705)  $(1,471)
1988.........................      92,418       92,420       86,909       84,827     2     (5,511)   (2,082)
1989.........................     105,777      105,775      105,766      102,249    (2)        (9)   (3,517)
1990.........................     106,936      106,935      116,637      119,545    (1)     9,702     2,908
1991.........................     114,600      114,598      119,310      121,531    (2)     4,712     2,221
1992.........................     121,266      121,265      114,116      113,610    (1)    (7,149)     (506)
1993.........................     137,318      137,316      137,279      140,304    (2)       (37)    3,025
1994.........................     150,525      150,527      150,519      150,613     2         (8)       94
1995.........................                  161,296      161,301      156,099                5    (5,202)
1996.........................                               167,406      172,141                      4,735
1997.........................                                            189,163
                               ----------   ----------   ----------   ----------   ---    -------   -------
Total Estimated Ultimate
  Losses and LAE.............  $1,509,732   $1,671,028   $1,838,434   $2,027,802    --         --   $   205
                                                                                   ===    =======   =======
Less: Total Paid Loss and
  LAE........................  $  821,277   $  922,368   $1,042,985   $1,151,081
                               ----------   ----------   ----------   ----------
Gross Loss and LAE Reserves
  as of December 31..........  $  688,455   $  748,660   $  795,449   $  876,721
                               ==========   ==========   ==========   ==========


     The accident year reserve development detailed in the foregoing table that emerged in 1996 and 1997 is indicative of the potential volatility of accident year reserve estimates. Management believes that the level of volatility experienced and reflected therein, which ranged up to plus or minus 8% of the prior year's recorded reserves, is not unreasonable for the medical malpractice line of business. The limited development noted for all accident years in calendar year 1995 is attributable to the significant reserve adjustments made by the Company in 1994 in recognition of the major trends in loss experience identified in its actuarial analyses.


     Specific factors noted in management's actuarial analyses that gave rise to the accident year development in 1996 and 1997 included: lower than expected claim severity for accident years 1989 and prior, which management believes resulted from the combined effects of tort reform in New Jersey and improvements made to the internal claims settlement process; greater than expected claim frequency in accident years 1990 and 1991, primarily resulting from increased claims filed against physicians practicing in obstetrics and gynecology and internal medicine specialties, frequency levels not seen in subsequent accident years; and less than previously expected loss frequency and severity in accident year 1993. Development in the 1995 and 1996 accident years largely pertained to adjustment of reserves held on a specific medical professional liability program with a large hospital group, and to development on other medical professional liability claims made business once reported claims were known.



     Approximately 93% of the Company's December 31, 1997 gross loss and LAE reserve is related to occurrence or occurrence-like policies. Management initially establishes its best estimate of reserves based on the underlying pricing assumptions and adjusts those estimates over time as significant developments in the legal environment or significant changes in expected patterns of claim frequency and/or severity become apparent. However, the Company is currently expanding its operations into a number of states, and the Company expects that the majority of the policies issued in such states will be on a claims made basis. As a result, the Company believes that as claims made reserves begin to comprise a greater percentage of aggregate reserves it is likely that more frequent adjustments to aggregate reserves recorded in the financial statements will become necessary because the reporting period for claims made policies is shorter, which facilitates the ability of the Company to more quickly determine ultimate losses.

     On a net of reinsurance basis, the activity in the liability for unpaid losses and LAE is summarized as follows:


                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1995        1996        1997        1997        1998
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)     (UNAUDITED)
Balances as of January 1, net of
  reinsurance recoverable...........  $575,538    $582,931    $573,700    $573,700    $605,990
Incurred related to:
  Current year......................   107,889     110,593     120,496      92,709     113,050
  Prior years.......................        --          --          --          --          --
                                      --------    --------    --------    --------    --------
Total incurred......................   107,889     110,593     120,496      92,709     113,050
Paid related to:
  Current year......................     3,000       3,630       3,930       1,925       2,315
  Prior years.......................    97,496     116,194      84,276      74,007      91,532
                                      --------    --------    --------    --------    --------
Total paid..........................   100,496     119,824      88,206      75,932      93,847
Balance at end of period, net of
  reinsurance recoverable...........   582,931     573,700     605,990     590,477     625,193
Reinsurance recoverable.............   165,729     221,749     270,731     260,478     311,879
                                      --------    --------    --------    --------    --------
Balance at end of period, gross of
  reinsurance.......................  $748,660    $795,449    $876,721    $850,955    $937,072
                                      ========    ========    ========    ========    ========


     Net loss and LAE reserves reported in accordance with statutory accounting principles are lower than the net loss and LAE reserves displayed above. The differences relate to a 1992 reinsurance contract accounted for using deposit accounting for GAAP reporting and amount to $173.4 million at December 31, 1995, December 31, 1996 and September 30, 1997; $167.8 million at December 31, 1997; and $147.3 million at September 30, 1998.



     The following tables reflect the development of reserves for unpaid losses and LAE, including reserves on assumed reinsurance, for the periods indicated at the end of that year and each subsequent year. From 1987 through 1992, the Company had discounted its unpaid losses and LAE, using rates of 5% (1987-1990); 4% (1991) and 2.8% (1992). Discounting of unpaid losses and LAE was discontinued during 1993 with all unpaid losses and LAE amounts existing at December 31, 1993 and subsequent years recorded at full undiscounted values. For consistency of presentation, the following tables reflect all years (including 1987 through 1992) on an undiscounted basis. The first line shows the reserves as originally reported at the end of the stated year. Reserves at each calendar year-end include the estimated unpaid liabilities for that report or accident year and for all prior report or accident years. The section under the caption "Liability reestimated as of" shows the originally reported reserves as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and all other facts and circumstances discovered during each year. The line "Cumulative redundancy" reflects the difference between the latest reestimated reserves and the reserves as originally established. The section under the caption "Cumulative amount of liability paid through" shows the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year end.


     The tables reflect the effect of all changes in amounts of prior periods. For example, if a loss determined in 1995 to be $100,000 was first reserved in 1987 at $150,000, the $50,000 redundancy (original estimate minus actual loss) would be included in the cumulative redundancy in each of the years 1987 through 1994 shown below. The tables present development data by calendar year and do not relate the data to the year in which the claim was reported or the incident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

TABLE I.  LOSS AND LAE RESERVES DEVELOPMENT - GROSS

                                 1987       1988       1989       1990       1991       1992       1993       1994
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
Loss and LAE Reserves........  $395,594   $453,181   $502,928   $554,076   $593,828   $629,064   $667,200   $688,455
LIABILITY REESTIMATED AS OF:
 One year later..............   409,275    448,413    516,113    541,778    583,133    616,042    623,988    688,455
 Two years later.............   404,937    468,853    503,199    529,531    570,108    572,831    623,986    688,450
 Three years later...........   427,203    455,076    495,663    516,501    532,877    572,831    623,989    689,122
 Four years later............   410,239    444,454    482,667    487,918    532,878    572,871    624,567
 Five years later............   400,253    432,338    463,784    487,921    540,067    570,424
 Six years later.............   389,621    417,770    463,788    490,398    538,126
 Seven years later...........   380,346    417,776    456,563    486,236
 Eight years later...........   380,350    410,560    449,493
 Nine years later............   378,645    407,007
 Ten years later.............   377,174
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................    18,420     46,174     53,435     67,840     55,702     58,640     42,633       (667)

                                 1995       1996
                               --------   --------
                                 (IN THOUSANDS)
Loss and LAE Reserves........  $748,660   $795,449
LIABILITY REESTIMATED AS OF:
 One year later..............   748,660    795,654
 Two years later.............   744,130
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................     4,530       (205)

                                 1987       1988       1989       1990       1991       1992       1993       1994
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $ 53,448   $ 58,060   $ 80,959   $ 67,483   $ 79,239   $ 83,837   $ 83,522   $ 98,053
 Two years later.............   110,645    137,271    146,137    144,987    161,532    165,737    179,714    212,284
 Three years later...........   183,070    196,890    218,676    221,931    238,998    256,860    284,828    293,323
 Four years later............   231,824    254,428    286,181    288,463    318,934    348,868    343,563
 Five years later............   276,103    304,740    335,723    339,121    389,638    395,242
 Six years later.............   306,329    339,140    370,225    390,991    413,413
 Seven years later...........   324,628    356,697    391,596    401,626
 Eight years later...........   338,379    370,850    396,442
 Nine years later............   349,685    372,361
 Ten years later.............   351,764

                                 1995       1996
                               --------   --------
                                 (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $116,532   $101,217
 Two years later.............   214,484
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............

     The Company experienced favorable development on gross financial statement reserves held at each year end in the table except 1994 and 1996, largely in reserves first recorded in 1992 and prior years. The Company believes that this favorable development has resulted from (i) the disciplined approach to establishing reserves for medical malpractice insurance losses and LAE; and (ii) the improvements made to the internal claims settlement process. These internal claims settlement process improvements resulted from: key staffing additions, including a new Vice President of Claims, in 1990; the building of a detailed claims database over a 20-year period, which enables the Company's claims professionals to better evaluate and resolve claims; the addition of staff counsel in 1993 to defend certain malpractice cases and to control legal costs; and the expansion and enhancement of the risk management department in 1993 to provide support to insureds in controlling and reducing their exposure to claims. It is not possible to quantify the impact that these changes have had on development of loss reserves. Most of the favorable reserve development evidenced in the table was recognized during 1993 ($13.0 million) and 1994 ($43.2 million). Favorable development was recognized at that time because major trends in loss experience were first credibly apparent then. The loss experience in the early 1990's, to some extent resulting from the then recently introduced internal changes discussed above, suggested that the very conservative reserving posture maintained by the Company since its inception during the medical malpractice crisis of the late 1970's was no longer appropriate. Earlier projections of loss frequencies and severities no longer appeared likely, and financial statement loss and LAE reserves were adjusted accordingly. Financial statement loss and LAE reserves established since 1994 have been set based upon this new understanding. Development, in the aggregate, of reserves first recorded in 1994 and later years has been slight, as management believes that no new development trends have yet emerged.

TABLE II.  LOSS AND LAE RESERVES DEVELOPMENT - NET

                                 1987       1988       1989       1990       1991       1992       1993       1994
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
Loss and LAE
 Reserves-Gross..............  $395,594   $453,181   $502,928   $554,076   $593,828   $629,064   $667,200   $688,455
Reinsurance Recoverable on
 Unpaid Losses...............       495        400        400      1,025      8,265      3,037     62,682    112,917
                               --------   --------   --------   --------   --------   --------   --------   --------
                               $395,099   $452,781   $502,528   $553,051   $585,563   $626,027   $604,518   $575,538
LIABILITY REESTIMATED AS OF:
 One year later..............   408,745    446,101    513,096    534,087    581,453    600,655    559,518    575,538
 Two years later.............   402,495    463,924    494,044    527,847    560,688    555,656    559,518    575,538
 Three years later...........   422,144    444,537    491,987    512,867    521,671    555,656    559,518    575,538
 Four years later............   400,819    438,866    477,053    482,498    521,828    555,655    559,518
 Five years later............   394,600    425,224    456,696    482,658    529,008    555,656
 Six years later.............   382,810    409,040    457,795    485,125    525,111
 Seven years later...........   372,586    409,871    450,860    479,007
 Eight years later...........   372,923    403,169    443,028
 Nine years later............   371,541    399,453
 Ten years later.............   369,827
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................    25,272     53,328     59,500     74,044     60,452     70,371     45,000

                                 1995       1996
                               --------   --------
                                 (IN THOUSANDS)
Loss and LAE
 Reserves-Gross..............  $748,660   $795,449
Reinsurance Recoverable on
 Unpaid Losses...............   165,729    221,749
                               --------   --------
                               $582,931   $573,700
LIABILITY REESTIMATED AS OF:
 One year later..............   582,931    573,700
 Two years later.............   582,931
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............
CUMULATIVE REDUNDANCY
 (DEFICIENCY)................

                                 1987       1988       1989       1990       1991       1992       1993       1994
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $ 53,318   $ 56,148   $ 78,967   $ 67,479   $ 79,239   $ 83,212   $ 82,572   $ 97,496
 Two years later.............   108,603    133,367    144,141    144,983    161,532    164,469    178,357    211,426
 Three years later...........   179,036    192,982    216,680    221,927    238,998    255,586    283,370    278,571
 Four years later............   227,786    250,520    284,185    288,459    318,928    347,493    328,836
 Five years later............   272,065    300,832    333,727    339,111    389,579    381,408
 Six years later.............   302,291    335,232    368,223    390,928    401,000
 Seven years later...........   320,590    352,783    389,541    394,999
 Eight years later...........   334,335    366,883    390,579
 Nine years later............   345,588    365,144
 Ten years later.............   344,417

                                 1995       1996
                               --------   --------
                                 (IN THOUSANDS)
CUMULATIVE AMOUNT OF
 LIABILITY PAID THROUGH:
 One year later..............  $116,194   $ 84,276
 Two years later.............   197,370
 Three years later...........
 Four years later............
 Five years later............
 Six years later.............
 Seven years later...........
 Eight years later...........
 Nine years later............
 Ten years later.............

     The aggregate excess reinsurance contracts, in place since 1993, provide coverage for losses and ALAE above aggregate retentions. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and ALAE at a constant level as long as losses and ALAE ceded under the aggregate excess reinsurance contracts remain within the coverage limits. Ceded losses and ALAE have remained within coverage limits in each year since 1992. Each of the aggregate excess reinsurance contracts contains a profit sharing provision whereby a significant portion of the favorable gross loss and ALAE reserve development may ultimately be returned to the Company once all subject losses and ALAE have been paid or the contract has been commuted. Profit sharing is recorded by the Company after the funds withheld balance related to an aggregate excess reinsurance contract exceeds the related ceded reserves. Profit sharing is then recorded as an offset to funds held charges and to the funds withheld liability. Profit sharing has been recorded for the 1993 aggregate excess contract as an offset to equivalent funds held charges of $1.6 million for the nine months ended September 30, 1998. There was no net effect on income arising from the accrual of profit sharing and the recording of funds held charges on the 1993 aggregate excess contract for the nine months ended September 30, 1998.

     General liability incurred losses have been less than 1.9% of medical malpractice incurred losses in the last five years. The Company does not have material reserves for pollution claims and the Company's claims experience for pollution coverage has been negligible.

     While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors -- Loss and LAE Reserves."

REINSURANCE

     Reinsurance Ceded. The Company follows customary industry practice by reinsuring some of its business. The Company typically cedes to reinsurers a portion of its risks and pays a fee based upon premiums received on all policies so subject to such reinsurance. Insurance is ceded principally to reduce net liability on individual risks and to provide aggregate loss and LAE protection. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full extent of the policies reinsured, it does make the reinsurer liable to the insurer to the extent of the reinsurance ceded. The Company determines how much reinsurance to purchase based upon its evaluation of the risks it has insured, consultations with its reinsurance brokers, and market conditions, including the availability and pricing of reinsurance. The Company's reinsurance arrangements are generally placed through Pegasus Advisors, Inc., a reinsurance broker wholly owned by the Attorney-in-Fact and to be acquired by the Company as part of the acquisition of the Attorney-in-Fact and its subsidiaries.

     The Company reinsures its risks primarily under two reinsurance contracts, the Specific Contract and the Aggregate Contract. Under the Specific Contract, the Company's retentions for casualty business range from $2 million to $3 million per loss per policy. Coverage on casualty business is provided in layers up to $48 million per loss per policy above the retentions. Coverage for casualty business under the Specific Contract is limited by an aggregate deductible, aggregate limits by layer and required Company participation in upper layer losses. Property coverage is also provided under the Specific Contract in the amount of $14.5 million in excess of a Company retention of $500,000 per loss per policy and is subject to an aggregate limit. The Company has maintained specific excess of loss reinsurance coverage generally similar to that just described for several years.


     The Aggregate Contract provides several coverages on an aggregate excess of loss, specific excess of loss, and quota share basis. The primary coverage afforded under the Aggregate Contract attaches above a Company retention measured as a 75% loss and ALAE ratio. Reinsurers provide coverage for an additional 75% loss and ALAE ratio, with an aggregate annual limit of $130 million. The Company has maintained aggregate excess of loss coverage generally similar to that just described since 1993.


     The major elements of ceded reinsurance activity are summarized in the following table:


                                                                               FOR THE NINE MONTHS
                                           FOR THE YEAR ENDED DECEMBER 31,     ENDED SEPTEMBER 30,
                                           --------------------------------    --------------------
                                             1995        1996        1997        1997        1998
                                           --------    --------    --------    --------    --------
                                                                (IN THOUSANDS)     (UNAUDITED)
Ceded premiums earned....................  $31,633     $36,699     $42,337     $22,974     $28,905
Ceded Losses and LAE.....................   53,407      56,813      68,872      40,587      59,423
Funds held charges.......................    6,996      10,273      13,361      10,595      11,885


     Credit risk from reinsurance is controlled by placing the reinsurance with large, highly rated reinsurers and by collateralizing amounts recoverable from reinsurers. The following table identifies the Company's most significant reinsurers, the total amount recoverable from them for unpaid losses, prepaid reinsurance premiums and other amounts as of December 31, 1997, and collateral held by the Company primarily in the form of funds withheld and letters of credit as of December 31, 1997. No other single reinsurer's percentage participation in 1997 exceeded 5% of the total reinsurance recoverable at December 31, 1997.

                                                                    AT DECEMBER 31, 1997
                                                              --------------------------------
                                                              TOTAL AMOUNTS    TOTAL AMOUNT OF
REINSURER                                                      RECOVERABLE     COLLATERAL HELD
---------                                                     -------------    ---------------
                                                                       (IN THOUSANDS)
Hannover Reinsurance (Ireland) Ltd..........................    $108,676          $111,590
Eisen und Stahl Reinsurance (Ireland) Ltd...................      27,831            27,908
Scandinavian Reinsurance Company Ltd........................      62,675            63,225
London Life and Casualty Reinsurance Corporation............      48,254            48,365
Underwriters Reinsurance Company (Barbados).................      27,053            26,827

     The Company analyzes the credit quality of its reinsurers and relies on its brokers and intermediaries to assist it in such analysis. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverables. No assurance can be given, however, regarding the future ability of any of the Company's reinsurers to meet their obligations. See "Risk
Factors -- Reinsurance."

     Reinsurance Assumed. The Company assumed reinsurance in annual amounts of less than $1 million through 1995. The Company assumed reinsurance under three programs, with assumed premiums of $2.2 million and $4.6 million in 1996 and 1997, respectively. The Company provides medical professional liability reinsurance coverage to AMM under a quota share contract and two excess of loss contracts. AMM is also managed by the Attorney-in-Fact and in 1997 had $3.6 million of premiums written. The Company participated in the IRM Services, Inc. property pool ("the Pool") with a 5% share in 1996 and 1997. The Pool was discontinued and placed into runoff on November 30, 1996. Only minimal further activity beyond 1997 is expected under this arrangement. The Company was also a participant in quota share reinsurance contracts in 1996 and 1997 with Underwriters Reinsurance Company, whereby the Company reinsured up to $250,000 per risk on business identified by Underwriters Reinsurance Company as casualty facultative business. The contract was discontinued on March 1, 1998.

     In addition, in 1997 the Company assumed reinsurance under a novation agreement pertaining to certain policies written for a large hospital group during 1989 through 1997. Premiums associated with this agreement amounted to $10.9 million in 1997. Existing ceded reinsurance agreements with the hospital group's captive insurer covering the novated business remain in effect following the novation.

     The Company believes that as more managed care organizations and integrated health care delivery systems retain a larger part of their exposure directly or through captive arrangements, they will need to obtain excess insurance or reinsurance for the potentially larger losses, and the Company believes that it is prepared to meet this need through assumed reinsurance arrangements.

INVESTMENT PORTFOLIO

     An important component of the operating results of the Company has been the return on its invested assets. Such investments are made by investment managers and internal management under policies established and supervised by the Investment Advisory and Finance Committee of the Board of Governors and Board of Directors of the Attorney-in-Fact (the "Investment Committee"). The Company's current investment policy has placed primary emphasis on investment grade, fixed maturity securities and maximization of after-tax yields while minimizing credit risk of the portfolio. The Company currently uses three outside investment managers for fixed maturity securities.

     The following table sets forth the composition of the investment portfolio of the Company at the dates indicated. All of the fixed maturity investments are held as available-for-sale.

                                    DECEMBER 31, 1996      DECEMBER 31, 1997       SEPTEMBER 30, 1998
                                   --------------------   --------------------   -----------------------
                                    COST OR                COST OR                COST OR
                                   AMORTIZED     FAIR     AMORTIZED     FAIR     AMORTIZED       FAIR
                                     COST       VALUE       COST       VALUE        COST        VALUE
                                   ---------   --------   ---------   --------   ----------   ----------
                                                             (IN THOUSANDS)            (UNAUDITED)
Fixed Maturity Investments:
  Bonds:
     US Government and
       Agencies..................  $184,571    $182,506   $188,715    $193,007   $  109,560   $  117,820
     State, municipalities and
       political subdivisions....   258,775     261,614    202,386     209,605      173,940      183,752
     Mortgage-backed securities
       and other asset-backed
       securities................   260,849     261,955    311,562     316,795      401,964      411,504
     Corporate...................    56,607      56,795    130,159     133,339      363,648      368,957
                                   --------    --------   --------    --------   ----------   ----------
  Total Fixed Maturity
     Investments.................   760,802     762,870    832,822     852,746    1,049,112    1,082,033
                                   --------    --------   --------    --------   ----------   ----------
Equity Investments...............    55,334      67,230     66,520      89,080        3,159        3,159
                                   --------    --------   --------    --------   ----------   ----------
  Total..........................  $816,136    $830,100   $899,342    $941,826   $1,052,271   $1,085,192
                                   ========    ========   ========    ========   ==========   ==========

     In July 1998, the Company liquidated its equity portfolio as part of a medium term portfolio strategy that the Company believes will increase investment yield. Following liquidation, the proceeds were reinvested in fixed income securities.

     The investment portfolio of fixed maturity investments consists primarily of intermediate-term, investment-grade securities along with a modest allocation to below investment-grade (i.e. high yield) fixed maturity investments not to exceed 7.5% of invested assets. The Company's investment policy provides that all security purchases be limited to rated securities or unrated securities approved by the Investment Committee.

     The table below contains additional information concerning the investment ratings of the fixed maturity investments at September 30, 1998:

                                                                                       PERCENTAGE OF
             S&P RATING OF INVESTMENT(1)               AMORTIZED COST    FAIR VALUE     FAIR VALUE
             ---------------------------               --------------    ----------    -------------
                                                                      (IN THOUSANDS)
AAA (including US Government and Agencies)...........    $  622,979      $  649,829         60.1%
AA...................................................        59,481          61,880          5.7
A....................................................       228,304         235,304         21.7
BBB..................................................        87,258          89,992          8.3
Other Ratings........................................        50,272          44,305          4.1
Not Rated............................................           818             723          0.1
                                                         ----------      ----------        -----
          Total......................................    $1,049,112      $1,082,033        100.0%
                                                         ==========      ==========        =====

---------------
(1) The ratings set forth above are based on the ratings, if any, assigned by Standard & Poor's Rating Services ("S&P"). If S&P's ratings were unavailable, the equivalent ratings supplied by another nationally recognized ratings agency were used.

     The following table sets forth certain information concerning the maturities of fixed maturity investments in the investment portfolio as of September 30, 1998, by contractual maturity:

                                                                                       PERCENTAGE OF
               MATURITY OF INVESTMENT                  AMORTIZED COST    FAIR VALUE     FAIR VALUE
               ----------------------                  --------------    ----------    -------------
                                                                      (IN THOUSANDS)
Due one year or less.................................    $   24,179      $   24,328          2.2%
Due after one year through five years................       102,396         103,858          9.6
Due after five years through ten years...............       168,043         174,524         16.1
Due after ten years..................................       352,530         367,819         34.0
Mortgage-backed and other asset-backed securities....       401,964         411,504         38.1
                                                         ----------      ----------        -----
          Totals.....................................    $1,049,112      $1,082,033        100.0%
                                                         ==========      ==========        =====

     The average effective maturity and the effective duration of the securities in the fixed maturity portfolio (excluding short-term investments) as of September 30, 1998, was 10.3 years and 6.5 years, respectively.

     The table below provides information about the Company's fixed maturity investments, showing principal amounts and the average yield applicable thereto by expected maturity date and type of investment:

                                              EXPECTED MATURITY DATE
                           ------------------------------------------------------------     TOTAL        FAIR VALUE
                                                  (IN THOUSANDS)                          PRINCIPAL         AS OF
                            1998      1999      2000      2001      2002     THEREAFTER    AMOUNTS    DECEMBER 31, 1997
                           -------   -------   -------   -------   -------   ----------   ---------   -----------------
Government & Agency......  $    --   $23,005   $ 9,770   $25,101   $38,800    $ 92,835    $189,511        $193,007
  -- Average Yield.......       --      6.21%     5.96%     6.44%     5.76%       6.35%       6.19%
Corporate................  $ 7,150   $10,563   $    --   $ 6,000   $    --    $111,000    $134,713        $133,339
  -- Average Yield.......     6.36%     6.73%       --      8.00%       --        6.80%       6.83%
Mortgage-Backed..........  $11,652   $16,396   $42,835   $19,154   $13,638    $169,841    $273,516        $278,574
  -- Average Yield.......     8.15%     7.37%     7.17%     6.92%     6.77%       7.09%       7.14%
Asset-Backed.............  $    --   $    --   $ 1,906   $ 9,500   $ 4,853    $ 21,601    $ 37,860        $ 38,221
  -- Average Yield.......       --        --      6.98%     6.75%     7.30%       7.06%       7.01%
Municipal................  $   500   $    --   $    --   $12,980   $ 8,045    $171,140    $192,665        $209,605
  -- Average Yield.......     3.89%       --        --      5.04%     5.14%       5.12%       5.11%
                           -------   -------   -------   -------   -------    --------    --------        --------
TOTALS...................  $19,302   $49,964   $54,511   $72,735   $65,336    $566,417    $828,265        $852,746

     The mortgage-backed portfolio represents approximately 30% of the total fixed income portfolio, and is allocated equally across "standard" and "more complex" securities, while the asset-backed portfolio represents approximately 6% of the total fixed income portfolio.

     Standard, mortgage-backed securities are issued on and collateralized by an underlying pool of single-family home mortgages. Principal and interest payments from the underlying pool are distributed pro rata to the security holders. More complex mortgage-backed security structures prioritize the distribution of interest and principal payments to different classes of securities which are backed by the same underlying collateral mortgages. Regardless of structure, mortgage-backed securities involve the same risks associated with all fixed income investments: interest rate risk, reinvestment rate risk, and default or credit risk. In addition, mortgage-backed securities also possess prepayment risk, which is the risk that a security's originally scheduled interest and principal payments will differ considerably due to changes in the level of interest rates. In a standard pass-through mortgage-backed security, the inherent risks are identical across all security holders, but as mortgage-backed security structures become more complex the risk is spread unevenly across the different securities issued on the same underlying pool of mortgages. This results in securities having dramatically different credit and/or prepayment characteristics even though the securities are issued from the same underlying collateral. The Company takes advantage of this "structural" risk by purchasing those mortgage-backed securities which, due to this uneven spread of risk, possess enhanced credit and/or stable prepayment characteristics.

     "Other asset backed securities" are classified similarly to mortgage-backed securities as these types of securities also involve prepayment risk. Assets other than traditional home mortgages are used to collateralize these types of securities. Examples include securities backed by home equity loans, lease receivables, high yield bonds, credit card receivables, and auto loan receivables. The Company only purchases those securities structured to enhance credit quality and/or provide prepayment stability. The Company continues to use and adopt financial modeling techniques to monitor and manage the risks associated with its fixed income portfolio holdings.

     Short-term investments are composed of "AAA-rated" and "AA-rated" money market instruments and money market mutual funds.

     Asset and liability matching is an important part of the Company's portfolio management process. The Company utilizes financial modeling and scenario analysis to monitor closely the effective modified duration of both assets and liabilities in order to minimize any "gapping" or "mismatching" issues with respect to the balance sheet. Any adjustments to portfolio strategy indicated from such analysis are made to reflect emerging liability pay-out trends, significant changes in financial markets, and the Company's changing business. Effective asset/liability management has resulted in the Company's ability to consistently pay claims from operating funds without disrupting the Company's long-term investment strategy.

COMPETITION

     The physician professional liability insurance market in the United States is highly competitive. According to A.M. Best, in 1996 there were 357 companies nationally that wrote medical professional liability insurance and 112 companies licensed in New Jersey. In New Jersey, where approximately 54% of the Company's 1998 premiums were written for the nine months ended September 30, 1998, the Company's principal competitor is Princeton Insurance Companies. In New Jersey and other states, the Company's principal competitors include CNA Insurance Group, Frontier Insurance Group, Inc., PHICO Insurance Company and St. Paul Companies. These companies rank among the top 20 medical malpractice insurers nationally and are actively engaged in soliciting insureds in the states in which the Company writes insurance. In addition, as the Company expands into new states, it may face strong competition from local carriers that are closely focused on narrow geographic markets. The Company expects to encounter such competition from doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans. Many of the Company's current and potential competitors may have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. Several insurance companies that have greater financial resources than the company have started to write medical malpractice insurance in New Jersey. The Company believes that the principal competitive factors, in addition to pricing, include financial stability and A.M. Best ratings, breadth and flexibility of coverage, and the quality and level of services provided.

     The hospital professional liability insurance market is also extremely competitive. Most of the Company's principal insurance company competitors for physicians and medical groups also now actively compete in the hospital professional liability insurance market. Moreover, the Company's primary competitor in New Jersey was founded to provide professional liability coverage to hospitals, while the Company traditionally served the individual physician market. The Company also believes that the number of health care entities that insure their affiliated physicians through self-insurance may rise.

     The Company plans to compete by diversifying its products, expanding geographically, extending its distribution channels, and differentiating itself through superior claims, risk management, and customer services. All markets in which the Company now writes insurance and in which it expects to enter have certain competitors with substantially greater financial and operating resources than the Company. See "Risk Factors -- Competition."

REGULATION

     The Exchange, MIIX Insurance, LP&C and MIIX New York are each subject to supervisory regulation by their respective states of incorporation, commonly called the state of domicile. The Exchange and MIIX Insurance are domiciled in New Jersey, LP&C is domiciled in Virginia and MIIX New York is domiciled in New York. Therefore, the laws and regulations of these states, including the tort liability laws and the laws relating to professional liability exposures and reports, have the most significant impact on the operations of the combined company.


     Holding Company Regulation. As part of a holding company system, the Exchange, MIIX Insurance, LP&C and MIIX New York are subject to the Insurance Holding Company Systems Acts (the "Holding Company Act") of their domiciliary states. The Holding Company Act requires the domestic company to file information periodically with the state insurance department and other state regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Certain transactions between an insurance company and its affiliates, including sales, loans or investments, are deemed "material" and require prior approval by New Jersey, Virginia and/or New York insurance regulators. In New Jersey and Virginia, transactions with affiliates involving loans, sales, purchases, exchanges, extensions of credit, investments, guarantees, or other contingent obligations which within any 12 month period aggregate at least 3% of the insurance company's admitted assets or 25% of its capital and surplus, whichever is greater, require prior approval. In New York, such transactions which within any 12 month period aggregate to more than 1% of the insurance company's admitted assets as of the end of such company's last fiscal year require the prior approval of the New York Insurance Department. Prior approval is also required for all management agreements, service contracts, and cost-sharing arrangements between affiliates. Certain reinsurance agreements or modifications also require prior approval.


     Certain other material transactions, not involving affiliates, must be reported to the domiciliary regulatory agency within 15 days after the end of the calendar month in which the transaction occurred (in contrast to prior approval). These transactions include acquisitions and dispositions of assets that are nonrecurring, are not in the ordinary course of business, and exceed 5% of the Company's admitted assets. Similarly, nonrenewals, cancellations, or revisions of ceded reinsurance agreements, which affect statutorily established percentages of the Company's business, are also subject to disclosure.

     The Holding Company Act also provides that the acquisition or change of "control" of a domestic insurance company or of any person or entity that controls such an insurance company cannot be consummated without prior regulatory approval. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of the insurance company or of a person or entity that controls the insurance company, such as The MIIX Group. A person or entity seeking to acquire "control," directly or indirectly, of the Company would generally be required to file an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval.

     Regulation of Dividends from Insurance Subsidiaries. The Holding Company Act of the State of New Jersey will limit the ability of MIIX Insurance to pay dividends to The MIIX Group. Without prior notice to and approval of the Commissioner, MIIX Insurance may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value together with other dividends or distributions made within the preceding 12 months exceeds the greater of such subsidiary's statutory net income of the preceding calendar year or 10% of statutory surplus as of the preceding December 31. The law further requires that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. New Jersey permits the payment of dividends only out of statutory earned (unassigned) surplus unless the payment out of other funds is approved by the Commissioner. In addition, a New Jersey insurance company is required to give the New Jersey Department notice of any dividend after declaration, but prior to payment.

     The other United States domiciled Insurance Subsidiaries will be subject to similar provisions and restrictions under the Holding Company Acts of other states.

     Insurance Company Regulation. The Company is subject to the insurance laws and regulations in each state in which it is licensed to do business. The Company is licensed in 31 states and the District of Columbia. In three of such states, the license currently does not include the authority to write medical malpractice insurance. In addition, in seven of such states, the Company is in the process of the rate, rule and form filings necessary in order to write medical malpractice policies in such states. The extent of regulation varies by state, but such regulation usually includes: (i) regulating premium rates and policy forms; (ii) setting minimum capital and surplus requirements; (iii) regulating guaranty fund assessments; (iv) licensing companies and agents; (v) approving accounting methods and methods of setting statutory loss and expense reserves; (vi) setting requirements for and limiting the types and amounts of investments; (vii) establishing requirements for the filing of annual statements and other financial reports; (viii) conducting periodic statutory examinations of the affairs of insurance companies; (ix) approving proposed changes of control; and (x) limiting the amounts of dividends that may be paid without prior regulatory approval. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

     Insurance Guaranty Associations. Most states, including New Jersey and Virginia, require admitted property and casualty insurers to become members of insolvency funds or associations that generally protect policyholders against the insolvency of such insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary by state, and are usually between 1% and 2% of annual premiums written by a member in that state during the preceding year. New Jersey and Virginia, the states in which the Exchange and LP&C are respectively domiciled, and Texas, Pennsylvania, Maryland, Kentucky, states in which the Company has significant business, permit a maximum assessment of 2%. Ohio permits a maximum assessment of 1.5%. New Jersey permits recoupment of guaranty fund payments through future policy surcharges. Virginia and Texas permit premium tax reductions as a means of recouping guaranty fund payments. Most other states permit recoupment through future rate increases.

     Examination of Insurance Companies. Every insurance company is subject to a periodic financial examination under the authority of the insurance commissioner of its state of domicile. Any other state interested in participating in a periodic examination may do so. The last completed periodic financial examination of the Exchange, based on December 31, 1993 financial statements, was completed on March 5, 1995, and a report was issued on June 21, 1995. The Exchange currently is undergoing another periodic examination that began on November 24, 1997. The last periodic financial examination of LP&C, based on December 31, 1996 financial statements, was completed on April 25, 1997, and a report was issued on August 4, 1997. Various states also conduct "market conduct examinations" which are unscheduled examinations designed to monitor the compliance with state laws and regulations concerning the filing of rates and forms and company operations in general. The Company has not undergone a market conduct examination.

     Risk-Based Capital. In addition to state-imposed insurance laws and regulations, insurers are subject to the general statutory accounting practices and the reporting format of the National Association of Insurance Commissioners (the "NAIC"). The NAIC's methodology for assessing the adequacy of statutory surplus of property and casualty insurers includes a risk-based capital ("RBC") formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for different levels of regulatory attention depending on the ratio of an insurance company's total adjusted capital to its "authorized control level" of RBC. At December 31, 1997, the Exchange's RBC was 2.75 times greater than the threshold requiring the least regulatory attention. At December 31, 1997, LP&C's RBC was 17.05 times greater than the threshold requiring the least regulatory attention.

     NAIC-IRIS Ratios. The NAIC Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 12 ratios for the property and casualty insurance industry and specifies a range of "usual values" for each ratio. Departure from the "usual value" range on four or more ratios may lead to increased regulatory oversight from individual state insurance commissioners. In 1997 LP&C had two ratios (change in net writings and change in surplus) outside the usual value range, which were triggered from a zero prior year basis since LP&C was acquired in 1996. In 1996 the Exchange had one ratio (investment yield ratio) fall outside of the usual range, which resulted from the lower pre-tax yields provided by the tax exempt securities in its investment portfolio. The Exchange also had one ratio (estimated current reserve deficiency to surplus) fall outside of the usual range in 1995. This occurred primarily as a result of a reduction in the cost of reinsurance protection in 1995 relative to 1994 and 1993, which increased net premiums but did not result in an increase in net loss reserves.

     Regulation of Investments. The Insurance Subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of such non-qualifying investments over specified time periods unless otherwise permitted by the state insurance authority under certain conditions. The Company did not have any non-qualifying investments in 1997.

     Prior Approval of Rates and Policies. Pursuant to the New Jersey Insurance Code, a domestic insurer must submit policies and endorsements to the Commissioner for prior approval, but rating plans and rates are not subject to review until 30 days after use. Virginia law requires LP&C to submit rating plans, rates, policies, and endorsements to regulators for prior approval. The possibility exists that the Company may be unable to implement desired rates, policies, endorsements, forms, or manuals if such items are not approved by the applicable regulatory authorities. See "Risk Factors -- Regulatory and Related Matters." In the past, all of the Company's rate applications have been approved in the normal course of review. In most other states, policy forms usually are subject to prior approval by the regulatory agency while rates usually are "file and use."

     Medical Malpractice Tort Reform. Major revisions to New Jersey's statutory scheme governing medical malpractice took effect in 1995. These revisions included raising joint and several liability standards, requiring certificates of merit, eliminating strict liability of health care providers due to defective products used in their practices, and capping punitive damages at the greater of five times compensatory damages or $350,000. These changes are bringing stability to the medical malpractice insurance business in New Jersey by making it more feasible for insurers to assess certain risks. Legislation passed in 1996 in Pennsylvania provides, among other things, that plaintiffs must prove causation in informed consent cases, that punitive damages assessed against individual defendants be capped at twice the compensatory damages, and that the Pennsylvania Medical Professional Liability Catastrophe Loss Fund (the "Cat Fund") be responsible for delay damages and post-judgment interest. Texas tort reform applicable to cases accruing on or after September 1, 1996, bars plaintiffs from recovery if their own negligence is more than 50% responsible for their injuries, while defendants shall be jointly and severally liable only if found to be more than 50% responsible. Exemplary damages shall not exceed the greater of $200,000, or two times the economic damage plus the non-economic damage, not to exceed $750,000.

     Medical Malpractice Reports. The Exchange and LP&C principally write medical malpractice insurance and additional requirements are placed upon them to report detailed information with regard to settlements or judgments against their insureds. In addition, the Company is required to report to state regulatory agencies or the National Practitioners Data Bank payments, claims closed without payments, and actions by the Company, such as terminations or surcharges, with respect to its insureds. Penalties may attach if the Company fails to report to either the state agency or the National Practitioners Data Bank.

     Catastrophe Funds. In two states in which the Company writes insurance, its liability is capped at a level below the Company's typical policyholder limits of coverage. Pennsylvania's Cat Fund provides coverage for medical malpractice claims exceeding $400,000 per claim and $1.2 million aggregate per year. The Cat Fund coverage is limited to $800,000 per claim and $2.4 million in the aggregate. Similarly, physicians in Indiana are required to purchase insurance limits of $250,000 per claim and $750,000 in the aggregate. The Indiana Patient Compensation Fund provides an additional $1 million of coverage per claim for an insured. A plaintiff's maximum total recovery for medical malpractice causing injury or death is $1.25 million in Indiana.

A.M. BEST RATINGS

     In 1997 A.M. Best, which rates insurance companies based on factors of concern to policyholders, rated the Company "A (Excellent)" for the third consecutive year and reaffirmed the rating in March of 1998. This is the third highest rating of 16 ratings that A.M. Best assigns. The Company earned its first rating, a "B+," in 1992 and achieved an "A" rating by 1995.

     A.M. Best publications indicate that the "A" rating is assigned to those companies that in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage, and liquidity; its book of business; the adequacy and soundness of its reinsurance; the quality and estimated market value of its assets; the adequacy of its loss reserves and surplus; its capital structure; the experience and competence of its management; and its market presence. See "Risk Factors -- A.M. Best Ratings."

EMPLOYEES

     The Company employs 220 persons. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

     The Company leases 49,000 square feet of space from the Medical Society in Lawrenceville, New Jersey, where its home office and Mid-Atlantic Region office are located. The Company also leases 28,000 square feet of space in a second Lawrenceville office building, where its Claim Department and a subsidiary are based. The Company's regional office facilities are located in rented office space in Indianapolis (5,000 square feet), Boston (3,670 square feet), Atlanta (4,190 square feet) and Dallas (5,000 square feet). The Company believes that its office space is adequate for its present needs and that it will be able to secure additional office space in the future if necessary. The Company is considering the purchase of its headquarters in Lawrenceville, New Jersey, which it currently leases from the Medical Society and has retained an independent appraisal firm to determine its fair market value.

LITIGATION

     The Company may be a party to litigation from time to time in the ordinary course of business. Except as described under "Risk Factors -- Challenge to the New Jersey Insurance Commissioner's Order," the Company is not currently a party to any litigation which may have a material adverse effect on the Company.

                              COMPARISON OF RIGHTS

     Members of the Exchange, a reciprocal insurer, have certain rights as members which are described herein as "Membership Interests." Membership Interests consist of the rights arising under the Rules and Regulations of the Exchange (the "Rules and Regulations") or under law. Upon consummation of the Reorganization, Membership Interests will be extinguished, and Distributees will become stockholders of The MIIX Group or will receive cash. Holders of Common Stock will have certain rights under the Certificate of Incorporation and By-laws of The MIIX Group and under Delaware law.

     The following is a comparison of certain rights of Members of the Exchange and holders of Common Stock. This comparison is not intended to be complete and is qualified in its entirety by reference to the Rules and Regulations of the Exchange, copies of which will be sent to Members upon request, and by reference to the Certificate of Incorporation and By-laws of The MIIX Group, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

LIQUIDITY/MARKETABILITY

     A Membership Interest is not transferable and terminates when the coverage period or certificate period of the member under the policy issued by the Exchange terminates by expiration of time, cancellation or otherwise. The MIIX Group intends to list the Common Stock on the NYSE under the symbol "MHU." As a result, The MIIX Group anticipates that there will be a public market for the shares of Common Stock.

DISTRIBUTIONS

     If the Board of Governors, in its reasonable discretion, determines that the surplus of the Exchange is adequate to meet estimated operating requirements and provide protection for members and that there is additional surplus available for distribution to members, the Board of Governors may distribute all or a portion of this additional surplus to members. Each member's share of such distribution is determined by the Board of Governors in its reasonable discretion. When a person ceases to be a member, such person loses rights to future dividends or other distributions.

     There is no statute describing how assets would be distributed upon a liquidation of the Exchange.

     After the Reorganization holders of Common Stock will be entitled to participate equally in dividends if, as and when declared by The MIIX Group Board, and in the distribution of assets in the event of dissolution, subject to the rights of holders of Preferred Stock, if any. See "Dividend Policy."

MEETINGS AND ACTIONS

     Any actions required to be taken by the members of the Exchange may be taken at a duly called annual or special meeting. Special meetings of the members may be called only by the Chairman of the Board of Governors and shall be called by him upon the written request of one-third of the total number of Governors and 20 members of the Exchange. The business transacted at any special meeting of the members is confined to matters specified in the notice of meeting. The Rules and Regulations contain an advance notice procedure with respect to the election of Governors. All nominations for elections of Governors must be filed with the Attorney-in-Fact at least 10 days before the election. If nominations are not so filed, the unanimous vote of the members represented in person or by proxy at the meeting shall be necessary to elect one not so nominated to the Board of Governors.

     Any action required or permitted to be taken by the stockholders of The MIIX Group must be taken by vote of the stockholders at a duly called annual or special meeting of stockholders and not by written consent. Special meetings of stockholders may be called only by the Chief Executive Officer (or, in the event of his or her absence or disability, by any Vice President) or the Chairman or Vice Chairman of the Board of Directors, and shall be called by any of them pursuant to a resolution adopted by a majority of the Board of Directors. The business transacted at any special meeting of stockholders is confined to matters specified in the notice of meeting. The MIIX Group By-laws establish an advance notice procedure with regard to the nomination by stockholders of candidates for election as directors and with regard to proposals of business to be brought before an annual meeting of stockholders of The MIIX Group. Notice as to any such stockholder nomination or other proposal must be received by The MIIX Group not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. In the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, however, the By-laws provide additional time for notice. In addition, such notice must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting as well as the name and address of the stockholder and the class and number of shares beneficially owned by the stockholder submitting the proposal.

VOTING

     Each member of the Exchange is entitled to one vote on all matters submitted to the members for action or approval. The Rules and Regulations generally require the affirmative vote of a majority of members to approve matters submitted to the members unless a higher vote is required by law or the Rules and Regulations. The Rules and Regulations may be amended by members of the Exchange upon the affirmative vote of two-thirds of the members represented in person or by proxy at a meeting.

     Holders of Common Stock are entitled to one vote per share on all matters with respect to which the holders of Common Stock are entitled to vote (including the election of directors) and, except as otherwise required by law or by the terms of any series of Preferred Stock, if any, the holders of Common Stock will possess all stockholder voting power. The Certificate of Incorporation of The MIIX Group provides that certain provisions thereof may not be amended without the affirmative vote of two-thirds of the outstanding stock entitled to vote in the election of directors. The By-laws may be amended by stockholders upon the affirmative vote of two-thirds or more of the combined voting power of The MIIX Group entitled to vote in the election of directors. There is no right of cumulative voting.

PREFERRED STOCK

     The Exchange is not authorized to issue preferred stock.

     The MIIX Group Board is authorized, subject to any limitations prescribed by law, without further action by stockholders, to issue up to 50,000,000 shares of Preferred Stock from time to time in one or more series and, with respect to each series, to determine the terms thereof, including the number of shares, dividend rates, redemption rights, conversion rights, voting rights and rights on liquidation. See "Description of Capital Stock -- Preferred Stock." Because The MIIX Group Board has the power to establish the preferences, powers and rights of each series, it may afford the holders of any particular series of Preferred Stock preferences, powers and rights (including dividend rights, voting powers and liquidation preferences) senior to the rights of the holders of Common Stock. No shares of Preferred Stock will be outstanding immediately following the Reorganization and the anticipated Public Offering, and The MIIX Group has no immediate plans to issue any series of Preferred Stock. The issuance of a series of Preferred Stock could, depending on the terms of such series, have the effect of discouraging, delaying or preventing a third party from acquiring or proposing to acquire a majority of the outstanding voting stock of The MIIX Group. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-law Provisions."

LIMITED LIABILITY

     The liability of a member is generally limited to the premiums paid under the current policy of insurance issued by the Exchange to such member, so long as the Exchange held a statutory minimum surplus at the time the related policy was issued. The liability of holders of Common Stock is generally limited to the value of the Common Stock held by the holder.

REMOVAL OF GOVERNORS/DIRECTORS

     The Exchange's Rules and Regulations are silent as to the removal of Governors. The MIIX Group's Certificate of Incorporation provides that directors can be removed from office only for cause by a majority of the voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

BUSINESS COMBINATIONS


     The Board of Governors has adopted, subject to member approval, an amendment to the Rules and Regulations of the Exchange which provides that the Board of Governors may dissolve the Exchange with the affirmative vote of two-thirds of the votes cast at a duly called meeting of the members of the Exchange. The Rules and Regulations are silent with respect to business combinations such as mergers and consolidations.


     The Delaware General Corporation Law (the "DGCL") generally requires that a majority of the stockholders approve a merger or consolidation or the sale, lease or exchange of all or substantially all of a corporation's property and assets. The DGCL contains additional restrictions where such action or transaction is with, or proposed by or on behalf of, an "Interested Stockholder" (defined generally as a person owning 15% or more of The MIIX Group's outstanding voting stock). See "-- Anti-takeover Provisions" and "Description of Capital Stock -- Delaware Law and Certain Charter and Bylaw Provisions."

ANTI-TAKEOVER PROVISIONS

     The Board of Governors is divided into three classes of directors, serving staggered three-year terms. As a result, one-third of the Board of Governors is elected each year. This classified board provision could delay a majority of members who do not like the policies of the Board of Governors from replacing a majority of the Board of Governors for two years.

     The MIIX Group Board is divided into three classes of directors, serving staggered terms expiring in 1999, 2000 and 2001 and thereafter three-year terms. The classified board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of The MIIX Group. The Certificate of Incorporation and By-laws of The MIIX Group also contain certain provisions that may delay, defer or prevent a change of control of The MIIX Group and make removal of management more difficult. These provisions are intended to (i) enhance the likelihood of continuity and stability in the composition of The MIIX Group Board and in the policies formulated by The MIIX Group Board, (ii) discourage certain types of transactions which may involve an actual or threatened change of control of The MIIX Group, (iii) reduce the vulnerability of The MIIX Group to an unsolicited proposal for a takeover that does not contemplate the acquisition of all its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of The MIIX Group, and (iv) discourage certain tactics that may be used in proxy fights.

     In addition, the issuance of shares of Preferred Stock by The MIIX Group (or the issuance of rights to purchase such shares) could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Also, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock.

     The MIIX Group is a Delaware corporation and is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prevents an Interested Stockholder from engaging in a "business combination" (as defined in Section
203) with The MIIX Group for three years following the date that person became an interested stockholder, subject to certain exceptions.

     The provisions described in "-- Meetings and Actions" and "-- Removal of Governors/Directors," together with the ability of The MIIX Group Board to authorize the issuance of Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control of The MIIX Group by the holder of a large block of Common Stock. These provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if a majority of the stockholders might consider such event to be in their best interest. See "Description of Capital
Stock -- Delaware Law and Certain Charter and By-law Provisions."

ACTION BY WRITTEN CONSENT

     The Rules and Regulations do not state whether members of the Exchange may act by written consent. Effective as of the time that the Common Stock is registered pursuant to the Exchange Act, the Certificate of Incorporation and the By-laws of The MIIX Group will prohibit stockholders from acting by written consent.

MISCELLANEOUS

     Neither Membership Interests in the Exchange nor Common Stock entitle their holders to any preemptive rights, conversion rights or redemption rights.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the individuals who currently serve as directors of The MIIX Group. The officers set forth below are all officers of the Attorney-in-Fact. The MIIX Group has only three executive officers, Messrs. Goldberg, Koreyva and Hudson.

NAME                                                              POSITION                      CLASS
----                                                              --------                      -----
Daniel Goldberg..............................  President, Chief Executive Officer and Director   III
Joseph J. Hudson.............................  Executive Vice President, Marketing and           N/A
                                               Business Development
Kenneth Koreyva..............................  Executive Vice President, Chief Financial         N/A
                                               Officer and Treasurer
Richard J. Gergasko..........................  Vice President, Underwriting and Actuarial        N/A
                                               Services
Lisa Kramer..................................  Vice President, Claims                            N/A
Angelo S. Agro, M.D. ........................  Director                                            I
Hillel M. Ben-Asher, M.D. ...................  Director                                            I
Harry M. Carnes, M.D. .......................  Director                                            I
Andrew Coronato, M.D. .......................  Director                                            I
Palma E. Formica, M.D. ......................  Director                                           II
John S. Garra, M.D. .........................  Director                                           II
Paul J. Hirsch, M.D. ........................  Director                                           II
Louis L. Keeler, M.D. .......................  Director                                           II
Henry R. Liss, M.D. .........................  Director                                            I
Arganey Lucas, Jr., M.D. ....................  Director                                            I
S. Stuart Mally, M.D. .......................  Director                                            I
Vincent A. Maressa, Esq. ....................  Director                                           II
Murray N. Matez, D.O. .......................  Director                                            I
Robert S. Maurer, D.O. ......................  Director                                          III
A. Richard Miskoff, D.O. ....................  Director                                          III
Charles J. Moloney, M.D. ....................  Director                                          III
Eileen Marie Moynihan, M.D. .................  Director                                          III
Fred M. Palace, M.D. ........................  Director                                            I
John J. Pastore, M.D. .......................  Director                                           II
Pascal A. Pironti, M.D. .....................  Director                                           II
Carl Restivo, Jr., M.D. .....................  Director                                           II
Joseph A. Riggs, M.D. .......................  Director                                            I
Bernard Robins, M.D. ........................  Director                                          III
Herman M. Robinson, M.D. ....................  Director                                           II
Gabriel F. Sciallis, M.D. ...................  Director                                          III
Benjamin I. Smolenski, M.D. .................  Director                                           II
Martin L. Sorger, M.D. ......................  Director                                          III
Bessie M. Sullivan, M.D. ....................  Director                                          III
Harvey P. Yeager, M.D. ......................  Director                                          III

     The MIIX Group's Certificate of Incorporation provides for a Board of Directors consisting of at least nine but not more than thirty-five directors. At each succeeding Annual Meeting of stockholders following such initial classification and election, the respective successors of each class shall be elected for three-year terms.

     At a meeting held on September 16, 1998, The MIIX Group Board approved a proposal to reduce the size of The MIIX Group Board to approximately 12 to 13 members comprised of ten current members, including Mr. Goldberg, and two to three new members. This reduction would take place over three years. The MIIX Group Board requested that a transition committee develop a detailed plan for the implementation of this proposal.

     Daniel Goldberg, 51, Director, President and Chief Executive Officer of the Attorney-in-Fact, has served in each of these capacities since 1990. Mr. Goldberg is a member of the Board of Directors of ACCRA Holdings Corp. and American Fidelity & Liberty Insurance Company. He is a member of the Academy of Hospital Attorneys.

     Joseph J. Hudson, 58, Executive Vice President, Marketing and Business Development has served as Vice President of Marketing and Business Development of the Attorney-in-Fact since 1994. Prior to that, he was a Vice President at Alexander & Alexander, Inc. He is a member of the American Society of Hospital Risk Managers, the Professional Liability Underwriting Society and the Society of Chartered Property and Casualty Underwriters.

     Kenneth Koreyva, 43, Executive Vice President, Chief Financial Officer and Treasurer has served as Vice President, Chief Financial Officer and Treasurer of the Attorney-in-Fact since 1997. From 1991 until 1997, he served as Vice President in various capacities. Prior to that, he was a partner with the accounting firm of Coopers & Lybrand. He is a member of the American Institute of Certified Public Accountants.

     Richard J. Gergasko, 40, Vice President, Underwriting and Actuarial Services of the Attorney-in-Fact, has served in this capacity since December 1998. From 1995 to 1998, he was Vice President of Underwriting with American International Group, Inc. From 1992 to 1994 he provided actuarial consulting services with MBA Incorporated. He is a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

     Lisa Kramer, 53, Vice President, Claims of the Attorney-in-Fact, has served in this capacity since 1990. She is a member of the American Bar Association, the International Association of Defense Counsel and the Philadelphia Bar Association.

     Angelo S. Agro, M.D., 49, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He is a physician certified by the American Board of Otolaryngology. Dr. Agro has practiced in Voorhees, New Jersey, for more than five years with Professional Otolaryngology Associates. He is a member of the American Academy of Otolaryngology, the American Medical Association, the American College of Surgeons, and the Medical Society of New Jersey. Dr. Agro is a trustee of Camden County College and Secretary of the Board.

     Hillel M. Ben-Asher, M.D., 67, Director, has been Chairman of the Board of Governors of the Exchange since 1988 and a member of the Board of Governors since 1977. He has been a board-certified physician in Morristown, New Jersey, for more than five years with Blair Medical Associates. Dr. Ben-Asher is a Fellow of the American College of Physicians and a member of the American Medical Association, the American Society of Internal Medicine, and the New Jersey Society of Internal Medicine.

     Harry M. Carnes, M.D., 66, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1989. He has been a physician in Audubon, New Jersey, for more than five years. Dr. Carnes is a member of the American Academy of Family Practice, the Camden City Medical Society, and the Medical Society of New Jersey.

     Andrew Coronato, M.D., 58, Director, has been a member of the Board of Governors of the Exchange since 1991. He has been a board-certified physician in Westfield, New Jersey, for more than five years with Medical Diagnostic Associates, P.A. Dr. Coronato is a Fellow of the American College of Gastroenterology and American College of Physicians. He is a member of the American Gastroenterologic Association and the Medical Society of New Jersey.

     Palma E. Formica, M.D., 70, Director, has been Secretary/Treasurer of the Board of Directors of the Attorney-in-Fact since 1982. She has been a board-certified physician in New Brunswick, New Jersey, for more than five years with St. Peter's Medical Center and a Professor of Clinical Family Medicine at the University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. Dr. Formica is a member of the Academy of Medicine of New Jersey, the American Academy of Family Physicians, the American College of Physician Executives, the American Medical Association, the American Medical Political Action Committee, the Medical Society of New Jersey, the Middlesex County Medical Society, the New Jersey Academy of Family Physicians, and the Organization of Medical Society Presidents.

     John S. Garra, M.D., 58, Director, has been a member of the Board of Governors of the Exchange since 1992. He has been a board-certified physician in Collingswood, New Jersey, for more than five years. Dr. Garra is a member of the American College of Obstetricians and Gynecologists, the American College of Surgeons, the American Fertility Society, the Medical Society of New Jersey, and the New Jersey Society of Surgeons.

     Paul J. Hirsch, M.D., 61, Director, has been Vice Chair of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified physician in Bridgewater, New Jersey, for more than five years with BioSport Orthopedics & Sports Medicine. Dr. Hirsch is a member of the American Academy of Orthopedic Surgeons, the American Orthopaedic Association, the American College of Surgeons, the Arthroscopy Association of North America, the American Medical Association, and the Medical Society of New Jersey. He currently serves on the Boards of Trustees for Raritan Valley Community College, the Journal of Bone and Joint Surgery and the Academy of Medicine of New Jersey. Dr. Hirsch is a clinical professor of orthopedic surgery at Seton Hall School of Graduate Medical Education.

     Louis L. Keeler, M.D., 66, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1994. He has been a board-certified physician in Haddon Heights, New Jersey, for over five years. Dr. Keeler is a member of the American Medical Association, the American Urological Association, and the Medical Society of New Jersey.

     Henry R. Liss, M.D., 73, Director, has been a member of the Board of Governors of the Exchange since 1977. He has been a board-certified physician in Summit, New Jersey, for more than five years as a neurosurgery consultant. Dr. Liss is a member of the American Association of Neurological Surgeons, the American Medical Association, the American Society of Military Surgeons, and the Congress of Neurosurgeons.

     Arganey Lucas, Jr., M.D., 71, Director, has been a member of the Board of Governors of the Exchange since 1987. He is a retired board-certified anesthesiologist. Dr. Lucas is a member of the Academy of Medicine, the American Medical Association, the American Society of Anesthesiologists, the Medical Society of New Jersey, the National Medical Association, the New Jersey State Society of Anesthesiologists, the North Jersey Medical Society, and the Morris County Medical Society.

     S. Stuart Mally, M.D., 72, Director, has been a member of the Board of Governors of the Exchange since 1990. He has been a board-certified physician in Atlantic City, New Jersey, for more than five years. Dr. Mally is a governor of the American College of Surgeons and a member of the Medical Society of New Jersey and the Society of Surgeons of New Jersey. Dr. Mally is a former President of the New Jersey Society of Surgeons and the New Jersey Chapter, American College of Surgeons.

     Vincent A. Maressa, Esq., 56, Director, has been Chairman of the Board of Directors of the Attorney-in-Fact since 1990 and a member of the Board of Directors of the Attorney-in-Fact since 1977. He has been the Executive Director and General Counsel of the Medical Society of New Jersey since 1973. Mr. Maressa is a member of the American Bar Association, the American Society of Medical Executives, and the Mercer County Bar Association.

     Murray N. Matez, D.O., 71, Director, has been Secretary of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Camden, New Jersey, for more than five years. Dr. Matez has been a physician at Lourdes Medical Associates, P.A. since 1996. Prior to that, Dr. Matez was a solo practitioner. He is a member of the American College of Osteopathic Family Physicians, the American Osteopathic Association, the Camden County Society of Osteopathic Physicians and Surgeons and the New

Jersey Chapter of American College of Osteopathic Family Physicians. Dr. Matez is also a member and a former President of the New Jersey Association of Osteopathic Physicians and Surgeons.

     Robert S. Maurer, D.O., 65, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1977. He has been a board-certified physician in Stratford, New Jersey, for more than five years. Dr. Maurer has been an Associate Professor of Clinical Family Medicine at UMDNJ-SOM since 1992. He is a member of the American Osteopathic Association, the American Osteopathic College of Family Practitioners, the American Osteopathic College of Rheumatology, the Middlesex County Osteopathic Society, and the New Jersey Association of Osteopathic Surgeons and Physicians.

     A. Richard Miskoff, D.O., 57, Director, has been a member of the Board of Governors of the Exchange since 1994. He has been a board-certified physician in Edison, New Jersey, for more than five years. Dr. Miskoff is a member of the American Osteopathic Association, the American Society of Clinical Oncologists, the American Society of Hematology, and the New Jersey Association of Osteopathic Physicians.

     Charles J. Moloney, M.D., 64, Director, has been Assistant Secretary of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Moorestown, New Jersey, for more than five years. Dr. Moloney is a member of the American Academy of Pediatrics and the Medical Society of New Jersey.

     Eileen Marie Moynihan, M.D., 46, Director, has been a member of the Board of Governors of the Exchange since 1995. She has been a board-certified rheumatologist in Woodbury, New Jersey for more than five years. Dr. Moynihan has also been Medical Director of the Eastern District Office for XACT Medicare (Highmark Inc.) since 1988. She is a member of the Academy of Medicine of New Jersey, the American College of Rheumatology, the American Medical Association, the Camden County Medical Society and the New Jersey Rheumatism Association. Dr. Moynihan is also a member and treasurer of the Medical Society of New Jersey.

     Fred M. Palace, M.D., 63, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified radiologist in Morristown, New Jersey, for more than five years with Morris Imaging Assoc., P.A. Dr. Palace is a member of the Medical Society of New Jersey.

     John J. Pastore, M.D., 71, Director, has been a member of the Board of Governors of the Exchange since 1977. He has been a board-certified physician in Vineland, New Jersey, for more than five years. Dr. Pastore is a member of the American Academy of Family Physicians, the American Medical Association, the Geriatric Society, and the Medical Society of New Jersey.

     Pascal A. Pironti, M.D., 64, Director, has been a member of the Board of Governors of the Exchange since 1982. He has been a board-certified urologist in Summit, New Jersey, for more than five years. Dr. Pironti is a member of the American College of Surgeons, the American Medical Association, the American Urological Association, the Medical Society of New Jersey, and the Society of Clinical Urologists.

     Carl Restivo, Jr., M.D., 52, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1997. He has been a board-certified physician in Jersey City, New Jersey, for more than five years. Dr. Restivo is a Delegate for the New Jersey Chapter of the American Medical Association and a past president of the Arthritis Foundation. He is a past president of the Medical Society of New Jersey.

     Joseph A. Riggs, M.D., 65, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified physician in Haddon Heights, New Jersey, for more than five years. Dr. Riggs is a member of the American Medical Association, the Camden County Medical Society, the Medical Society of New Jersey, the New Jersey Obstetrics and Gynecology Society, and the American College of Obstetricians and Gynecologists.

     Bernard Robins, M.D., 70, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified physician in Tewksbury Township, New Jersey, for more than five years. Dr. Robins is a member of the Medical Society of New Jersey.

     Herman M. Robinson, M.D., 65, Director, has been a member of the Board of Directors of the Attorney-in-Fact since 1990. He has been a board-certified radiologist in Millburn, New Jersey, for more than five years. Dr. Robinson is a member of the American College of Radiology, the American Medical Association, the Medical Society of New Jersey, and the Radiology Society of New Jersey.

     Gabriel F. Sciallis, M.D., 54, Director, has been Assistant Secretary of the Board of Governors of the Exchange since 1979. He has been a board-certified physician in Mercerville, New Jersey, for more than five years. He is a member of the American Academy of Dermatology, the Dermatology Society of New Jersey, the Medical Society of New Jersey, and the Mercer County Medical Association.

     Benjamin I. Smolenski, M.D., 58, Director, has been Assistant Secretary of the Board of Governors of the Exchange since 1990. He has been a board-certified orthopedic surgeon in Mount Laurel, New Jersey, for more than five years with Smolenski Brill Hagren & Schwartz P.A. Dr. Smolenski is a member of the American Academy of Orthopedic Surgery, the American College of Surgeons, Eastern Orthopedic, the Medical Society of New Jersey, and the Philadelphia Orthopaedic Society.

     Martin L. Sorger, M.D., 64, Director, has been a member of the Board of Governors of the Exchange since 1979. He has been a board-certified orthopedic physician in Glen Ridge, New Jersey, and a member of the Montclair Orthopedic Group for more than five years. Dr. Sorger is a member of the Alumni Council Columbia Medical School, the American Academy of Orthopedic Surgeons, the American College of Surgeons and a former member of its Board of Councilors, and the American Medical Association. He is a former president of the New Jersey Orthopedic Society and a member of its executive committee.

     Bessie M. Sullivan, M.D., 57, Director, has been a member of the Board of Governors of the Exchange since 1992. She has been a board-certified physician in Edison, New Jersey, for more than five years with the Arthritis, Allergy & Immunology Center. Dr. Sullivan is a member of the American Medical Association, the American Rheumatism Association, the New Jersey Medical Society, and the Union City Medical Society.

     Harvey P. Yeager, M.D., 64, Director, has been a member of the Board of Governors of the Exchange since 1985. He has been a board-certified otolaryngologist-head and neck surgeon in West Orange, New Jersey, for more than five years. Dr. Yeager is a member of the American Academy of Otolaryngology, the American Society of Head and Neck Surgery and the Medical Society of New Jersey. He is a former president of the New Jersey Academy of Ophthalmology and Otolaryngology and a former member of the Board of Directors of Physicians Insurers Associates of American (PIAA).

COMMITTEES OF THE MIIX GROUP, INCORPORATED

     The MIIX Group Board has the following standing committees:

     Executive Committee. The Executive Committee has the authority to exercise all powers of The MIIX Group Board between meetings of The MIIX Group Board, except as provided by the Certificate of Incorporation or the By-laws of The MIIX Group, or by applicable law. The Executive Committee consists of four members, Messrs. Goldberg and Maressa, and Drs. Ben-Asher and Hirsch.

     Audit Committee. The Audit Committee meets periodically with the Company's management and independent auditors to discuss the scope of the annual audit, internal control, and financial reporting matters. The Company's independent auditors have direct access to the Audit Committee. The Audit Committee consists of three members, all of whom are independent directors. The members of the Audit Committee are Drs. Agro, Carnes and Sullivan.

     Compensation Committee. The Compensation Committee sets the compensation of the Company's directors and executive officers. The Compensation Committee has five members consisting of Mr. Maressa and Drs. Agro, Ben-Asher, Hirsch and Liss.

     Nominating Committee. The Nominating Committee recommends candidates to fill vacancies on The MIIX Group Board and also recommends candidates for membership on committees of The MIIX Group Board. The members of the Nominating Committee are Mr. Goldberg and Drs. Moynihan, Restivo and Sorger.

     Transition Committee. The Transition Committee deals with various aspects of the Company's conversion to a publicly held stock insurance company. The members of the Transition Committee are Messrs. Maressa and Goldberg, and Drs. Ben-Asher, Formica, Hirsch, Liss, Matez, Moloney, Palace, Restivo, Sciallis and Sorger.

     The MIIX Group Board may from time to time establish certain other committees to facilitate the management of The MIIX Group.

DIRECTOR COMPENSATION

     Following the Reorganization, directors will receive the following fees. The Chairman will receive an annual stipend of $35,000, the Vice-Chairman will receive an annual stipend of $20,000, the Secretary will receive an annual stipend of $20,000, the Chairman of the Audit Committee will receive an annual stipend of $25,000, the Chairman of any other committee will receive an annual stipend of $16,000, and other members of the Board will receive an annual stipend of $14,000. Board members will not receive travel expense reimbursement for meetings held in New Jersey.

     In 1991, the Company invested in a number of corporate owned life insurance policies insuring the lives of members of the Board of Governors, the Board of Directors of the Attorney-in-Fact and committee members of such Boards. The proceeds of such policies were payable to the Company. Under a separate Board Members Plan the beneficiaries of such members were entitled to death benefit payments from the Company over a ten-year period. On July 15, 1998, the Company terminated such Board Members Plan.

EXECUTIVE COMPENSATION

     The MIIX Group was organized as a Delaware corporation in October, 1997. Since its organization, it has not paid any cash compensation to its executive officers. The following Summary Compensation Table sets forth information concerning the compensation by the Company of (i) the Company's President and Chief Executive Officer and (ii) the five other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for the years ended December 31, 1997 and 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                     ALL OTHER
         NAME AND PRINCIPAL POSITION(S)           YEAR     SALARY     BONUS(1)    COMPENSATION(2)
         ------------------------------           ----    --------    --------    ---------------
Daniel Goldberg.................................  1998    $479,583(3) $    --        $106,793(4)
  President and Chief Executive Officer           1997     433,750(3)  76,000         113,132(4)
Joseph J. Hudson................................  1998     232,500         --          14,542(5)
  Executive Vice President, Marketing and         1997     200,000     33,000          13,117(5)
  Business Development
Kenneth Koreyva.................................  1998     258,667         --          15,661(6)
  Executive Vice President, Chief Financial       1997     225,000     49,500          17,113(6)
  Officer and Treasurer
Richard J. Gergasko(7)..........................  1998      83,846         --           2,068(8)
  Vice President, Underwriting and                1997          --         --              --
  Actuarial Services
Lisa Kramer.....................................  1998     225,000         --          16,235(9)
  Vice President, Claims                          1997     225,000     24,000          16,950(9)
Ronald Wade(10).................................  1998     188,370         --          11,128(11)
  Vice President, Western Region                  1997     179,400     26,000           7,750(11)

---------------
 (1) Bonuses for 1998 have not been determined. The Company expects to determine bonuses for 1998 in March 1999.

 (2) The value of certain perquisites or personal benefits is not included in the amounts disclosed because it did not exceed for any Named Executive Officer the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer.


 (3) Includes $78,750 of deferred compensation paid in each of 1997 and 1998.



 (4) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $10,429 and $3,840 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; $87,000 in premiums paid by the Company in each of 1997 and 1998 in respect of a supplemental executive retirement program; and $10,953 in respect of a Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under this Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Mr. Goldberg of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $10,953. See "Employment Agreements."



 (5) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $4,967 and $6,142 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; and $3,400 in respect of Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under such Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Mr. Hudson of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $3,400. See "Employment Agreements."



 (6) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $7,113 and $5,411 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; and $5,250 in respect of a Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under such Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Mr. Koreyva of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $5,250. See "Employment Agreements."


 (7) Mr. Gergasko was not employed by the Company in 1997.

 (8) Consists of supplemental health and disability insurance premiums.


 (9) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; $5,000 and $4,035 in supplemental health and disability insurance premiums in 1997 and 1998, respectively; and $7,200 in respect of a Split Dollar Life Insurance Agreement in each of 1997 and 1998. Under such Agreement, the Company did not pay any amount attributable to term life insurance coverage in 1997 or 1998, and the dollar value to Ms. Kramer of the remainder of the premiums paid by the Company during each of 1997 and 1998 is $7,200. See "Employment Agreements."


(10) Reported pursuant to Item 402(a)(3)(iii) of Regulation S-K.

(11) Represents 401(k) contributions of $4,750 and $5,000 in 1997 and 1998, respectively; and $3,000 and $6,128 in supplemental health insurance premiums in 1997 and 1998, respectively.

EMPLOYMENT AGREEMENTS

     Each of Messrs. Goldberg, Koreyva and Hudson is party to a separate employment agreement dated October 9, 1998 (each an "Employment Agreement") with The MIIX Group and the Attorney-in-Fact. Each Employment Agreement is for an initial three year term. Mr. Goldberg's Employment Agreement provides for an initial base salary of $430,000 per annum, Mr. Koreyva's Employment Agreement provides for an initial base salary of $275,000 per annum and Mr. Hudson's Employment Agreement provides for an initial base salary of $250,000 per annum. Bonuses are payable at the discretion of the Board of Directors of The MIIX Group. In the event of a termination of employment, severance pay including up to three years' salary (in the case of Mr. Goldberg) or two years' salary (in the case of Messrs. Koreyva and Hudson) is payable under certain circumstances. Under the terms of their respective Employment Agreements each of Messrs. Goldberg, Koreyva, and Hudson is entitled to the grant of stock options. Such stock options will be granted under The MIIX Group's Long Term Incentive Equity Plan (as described in more detail below) on or by the date of consummation of the anticipated Public Offering at an exercise price equal to the fair market value of the Common Stock as of the date of grant. Mr. Goldberg will be granted 175,000 options, Mr. Hudson will be granted 60,000 options and Mr. Koreyva will be granted 80,000 options. Twenty five percent of these options will vest upon grant and an additional twenty five percent will vest upon the first, second and third anniversaries of the date of grant. Under the terms of each Employment Agreement, Messrs. Goldberg, Koreyva and Hudson are permitted to participate in the stock purchase and loan agreements and the compensation plans described below.

     The Attorney-in-Fact is party to an employment agreement dated as of August 1, 1990, with Ms. Kramer. This is currently a year-to-year agreement. Ms. Kramer's current compensation under such agreement is $225,000 per annum. If Ms. Kramer's employment is terminated without cause, the Attorney-in-Fact is required to pay Ms. Kramer's salary and benefits through the end of the term of the Agreement, reduced by the amount of any compensation received by Ms. Kramer from other employment.

     The Attorney-in-Fact is party to an employment agreement dated as of November 1, 1997 with Mr. Wade. This agreement is for a two year term. Mr. Wade's base salary per annum under this agreement is $179,400. Additional compensation and bonuses are payable at the discretion of the Board of Directors of the Attorney-in-Fact. If Mr. Wade's employment is terminated without cause, the Attorney-in-Fact is required to pay Mr. Wade's salary and benefits for 12 months or, if earlier, until Mr. Wade obtains full-time employment with another employer. If Mr. Wade's employment is terminated prior to November 1, 1999, he is entitled to receive the greater of (i) the amount determined in accordance with the preceding sentence and (ii) his salary and benefits payable through November 1, 1999.

     The Attorney-in-Fact provides Mr. Goldberg with a supplemental executive retirement program through a Restricted Split Dollar Life Insurance Agreement and a related Collateral Assignment of Split-Dollared Policy dated September 12, 1996. Under the terms of these agreements, the Attorney-in-Fact is responsible for the payment of all premiums due under a life insurance policy on the life of Mr. Goldberg with a total face value of $1.4 million. The annual premium under such policy is $87,000. Mr. Goldberg owns such policy, but upon Mr. Goldberg's death, the Attorney-in-Fact is entitled to receive (i) if the Attorney-in-Fact or the Exchange has been declared insolvent, an amount equal to the lesser of the cash surrender value of the policy or the sum of the premiums paid by the Attorney-in-Fact, net of previous withdrawals or policy loans made to the Attorney-in-Fact, and if the Attorney-in-Fact and the Exchange have not been declared insolvent, zero (the "Insolvency Payment") and (ii) an amount equal to the proceeds of the policy less the sum of $900,000 and the Insolvency Payment. If the policy is paid under circumstances other than Mr. Goldberg's death, the

Attorney-in-Fact is entitled to receive the Insolvency Payment. Mr. Goldberg's Employment Agreement requires The MIIX Group to maintain this or an equally favorable arrangement on behalf of Mr. Goldberg.

     The Attorney-in-Fact is party to Split Dollar Life Insurance Agreements and related Collateral Assignments of Split-Dollared Policy with each of Mr. Goldberg, Mr. Hudson, Mr. Koreyva and Ms. Kramer. Under the terms of such agreements, the Named Executive Officer owns a life insurance policy, and the Attorney-in-Fact and the applicable Named Executive Officer share the cost of such policy's premiums. Upon payment of the proceeds or cash value of each such policy, the Attorney-in-Fact is entitled to receive the excess of such proceeds or cash value over the greater of (i) the excess of the proceeds or cash value of the policy over the sum of total premiums paid by the Attorney-in-Fact, or
(ii) the sum of the applicable Named Executive Officer's premium payments, plus interest at 5% per annum, compounded annually on the anniversary date of the applicable policy.

STOCK PURCHASE AND LOAN AGREEMENTS

     The MIIX Group is party to separate Stock Purchase and Loan Agreements with each of Messrs. Goldberg, Koreyva and Hudson (the "Stock Purchase and Loan Agreements"). The purpose of the Stock Purchase and Loan Agreements is to align more closely the interests of such officers with the interests of The MIIX Group's stockholders. Pursuant to such agreements, upon the closing of the anticipated Public Offering, The MIIX Group will loan $1,290,000 to Mr. Goldberg, $550,000 to Mr. Koreyva and $500,000 to Mr. Hudson. The proceeds of such loans will be used to purchase unregistered shares of Common Stock from The MIIX Group at the Public Offering Price, and the interest rate charged therefor will be the minimum rate necessary to avoid income imputation under the Code as of the date of the closing of the Reorganization. Assuming that the Public Offering Price is $15.50 per share, then Messrs. Goldberg, Hudson and Koreyva will purchase 83,226, 32,258 and 35,484 shares of Common Stock, respectively. Although the purchased shares will be pledged to The MIIX Group to secure the applicable loan, each loan will be made with full recourse against the applicable executive. Each loan has a five-year term. If the anticipated Public Offering is not consummated then no loans will be made and no shares will be purchased pursuant to the Stock Purchase and Loan Agreements.

COMPENSATION PLANS

  Long Term Incentive Equity Plan.

     The MIIX Group has adopted, and the Exchange as its sole stockholder has approved, the 1998 Long Term Incentive Equity Plan (the "Incentive Plan"). Any officer or key employee of The MIIX Group who is nominated by the Chief Executive Officer of The MIIX Group and approved by the committee designated by The MIIX Group's Board of Directors to administer the Plan (the "Committee") will be eligible to receive awards under the Incentive Plan. Awards under the Incentive Plan may be in the form of incentive stock options, non-qualified options, stock appreciation rights ("SARs"), performance shares, restricted stock, dividend equivalents or any combination thereof.

     A maximum of 2,250,000 shares of Common Stock will be available for awards during the term of the Incentive Plan. The maximum number of shares of Common Stock that may be awarded to any employee under the Incentive Plan during any calendar year shall not exceed 250,000. These limitations may be adjusted in the event of a stock split, recapitalization, merger or similar event.

     The price per share at which Common Stock may be purchased upon exercise of an option granted under the Incentive Plan shall not be less than the fair market value of a share of Common Stock on the date of grant. In the case of an incentive stock option granted to a person owning more than 10% of the combined voting power of all classes of stock of The MIIX Group (a "Ten Percent Stockholder"), the option price per share shall not be less than 110% of the fair market value of a share of Common Stock on the date of grant. An employee who has been granted options may, at the discretion of the Committee, be credited as of dividend payment dates that occur during the option period with dividend equivalents that may be converted into Common Stock or cash at such time and subject to such limitations as may be determined by the Committee. The Committee shall specify when an option may be exercised, but the term shall in no event be greater than

10 years (five years in the case of a Ten Percent Stockholder). The Committee shall specify the option price and other conditions of exercise. The Company anticipates that the exercise price of the options will be the fair market value of a share of Common Stock on the date of grant, or 110% of such fair market value in the case of a Ten Percent Stockholder. In general, options granted pursuant to the Incentive Plan terminate upon the earliest to occur of (i) the full exercise of the option, (ii) the expiration of the option by its terms or
(iii) no more than five years (three months for incentive stock options) after termination of the option holder's employment with The MIIX Group.

     An SAR must be granted in tandem with all or a portion of a related option. An SAR may be granted either at the time of the grant of the option or at a later time during the term of the option and shall be exercisable only to the extent that the underlying option is exercisable. The base price of an SAR shall be the option price under the related option. An SAR shall entitle the employee to surrender unexercised the related option (or any portion of such option) and to receive a payment equal to the excess of the fair market value of the shares of Common Stock covered by the SAR on the date of exercise over the base price of the SAR. Such payment may be in cash, in shares of Common Stock, in shares of restricted stock, or any combination thereof, as the Committee shall determine. Upon exercise of an SAR, the related option shall be canceled automatically to the extent of the number of shares of Common Stock covered by such exercise, and such shares shall no longer be available for purchase under the option. Conversely, if the related option is exercised as to some or all of the shares of Common Stock covered by the grant, the related SAR, if any, shall be canceled automatically to the extent of the number of shares of Common Stock covered by the option exercise. As a general matter, SARs are governed by the same rules regarding term and termination as stock options.

     An award of restricted stock is a grant by The MIIX Group of a specified number of shares of Common Stock that are subject to forfeiture upon the happening of specified events. The Committee may establish the terms of a restricted stock award. Under certain conditions to be determined by the Committee, restricted stock is subject to forfeiture upon termination of an employee's employment.

     The Committee may also grant performance awards, which are conditional grants of Common Stock or cash which vest upon the attainment of certain goals. An employee who has been granted performance awards may, at the discretion of the Committee, be credited as of dividend payment dates that occur during the performance period with dividend equivalents that may be converted into Common Stock or cash at such time and subject to such limitations as may be determined by the Committee. Under certain conditions to be determined by the Committee, performance awards are subject to forfeit upon termination of an employee's employment.

     Upon a change of control of The MIIX Group, unless The MIIX Group Board determines that awards may be assumed by the successor corporation, (i) at the discretion of The MIIX Group Board either all options shall become immediately exercisable or shall be canceled in exchange for a cash payment equal to the excess of the fair market value of the underlying common stock over the exercise price of the option and (ii) all restricted stock and performance awards shall become nonforfeitable and immediately payable in cash.

     401(k) Plan. Following the Reorganization, The MIIX Group will assume the 401(k) Plan from the Attorney-in-Fact. The 401(k) Plan offers eligible employees of the Company an opportunity to contribute to the 401(k) Plan on a regular basis through payroll deductions in amounts equal to but not greater than 15% of their compensation. The 401(k) Plan's benefits are based on amounts contributed and individual account investment performance. All employees of the Company who are over age 21 years and have completed six months of service with the Company are eligible to participate in the 401(k) Plan.

     The Company matches 50% of an employee's contribution to the 401(k) Plan up to 6% of such employee's compensation. The amount of matching contributions made by the Company for the fiscal years ended December 31, 1997, 1996, and 1995 were $258,324, $256,291 and $238,485, respectively. In addition, the Company may make discretionary contributions to the 401(k) Plan to be allocated among the employees' accounts on the basis of their relative levels of compensation.

     Pension Benefits. Following the Reorganization, The MIIX Group will assume from the Attorney-in-Fact a retirement plan (the "Retirement Plan") that provides pensions for substantially all employees of the Company. The Retirement Plan is an employee non-contributory, tax-qualified defined benefit plan that provides each covered employee with a basic annual benefit at normal retirement (age 65) equal to 1.5% of the employee's highest five year average basic compensation, plus .59% of such average compensation in excess of $10,000, times years of service (subject to applicable law limitations on the amount of earnings which may be considered for benefit accrual purposes under tax qualified plans) with the Company. Covered employees attaining age 21 and having completed one year of service are eligible to participate in the Retirement Plan.

     The following table sets forth the estimated maximum annual benefits payable under the Retirement Plan to a Company officer or employee retiring at age 65 with the specified combination of final average compensation and years of credited service:

          ESTIMATED ANNUAL BENEFIT YEARS OF CREDITED SERVICE AT AGE 65

  AVERAGE
COMPENSATION     10        15        20        25        30         35         40
------------   -------   -------   -------   -------   -------   --------   --------
  $125,000     $25,535   $38,303   $51,070   $63,838   $76,605   $ 89,373   $ 98,748
   150,000      30,760    46,140    61,520    76,900    92,280    107,660    118,910
 160,000+*      32,850    49,275    65,700    82,125    98,550    114,975    126,975

---------------
* The Internal Revenue Code does not permit more than $160,000 in annual compensation to count towards the determination of benefits under the pension plan.

     The amounts shown in the table are straight life annuities payable under the Retirement Plan without reduction for the joint and survivor annuity. Retirement benefits listed in the table are not subject to any deduction for Social Security benefits.

     The earnings subject to the retirement plans for each of the executive officers in the Summary Compensation Table is determined from the compensation amounts shown under "Salary," but not the amounts shown under "Bonus." As of December 31, 1998, the years of service of Mr. Goldberg, Mr. Hudson, Mr. Koreyva, Mr. Gergasko, Ms. Kramer and Mr. Wade are nine years, five years, eight years, six months, nine years, and two years, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Attorney-in-Fact leases 49,000 square feet for its home office and Mid-Atlantic Region office from the Medical Society pursuant to a lease agreement dated June 29, 1981 and extended on June 26, 1998. Annual lease payments are approximately $770,000. The Company held a note receivable of $3.2 million and $3.0 million, included in other assets, at December 31, 1996 and 1997, respectively, from the Medical Society, collateralized by the building in which the Company maintains its home office. The note provides for monthly payments of $40,000, which includes interest at 9.05% until September 1, 2004 and reduced payments thereafter until June 1, 2009. Vincent A. Maressa, a director of the Medical Society, is a director of The MIIX Group.

     In addition to the lease mentioned above, the Attorney-in-Fact leases space pursuant to a lease guaranteed by the Exchange. Such lease expires in May 2001, with total minimum lease payments remaining of $1.4 million as of September 30, 1998. The Exchange has extended a line of credit to an Attorney-in-Fact subsidiary in an amount up to $5.0 million, none of which was outstanding as of September 30, 1998. The Exchange guarantees a bank loan on behalf of the Attorney-in-Fact, which had an outstanding balance of $1.6 million at September 30, 1998. Mr. Goldberg, the Chief Executive Officer and a director of The MIIX Group, is a director, the Chief Executive Officer and the President of the Attorney-in-Fact.

     A majority of the members of The MIIX Group Board are also policyholders and Distributees. Such directors may experience claims requiring coverage under their respective policies with the Company.

     Mr. Goldberg is the Chief Executive Officer of AMM. The Attorney-in-Fact manages the business of AMM. In 1997, AMM paid the Attorney-in-Fact $360,000 for such management services.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of the closing of the Reorganization and the anticipated Public Offering (assuming that 3,000,000 shares of Common Stock are sold in the anticipated Public Offering at a price of $15.50 per share) by (i) each person who will own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each executive officer named in the Summary Compensation Table and each director of The MIIX Group and (iii) all directors and executive officers of The MIIX Group as a group. This table does not include any shares which any director or executive officer may purchase in the anticipated Public Offering. Except as noted below, each holder listed below will have sole investment and voting power with respect to the shares beneficially owned by the holder.

                                                          NUMBER OF SHARES
                                                               TO BE
                                                            BENEFICIALLY                  PERCENT
                                                          ACQUIRED IN THE                   OF
NAME                                                       REORGANIZATION      OTHER       CLASS
----                                                      ----------------    --------    -------
Daniel Goldberg.........................................            0          126,976(1)     *
Joseph J. Hudson........................................            0           47,258(2)     *
Kenneth Koreyva.........................................            0           55,484(3)     *
Richard J. Gergasko.....................................            0            1,250(4)     *
Lisa Kramer.............................................            0            2,500(5)     *
Ronald Wade.............................................            0            1,250(6)     *
Angelo S. Agro, M.D. ...................................        2,103                0        *
Hillel M. Ben-Asher, M.D. ..............................          980                0        *
Harry M. Carnes, M.D. ..................................          586                0        *
Andrew Coronato, M.D. ..................................        1,427                0        *
Palma E. Formica, M.D. .................................          405                0        *
John S. Garra, M.D. ....................................        4,093                0        *
Paul J. Hirsch, M.D. ...................................        3,256                0        *
Louis L. Keeler, M.D. ..................................        1,986                0        *
Henry R. Liss, M.D. ....................................          359                0        *
Arganey Lucas, Jr., M.D. ...............................          766                0        *
S. Stuart Mally, M.D. ..................................        1,727                0        *
Vincent A. Maressa, Esq. ...............................            0                0        *
Murray N. Matez, D.O. ..................................          616                0        *
Robert S. Maurer, D.O. .................................           95                0        *
A. Richard Miskoff, D.O. ...............................          589                0        *
Charles J. Moloney, M.D. ...............................          588                0        *
Eileen Marie Moynihan, M.D. ............................          815                0        *
Fred M. Palace, M.D. ...................................        1,291                0        *
John J. Pastore, M.D. ..................................          803                0        *
Pascal A. Pironti, M.D. ................................        1,758                0        *
Carl Restivo, Jr., M.D. ................................          451                0        *
Joseph A. Riggs, M.D. ..................................          562                0        *
Bernard Robins, M.D. ...................................          745                0        *
Herman M. Robinson, M.D. ...............................        1,227                0        *
Gabriel F. Sciallis, M.D. ..............................          703                0        *
Benjamin I. Smolenski, M.D. ............................        3,207                0        *
Martin L. Sorger, M.D. .................................        3,468                0        *

                                                          NUMBER OF SHARES
                                                               TO BE
                                                            BENEFICIALLY                  PERCENT
                                                          ACQUIRED IN THE                   OF
NAME                                                       REORGANIZATION      OTHER       CLASS
----                                                      ----------------    --------    -------
Bessie M. Sullivan, M.D. ...............................        1,117                0        *
Harvey P. Yeager, M.D. .................................        2,287                0        *
All directors and executive officers as a group (34
  persons)..............................................       38,010          234,718      1.7%(7)

---------------
 * Less than 1%

1. On the Closing Date, Mr. Goldberg will be granted options to purchase 175,000 shares of Common Stock, of which 43,750 options will be immediately exercisable. In addition, if the anticipated Public Offering is consummated simultaneously with the Reorganization, Mr. Goldberg will purchase $1,290,000 worth of Common Stock pursuant to a Stock Purchase and Loan Agreement. See "Management -- Stock Purchase and Loan Agreements." Based on an assumed Public Offering Price of $15.50 per share, Mr. Goldberg will purchase approximately 83,226 shares of Common Stock pursuant to such agreement.

2. On the Closing Date, Mr. Hudson will be granted options to purchase 60,000 shares of Common Stock, of which 15,000 options will be immediately exercisable. In addition, if the anticipated Public Offering is consummated simultaneously with the Reorganization, Mr. Hudson will purchase $500,000 worth of Common Stock pursuant to a Stock Purchase and Loan Agreement. Based on an assumed Public Offering Price of $15.50 per share, Mr. Hudson will purchase approximately 32,258 shares of Common Stock pursuant to such agreement. See "Management -- Stock Purchase and Loan Agreements."

3. On the Closing Date, Mr. Koreyva will be granted options to purchase 80,000 shares of Common Stock, of which 20,000 options will be immediately exercisable. In addition, if the anticipated Public Offering is consummated simultaneously with the Reorganization, Mr. Koreyva will purchase $550,000 worth of Common Stock pursuant to a Stock Purchase and Loan Agreement. Based on an assumed Public Offering Price of $15.50 per share, Mr. Koreyva will purchase approximately 35,484 shares of Common Stock pursuant to such agreements. See "Management -- Stock Purchase and Loan Agreements."

4. On the Closing Date, Mr. Gergasko will be granted options to purchase 5,000 shares of Common Stock, of which 1,250 options will be immediately exercisable.

5. On the Closing Date, Ms. Kramer will be granted options to purchase 10,000 shares of Common Stock, of which 2,500 options will be immediately exercisable.

6. On the Closing Date, Mr. Wade will be granted options to purchase 5,000 shares of Common Stock, of which 1,250 options will be immediately exercisable.

7. Or approximately 1% if the anticipated Public Offering is not consummated, and the price per share paid in connection with the purchase of the Attorney-in-Fact is $15.50.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of The MIIX Group as of the completion of the Reorganization will consist of 100,000,000 shares of Common Stock, $.01 par value, and 50,000,000 shares of Preferred Stock, $.01 par value. Upon completion of the Reorganization and the anticipated Public Offering, assuming that 3,000,000 shares of Common Stock are issued in connection with the anticipated Public Offering at a price of $15.50 per share, there will be approximately 15,760,668 shares (16,210,668 shares if a 15% Underwriters' over-allotment option is granted and exercised in full) of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

     The following description of the capital stock of The MIIX Group does not purport to be complete or to give full effect to Delaware statutory or common law and is, in all respects, qualified by reference to the applicable provisions of the DGCL, the Restated Certificate of Incorporation of The MIIX Group (the "Certificate") and The MIIX Group By-laws (the "By-laws").

COMMON STOCK

     Holders of Common Stock are entitled to such dividends and other distributions as The MIIX Group Board may declare from funds legally available therefor, subject to the preferential rights of Preferred Stock, if any, and the requirements of applicable law. Holders of Common Stock are entitled to one vote per share on any matter subject to stockholder approval, including the election of directors. The Certificate does not provide for cumulative voting in connection with the election of directors. No holder of Common Stock will have any preemptive right to subscribe for any shares of capital stock issued in the future. The rights, preferences and powers of holders of Common Stock are subject to the rights of the holders of any series of preferred stock that The MIIX Group may issue in the future.

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of The MIIX Group, the holders of Common Stock are entitled to share ratably in any distribution of The MIIX Group's net assets remaining after payment of creditors and subject to preferential rights of the holders of Preferred Stock, if any. All of the outstanding shares of Common Stock are, and the shares offered by The MIIX Group will be, fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Certificate, The MIIX Group Board may by resolution establish one or more classes or series of Preferred Stock having such number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by The MIIX Group Board without further stockholder approval. Preferred Stock may be entitled to preferences over Common Stock with respect to dividends, liquidation, dissolution, or winding up of The MIIX Group in such amounts as are established by The MIIX Group Board resolutions issuing such shares. Preferred Stock may also enjoy redemption or sinking fund rights or voting rights (including the right to vote as a class with respect to the election of directors, major corporate transactions, or otherwise) that may limit, qualify, or otherwise adversely affect the voting rights of the Common Stock.

     Such rights, preferences, privileges, and limitations as may be established for the Preferred Stock could also have the effect of delaying, deferring, or preventing a change in control of The MIIX Group, making removal of the present management of The MIIX Group more difficult, restricting the payment of dividends and other distributions to the holders of Common Stock, diluting the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, or diluting the equity interests of the Common Stock to the extent that the Preferred Stock is convertible into Common Stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of The MIIX Group. See
"-- Delaware Law and Certain Charter and By-law Provisions."

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The following is a description of certain provisions of the DGCL, the Certificate, and the By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL, the Certificate, and the By-laws.

     The MIIX Group is subject to the provisions of Section 203 of the DGCL.
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales, and other transactions resulting in a financial benefit to the "interested stockholder." Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Certain provisions of the Certificate and the By-laws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by The MIIX Group Board. In addition, these provisions also are intended to ensure that The MIIX Group Board will have sufficient time to act in a manner that The MIIX Group Board believes to be in the best interests of The MIIX Group and its stockholders. These provisions also are designed to reduce the vulnerability of The MIIX Group to an unsolicited proposal for a takeover of The MIIX Group that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of The MIIX Group. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions, however, could delay or frustrate the removal of incumbent directors or the assumption of control of The MIIX Group by the holder of a large block of Common Stock and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of stockholders.

     Classified Board of Directors. The Certificate provides for The MIIX Group Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of Preferred Stock). As a result, approximately one-third of The MIIX Group Board will be elected each year. The classified board provision will help to assure the continuity and stability of The MIIX Group Board and the business strategies and policies of The MIIX Group as determined by The MIIX Group Board. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of The MIIX Group without the approval of the Board. In addition, the classified board provision could delay stockholders who do not like the policies of The MIIX Group Board from electing a majority of The MIIX Group Board for two years.

     No Stockholder Action by Written Consent; Special Meetings. The Certificate provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The By-laws provide that special meetings of stockholders may be called only by The MIIX Group Board, the Chief Executive Officer (or in the event of his or her absence or disability, by any Vice President) of The MIIX Group or the Chairman or Vice Chairman of The MIIX Group Board. Stockholders are not permitted to call a special meeting of stockholders or to require that The MIIX Group Board call a special meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of The MIIX Group (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, The MIIX Group Board or its Chairman, or by a stockholder who has given timely written notice to the Secretary of The MIIX Group prior to the meeting at which directors are to be elected, will be eligible for election as directors of The MIIX Group. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, The MIIX Group Board or its Chairman or by a stockholder who has given timely written notice to the Secretary of The MIIX Group of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to The MIIX Group not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting. In the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, however, the By-laws provide additional time for notice. In addition, under the Stockholder Notice Procedure, a stockholder's notice to The MIIX Group proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the Stockholder Notice Procedure, such business shall not be discussed or transacted.

     Number of Directors; Removal; Filling Vacancies. The Certificate and the By-laws provide that The MIIX Group Board will consist of not less than 9 and not more than 35 members (other than directors elected by holders of Preferred Stock), the exact number to be fixed from time to time by resolution adopted by the directors of The MIIX Group. The MIIX Group Board currently consists of 30 directors. Furthermore, subject to the rights of the holders of any series of Preferred Stock, if any, the Certificate and By-laws authorize The MIIX Group Board to elect additional directors under specified circumstances and fill any vacancies that occur by reason of death, resignation, removal, or otherwise. A director so elected by The MIIX Group Board to fill a vacancy or a newly created directorship holds office until his successor is elected and qualified or until his or her earlier death, resignation or removal. Subject to the rights of the holders of any series of Preferred Stock, if any, the Certificate and the By-laws also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of the then outstanding stock of The MIIX Group entitled to vote generally in the election of directors. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of The MIIX Group Board by filling the vacancies created by such removal with its own nominees.

     By-laws. The Certificate provides that the By-laws are subject to adoption, amendment, alteration, repeal, or rescission either by (i) The MIIX Group Board without the assent or vote of the stockholders or (ii) the affirmative vote of the holders of not less than two-thirds of the combined voting power of the outstanding shares entitled to vote generally in the election of directors. This provision makes it more difficult for stockholders to make changes in the By-laws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the By-laws.

     Indemnification and Limitations on Liability. The DGCL permits a Delaware corporation to include in its charter and bylaws certain provisions to eliminate the personal liability of directors for monetary damages and to indemnify its directors and officers. The By-laws provide that subject to certain exceptions in the case of actions by or in the right of The MIIX Group, The MIIX Group shall indemnify its directors and officers, and may indemnify its agents and employees, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her, incurred by reason of the fact that such person was serving as a director, officer, employee or agent of The MIIX Group, so long as such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of The MIIX Group, and, with respect to any criminal action, so long as the indemnified party had no reason to believe that his or her conduct was unlawful. The Certificate provides that directors shall not be liable to The MIIX Group or The MIIX Group's stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that liability may not be eliminated (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which such person received an improper personal benefit. Section 145 (a) of the DGCL provides that a corporation may indemnify a director, officer, employee, or agent if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, effective upon consummation of the

Reorganization, The MIIX Group will enter into indemnification agreements with each of its directors and certain of its executive officers that generally provide for similar indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Reorganization and the anticipated Public Offering, assuming that 3,000,000 shares of Common Stock are issued in connection with the anticipated Public Offering at a price of $15.50 per share, The MIIX Group will have approximately 15,760,668 shares (or approximately 16,210,668 shares if a 15% Underwriters' over-allotment option is granted and exercised in full) of Common Stock issued and outstanding. All such shares of Common Stock will be freely tradable without restriction or further registration under the Securities Act, except for the shares issued to the Medical Society pursuant to the Reorganization, and the directors and officers of the Company and other affiliates of the Company. It is expected that the Company, and The MIIX Group Board and executive officers will enter into an agreement with the underwriters of the Public Offering not to offer, sell, or otherwise dispose of any equity securities of the Company for a certain number of days after the date of the Public Offering prospectus without the prior written consent of the underwriters.

     In general, Rule 144 of the Securities Act ("Rule 144"), as currently in effect, provides that an "affiliate" (as defined in Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale or (ii) 1% of the shares of Common Stock then outstanding. Sales under Rule 144 are subject to certain holding periods, manner of sale restrictions, notice requirements, and availability of current public information concerning The MIIX Group.

     Prior to the Reorganization and the anticipated Public Offering, there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock.

                       STABILIZATION AND OTHER ACTIVITIES
               IN CONNECTION WITH THE ANTICIPATED PUBLIC OFFERING

     In connection with the anticipated Public Offering, representatives of the underwriters thereof (the "Underwriters"), may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from an Underwriter or a dealer when the Common Stock originally sold by such an Underwriter or a dealer are purchased in a covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock to be issued pursuant to the Reorganization will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania, counsel for the Company.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited consolidated interim financial information for the nine-month periods ended September 30, 1997 and September 30, 1998, appearing in this Prospectus and Registration Statement, Ernst & Young LLP has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended (the "Act"), for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

                      GLOSSARY OF SELECTED INSURANCE TERMS

ALLOCATED LOSS ADJUSTMENT EXPENSES ("ALAE")

     Loss Adjustment Expenses allocated to a specific claim.

A.M. BEST

     An independent rating agency that reports on the financial condition of insurance companies.

ASSUMED PREMIUMS

     Premiums arising from reinsurance policies under which the insurer accepts a portion of the risk insured by another insurer (the ceding company).

CAPACITY

     An insurer's ability to provide coverage up to the stated amount of a policy through the insurer's reinsurance arrangements.

CEDE

     To transfer risk and related premium in connection with a reinsurance transaction.

CLAIMS MADE (REPORTED) BASIS

     A liability insurance policy written on a basis that generally insures only claims that are reported (made) to the insurer during the policy period, or reported (made) during any extended reporting period provided in the policy or any endorsement thereto, but only if the claims arise from incidents that occurred after a retroactive date stated in the policy. A claims made (reported) policy is to be distinguished from an "occurrence policy."

COMBINED RATIO

     The sum of the loss ratio and the expense ratio, expressed as a percentage. Generally, a combined ratio below 100% indicates an underwriting profit and a combined ratio above 100% indicates an underwriting loss.

DIRECT PREMIUMS WRITTEN

     Total premiums written by an insurer other than premiums for reinsurance assumed by an insurer.

EXCESS INSURANCE

     Insurance which covers the insured only for losses in excess of a stated amount or a specific primary policy.

EXCESS OF LOSS REINSURANCE

     A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified dollar amount, called a "layer" or "retention."

EXPENSE RATIO

     Policy acquisition costs and other underwriting expenses, divided by net premiums earned under GAAP accounting, expressed as a percentage.

GAAP

     Generally accepted accounting principles in use throughout the United States in the preparation of financial statements, including the financial statements presented in this Prospectus.

GROSS PREMIUMS WRITTEN

     Total of (i) direct premiums written, plus (ii) reinsurance assumed premiums.

INCURRED BUT NOT REPORTED ("IBNR") RESERVES

     The estimated liabilities for future payments of losses and LAE that have occurred, but have not yet been reported to the insurer.

LOSS ADJUSTMENT EXPENSES ("LAE")

     Expenses incurred in the settlement of claims, including outside adjustment expenses, legal fees, and internal administration costs associated with the claims adjustment process, but not including general overhead expenses.

LOSS ADJUSTMENT EXPENSE ("LAE") RESERVES

     Liabilities established for LAE. LAE includes an estimated provision for IBNR.

LOSS RATIO

     The ratio of net incurred losses and LAE to net premiums earned. Net incurred losses include an estimated provision for IBNR.

MODIFIED CLAIMS MADE

     A claims made policy called the Permanent Protection Plan ("PPP"), which includes an automatic reporting endorsement (tail coverage) that is activated when the policy is terminated for any reason, effectively resulting in occurrence-like coverage.

NET PREMIUMS WRITTEN

     Gross premiums written less premiums ceded.

NOVATION

     An agreement of all parties to a contract to substitute a new party and discharge one of the original parties to the contract.

OCCURRENCE BASIS

     A liability insurance policy written on a basis that generally insures claims that arise from incidents that occurred during the policy period, irrespective of when the claims are reported.

PERMANENT PROTECTION PLAN ("PPP")

     Modified claims made policy which includes an automatic reporting endorsement (tail coverage) that is activated when the policy is terminated for any reason, effectively resulting in occurrence-like coverage.

PREMIUMS CEDED

     The consideration paid to reinsurers in connection with reinsurance transactions.

PREMIUMS EARNED

     The portion of premiums written applicable to the expired period of policies and, accordingly, recognized as revenue during a given period.

QUOTA SHARE BASIS

     Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

REDUNDANCY (DEFICIENCY)

     Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the original liability estimate is greater (less) than the reestimated liability. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

REINSURANCE

     A procedure whereby an original insurer cedes a portion of the premium to a reinsurer as payment for the reinsurer's assumption of a portion of the risk; referred to as reinsurance ceded by the original insurer and as reinsurance assumed by the reinsurer.

RESERVES

     Liabilities established by insurers to reflect the estimated cost of claims and the related LAE expenses that the insurer will ultimately be required to pay in respect of insurance it has written.

RETENTION

     The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer. In quota share treaties, the retention may be a percentage of the original policy's limit. In excess of loss reinsurance, the retention is a dollar amount of loss, a loss ratio or a percentage of loss.

RISK-BASED CAPITAL REQUIREMENTS ("RBC")

     Regulatory and rating agency targeted surplus based on the relationship of statutory surplus, with certain adjustments, to the sum of stated percentages of each element of a specified list of company risk exposures.

SEVERITY

     The average claim cost, statistically determined by dividing dollars of losses by the number of claims.

STATUTORY ACCOUNTING PRACTICES ("SAP")

     The accounting rules and procedures promulgated or permitted by the National Association of Insurance Commissioners ("NAIC") for financial reporting by insurers licensed in one or more states of the United States.

STATUTORY SURPLUS

     Total assets less total liabilities as determined in accordance with SAP.

TAIL COVERAGE

     A provision that offers protection for any incidents that occurred while insured, even after coverage is discontinued.

UNALLOCATED LOSS ADJUSTMENT EXPENSE ("ULAE")

     Loss adjustment expenses not allocated to a specific claim.

UNDERWRITING

     The process whereby an insurer, directly or through its agent, reviews applications submitted for insurance coverage and determines whether it will accept all or part of the coverage being requested, and sets the applicable premium.

UNEARNED PREMIUMS

     A reserve account that contains the portion of premium attributable to the unexpired period of policies that has been written by an insurer but has not been recognized as net earned premiums and accounted for as revenues.

                        GLOSSARY OF REORGANIZATION TERMS

ADOPTION DATE

     October 15, 1997, the date that the Board of Governors adopted the Plan of Reorganization.

ATTORNEY-IN-FACT

     New Jersey State Medical Underwriters, Inc., a New Jersey corporation that is the Exchange's attorney-in-fact.

BOARD OF GOVERNORS

     The Board of Governors of the Exchange.

CERTIFICATE OF AUTHORITY

     A certificate issued by the Commissioner to the Stock Insurer to do business for same lines of insurance currently permitted of the Exchange.

CLOSING DATE

     The date on which the closing of the transactions contemplated by the Plan of Reorganization takes place.

CODE

     Internal Revenue Code of 1986, as amended.

COMMISSIONER

     The Commissioner of the New Jersey Department, or such governmental officer, body or authority as may succeed such Commissioner as the primary regulator of the Company's insurance business under applicable law.

CONVERSION VALUE

     Either (i) the price per share at which the Common Stock is offered to the public in the event an initial public offering is consummated simultaneously with the Reorganization, or (ii) if no such initial public offering is consummated simultaneously with the Reorganization, then the economic value of one share of Common Stock as determined in good faith by the Board of Governors of the Exchange.

DISTRIBUTEE

     A Member or Look-Back Insured.

EARNED PREMIUM

     For the applicable period, earned premiums in respect of a Policy.

EFFECTIVE DATE


     The date on which the Certificate of Authority issued by the Commissioner becomes effective, provided that in no event shall the Effective Date be less than 30 days after the Final Order Date nor more than 18 months after the Final Order Date, unless such period is extended by the Commissioner. The Plan of Reorganization shall be deemed to have become effective on the Effective Date at the time specified in the Certificate of Authority.

EXCHANGE

     The Medical Inter-Insurance Exchange of New Jersey, a New Jersey reciprocal insurer.

HOLDING COMPANY

     The MIIX Group, Incorporated, a newly-formed Delaware corporation that will be the parent company for all of the MIIX companies upon the consummation of the Plan of Reorganization.

IN FORCE

     A Policy shall be deemed to be In Force as of any date if, as shown on the Exchange's records, (1)(i) such Policy has been issued and the status of such Policy has been changed from pending to In Force on the Exchange's records, or
(ii) in the case of an individual Policy, the Exchange's administrative office has received by such date in respect of such Policy an application, complete on its face, together with payment of the full initial premium (unless submission of such premium is precluded by the Exchange's underwriting rules), provided that any Policy referred to in this clause (ii) is issued as applied for and the status of such Policy has been changed from pending to In Force on the Exchange's records within 30 days of such date, and (2) such Policy has not been surrendered, canceled, or otherwise terminated; provided that a Policy shall be deemed to be In Force after lapse for nonpayment of premiums until expiration of any applicable grace period (or other similar period however designated in such Policy) during which the Policy is in full force for its basic benefits.

INITIAL PUBLIC OFFERING

     An initial public offering by the Holding Company of shares of Holding Company Stock.

INSURANCE SUBSIDIARIES

     At all times prior to the Closing Date, LP&C, MIIX New York and Lawrenceville Re. At all times on or after the Closing Date, MIIX Insurance Company, MIIX New York, LP&C, and Lawrenceville Re.

LOOK-BACK INSURED

     A Person who is not a Member, but who at any time during the three-year period prior to the Adoption Date was the Named Insured in one or more Policies issued by the Exchange and who, therefore, was a member of the Exchange during such period under Article II of the Exchange's Rules & Regulations.

MEMBER

     A Person who is the Named Insured in one or more Policies that are In Force on the Adoption Date and who, therefore, is a member on the Adoption Date under
Article II of the Exchange's Rules & Regulation.

MEMBERS' MEETING

     A special meeting of Members held after the Commissioner's approval of the Plan of Reorganization, at which Members shall be entitled to vote on the proposal to approve the Plan.

MEMBERSHIP INTERESTS

     As of the Effective Date, all the rights or interests of the Members of the Exchange arising under the Exchange's Rules & Regulations or otherwise by law, including, but not limited to, any right to vote and any right to a return of the surplus of the Exchange, which may exist with regard to the surplus of the Exchange not apportioned or declared prior to the Effective Date by the Board of Governors for policyholder dividends. For purposes of the Plan of Reorganization, Membership Interests shall not include any other right expressly conferred by an insurance policy.

NAMED INSURED

     The Named Insured in any Policy as of any date shall be determined on the basis of the Exchange's records as of such date in accordance with the following provisions: (a) the Named Insured in a Policy shall be as shown on the Policy Declarations page in the Exchange's records; (b) the Named Insured in a Policy that is a group insurance policy shall be the Person or Persons specified as Named Insureds; (c) except as otherwise set forth here, the identity of the Named Insured of a Policy shall be determined without giving effect to any interest of any other Person in such Policy; (d) in any situation not expressly covered by the foregoing provisions, the first Named Insured, as reflected on the records of, and as determined in good faith by, the Exchange, shall conclusively be presumed to be the Named Insured in such Policy, provided such Named Insured is a Person, and the Exchange shall not be required to examine or consider any other facts or circumstances; (e) any dispute as to the identity of the Named Insured in a Policy or the right to vote or receive consideration shall be resolved in accordance with the foregoing and such other procedures as may be acceptable to the Commissioner.

NEW JERSEY DEPARTMENT

     The Department of Banking and Insurance of the State of New Jersey.

PERSON

     A natural person. A Person who is the Named Insured of Policies in more than one legal capacity (e.g., a trustee under separate trusts) shall be deemed to be a separate Person in each such capacity.

PLAN OF REORGANIZATION

     The Plan of Reorganization, including all Exhibits thereto.

POLICY

     Each insurance policy duly issued by the Exchange.

REORGANIZATION

     The reorganization of the Exchange as a stock insurer pursuant to, and the related transactions contemplated by, the Plan of Reorganization.

REORGANIZATION SHARES

     The 12,000,000 shares of Common Stock that may be allocated among Distributees in the Reorganization.

STOCK INSURER

     MIIX Insurance, a newly-incorporated New Jersey domestic stock insurer that is a wholly-owned subsidiary of the Holding Company and is the successor to the Exchange.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Report of Independent Auditors -- September 30, 1998
  Review....................................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  September 30, 1998........................................   F-3
Consolidated Statements of Income for the nine months ended
  September 30, 1997 and 1998...............................   F-4
Consolidated Statement of Equity for the nine months ended
  September 30, 1998........................................   F-5
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1997 and 1998.........................   F-6
Notes to Consolidated Financial Statements..................   F-7
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors..............................  F-10
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................  F-11
Consolidated Statements of Income for the years ended
  December 31, 1995, 1996 and 1997..........................  F-12
Consolidated Statements of Equity for the three years ended
  December 31, 1997.........................................  F-13
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997..........................  F-14
Notes to Consolidated Financial Statements..................  F-15
Schedule I -- Summary of Investments -- Other than
  Investments in Related Parties............................  F-26

(ALL OTHER SCHEDULES FOR WHICH PROVISION IS MADE IN THE APPLICABLE ACCOUNTING REGULATION OF THE SECURITIES AND EXCHANGE COMMISSION ARE NOT REQUIRED UNDER THE RELATED INSTRUCTIONS OR ARE INAPPLICABLE AND THEREFORE HAVE BEEN OMITTED.)

                         REPORT OF INDEPENDENT AUDITORS

Board of Governors
Medical Inter-Insurance Exchange

     We have reviewed the accompanying consolidated balance sheet of Medical Inter-Insurance Exchange and subsidiaries as of September 30, 1998, and the related consolidated statements of income and cash flows for the nine-month period ended September 30, 1997 and 1998, and the consolidated statement of equity for the nine-month period ended September 30, 1998. These financial statements are the responsibility of the Company's management.

     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Medical Inter-Insurance Exchange and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1997, not presented herein, and in our report dated March 25, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1997, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          ERNST & YOUNG LLP

New York, New York
November 23, 1998

                        MEDICAL INTER-INSURANCE EXCHANGE

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1997            1998
                                                              ------------    -------------
                                                                               (UNAUDITED)
ASSETS
Securities available-for-sale:
Fixed-maturity investments, at fair value (amortized cost:
  1997 -- $832,822; 1998 -- $1,049,112).....................   $  852,746       $1,082,033
Equity investments, at fair value (cost: 1997 -- $66,520;
  1998 -- $3,159)...........................................       89,080            3,159
Short-term investments......................................       85,145          109,368
                                                               ----------       ----------
          Total investments.................................    1,026,971        1,194,560
Cash........................................................         (380)             362
Reinsurance recoverable on unpaid losses....................      270,731          311,879
Prepaid reinsurance premiums................................       19,814           14,061
Deferred income taxes.......................................       17,696           26,288
Premiums receivable.........................................        8,245            6,151
Deferred policy acquisition costs...........................          100            4,359
Due from Attorney-in-Fact...................................       13,347            3,704
Other assets................................................       84,778           87,120
                                                               ----------       ----------
          Total assets......................................   $1,441,302       $1,648,484
                                                               ==========       ==========
LIABILITIES AND EQUITY
LIABILITIES
Unpaid losses and loss adjustment expenses..................   $  876,721       $  937,072
Funds held under reinsurance treaties.......................      182,590          206,827
Premium deposits............................................       21,024               --
Unearned premiums...........................................       20,886           77,577
Payable for securities......................................          229           48,025
Other liabilities...........................................       29,878           51,796
                                                               ----------       ----------
          Total liabilities.................................    1,131,328        1,321,297
                                                               ----------       ----------
Commitments and contingencies (Note 3)
EQUITY
Surplus.....................................................      282,359          305,787
Unrealized appreciation on securities available-for-sale,
  net of deferred taxes.....................................       27,615           21,400
                                                               ----------       ----------
          Total equity......................................      309,974          327,187
                                                               ----------       ----------
          Total liabilities and equity......................   $1,441,302       $1,648,484
                                                               ==========       ==========

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
                                                                  (UNAUDITED)
REVENUES
Net premiums earned.........................................  $ 92,170    $114,666
Net investment income.......................................    40,666      47,623
Realized investment gains...................................       873      33,563
Other revenue...............................................     2,231       1,526
                                                              --------    --------
          Total revenues....................................   135,940     197,378
EXPENSES
Losses and loss adjustment expenses.........................    92,709     113,050
Underwriting expenses.......................................    19,719      27,738
Funds held charges..........................................    10,595      11,885
Impairment of capitalized system development costs..........        --      12,656
                                                              --------    --------
          Total expenses....................................   123,023     165,329
Income before income taxes..................................    12,917      32,049
Provision for income taxes..................................     1,451       8,621
                                                              --------    --------
Net income..................................................  $ 11,466    $ 23,428
                                                              ========    ========
Earnings per share (pro forma)..............................              $   1.95

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                        CONSOLIDATED STATEMENT OF EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                        UNREALIZED
                                                                       APPRECIATION
                                                                      OF INVESTMENTS,     TOTAL
                                                          SURPLUS      NET OF TAXES       EQUITY
                                                          --------    ---------------    --------
                                                                        (UNAUDITED)
Balance at December 31, 1997............................  $282,359        $27,615        $309,974
  Net income............................................    23,428                         23,428
  Other comprehensive income, net of tax:
  Unrealized depreciation on securities
     available-for-sale, net of deferred taxes..........        --         (6,215)         (6,215)
                                                          --------        -------        --------
Balance at September 30, 1998...........................  $305,787        $21,400        $327,187
                                                          ========        =======        ========

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1997        1998
                                                              --------    ---------
                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $ 11,466    $  23,428
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Depreciation, accretion and amortization.............     1,658         (149)
       Realized (gains).....................................      (873)     (33,563)
       Unpaid losses and loss adjustment expenses, net of
        reinsurance recoverable.............................    16,777       19,203
       Funds held under reinsurance treaties................    15,245       24,237
       Premium deposits, net of prepaid reinsurance
        premiums............................................   (10,320)      (5,256)
       Deferred income tax provision........................    (3,283)      (5,246)
       Premiums receivable, net of allowance................    (7,117)       2,094
       Unearned premiums, net of prepaid reinsurance
        premiums............................................    32,668       46,676
       Deferred policy acquisition costs....................      (875)      (4,259)
       Due from Attorney-in-Fact............................    (6,658)       9,643
       Other assets.........................................     2,252       (2,342)
       Other liabilities....................................     4,299       21,918
                                                              --------    ---------
  Net cash provided by operating activities.................    55,239       96,384
                                                              --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from fixed-maturity investment sales.............   153,512      546,041
  Proceeds from fixed-maturity investments matured, called,
     or prepaid.............................................    39,480       80,321
  Proceeds from equity investment sales.....................     2,229      102,789
  Cost of investments acquired..............................  (252,290)    (834,366)
  Realized loss on equity collar termination................        --      (14,000)
  Payable for securities....................................        --       47,796
  Change in short-term investments, net.....................    (2,807)     (24,223)
                                                              --------    ---------
  Net cash used in investing activities.....................   (59,876)     (95,642)
                                                              --------    ---------
  Net change in cash........................................    (4,637)         742
  Cash at beginning of year.................................     4,532         (380)
                                                              --------    ---------
  Cash at end of period.....................................  $   (105)   $     362
                                                              ========    =========

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The consolidated financial statements for the interim periods included herein, which include the accounts of Medical Inter-Insurance Exchange (the "Exchange"), and its wholly owned subsidiaries Lawrenceville Property and Casualty Co., Inc. ("LP&C"), MIIX Insurance Company of New York ("MIIX NY") and Lawrenceville Holdings, Inc. ("LHI"), (collectively, "the Company"), are unaudited. However, they have been prepared in accordance with generally accepted accounting principles for interim financial information and in the opinion of management, such information reflects all adjustments considered necessary for a fair presentation. Operating results for the interim period are not necessarily indicative of the results to be expected for the full year.

     These consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 1997 included in pages F-10 through F-24.

2.  COMPREHENSIVE INCOME

     Statement of Financial Accounting Standard No. 130 -- Reporting Comprehensive Income, ("SFAS 130") became effective for years beginning after December 15, 1997 and therefore, is applicable to the Company for the presentation of quarterly financial statements during 1998. For purposes of comparison, all previous financial statements presented include the SFAS 130 disclosures. The Company considers its investment portfolio as available-for-sale and had unrealized gains at each balance sheet date that are reflected as comprehensive income in the Consolidated Statements of Equity.

     The components of comprehensive income, net of related tax, for the periods ended September 30, 1997 and 1998 were as follows:

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Net income..................................................  $11,466    $23,428
Other comprehensive income:
  Unrealized appreciation (depreciation) on securities
     available-for-sale, net of deferred taxes..............   17,617     (6,215)
                                                              -------    -------
Comprehensive income........................................  $29,083    $17,213
                                                              =======    =======

                        MEDICAL INTER-INSURANCE EXCHANGE

3.  NET REALIZED INVESTMENT GAINS

     Realized gains and losses from sales of investments are summarized as follows:

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               1997      1998
                                                              ------    -------
                                                               (IN THOUSANDS)
Fixed maturity investments
  Gross realized gains......................................  $1,416    $ 9,492
  Gross realized losses.....................................   1,006        287
                                                              ------    -------
Net realized gains on fixed maturity investments............     410      9,205
Equity investments
  Gross realized gains......................................     508     38,823
  Gross realized losses.....................................      45        465
                                                              ------    -------
Net realized gains on equity investments....................     463     38,358
                                                              ------    -------
Net realized losses on equity collar investments............      --     14,000
                                                              ------    -------
Net realized gains on investments...........................  $  873    $33,563
                                                              ======    =======

     The net realized gains on equity investments for the nine months ended September 30, 1998 resulted from the Company's decision to liquidate substantially all of its equity investments during the third quarter of 1998.

     On January 13, 1998, the Company implemented an "equity collar" (the "Collar") with a notional value of $85 million around the Company's equity portfolio. The purpose of the Collar was to reduce equity market volatility and to stabilize policyholder's equity. The Collar was constructed using European-style S&P 500 options. The Collar was accounted for as a hedge transaction held for purposes other than trading. The Collar expired on July 13, 1998, at which time a realized loss of $14.0 million was recognized on the Collar.

4.  IMPAIRMENT OF CAPITALIZED SYSTEM DEVELOPMENT COSTS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS No. 121") requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of an asset to exceed the sum of the expected future cash flow associated with the asset. During 1998, management replaced its policy administration system, and accordingly, recognized a $12.7 million pre-tax charge which represents the net book value of capitalized system development costs associated with the old computer system.

5.  DEFERRED POLICY ACQUISITION COSTS

     The following represents the components of deferred policy acquisition costs and the amounts that were charged to expense for the nine months ended September 30, 1998.

Balance at beginning of period..............................  $    100
Cost deferred during the period.............................    11,018
Amortization expense........................................    (6,759)
                                                              --------
Balance at end of period....................................  $  4,359
                                                              ========

                        MEDICAL INTER-INSURANCE EXCHANGE

6.  PAYABLE FOR SECURITIES

     The payable for securities of $48.0 million as of September 30, 1998 relates to investment transactions for which trades occurred prior to that date but for which settlement was not finalized until after that date.

7.  INCOME TAXES

     A reconciliation of income tax computed at the federal statutory tax rate to total income expense for the periods ended September 30 is as follows:

                                                  1997                                    1998
                                  -------------------------------------   -------------------------------------
                                    INCOME TAX          % OF INCOME         INCOME TAX          % OF INCOME
                                     EXPENSE        BEFORE INCOME TAXES      EXPENSE        BEFORE INCOME TAXES
                                  --------------    -------------------   --------------    -------------------
                                  (IN THOUSANDS)                          (IN THOUSANDS)
Federal income tax at 35%.......       4,521                35.0%              11,217               35.0%
Decrease in taxes resulting
  from:
  Tax-exempt interest...........      (2,758)              (21.4%)             (2,135)              (6.7%)
  Other.........................        (312)               (2.4%)               (461)              (1.4%)
                                     -------              ------             --------              -----
     Total income taxes.........       1,451                11.2%               8,621               26.9%
                                     =======              ======             ========              =====

8.  PRO FORMA EARNINGS PER SHARE

     The earnings per share reflected on the consolidated statements of income is calculated on a pro forma basis and gives effect in both periods to the assumed aggregate issuance of approximately 12,000,000 shares of Common Stock to Distributees upon consummation of the Reorganization, and does not give effect to the sale of Common Stock in the anticipated Public Offering or to the issuance of Common Stock to the Medical Society in connection with the purchase of the Attorney-in-Fact.

9.  ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 1999. Adoption of this statement is not expected to have a significant impact on the Company's financial position or results of operations.

                         REPORT OF INDEPENDENT AUDITORS

Board of Governors
Medical Inter-Insurance Exchange

     We have audited the accompanying consolidated balance sheets as of December 31, 1996 and 1997, of Medical Inter-Insurance Exchange and subsidiaries and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in the index at F-1. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medical Inter-Insurance Exchange and subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          ERNST & YOUNG LLP

New York, New York
March 25, 1998

                        MEDICAL INTER-INSURANCE EXCHANGE

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
                                        ASSETS
Securities available-for-sale:
  Fixed-maturity investments, at fair value (amortized cost:
     1996 -- $760,802; 1997 -- $832,822)....................  $  762,870    $  852,746
  Equity investments, at fair value (cost: 1996 -- $55,334;
     1997 -- $66,520).......................................      67,230        89,080
  Short-term investments....................................      86,230        85,145
                                                              ----------    ----------
          Total investments.................................     916,330     1,026,971
Cash........................................................       4,532          (380)
Reinsurance recoverable on unpaid losses....................     221,749       270,731
Prepaid reinsurance premiums................................      28,788        19,814
Deferred income taxes.......................................      26,261        17,696
Due from Attorney-in-Fact...................................       9,660        13,347
Other assets................................................      81,184        93,123
                                                              ----------    ----------
          Total assets......................................  $1,288,504    $1,441,302
                                                              ==========    ==========

                                LIABILITIES AND EQUITY
LIABILITIES
Unpaid losses and loss adjustment expenses..................  $  795,449    $  876,721
Funds held under reinsurance treaties.......................     154,539       182,590
Premium deposits............................................      37,248        21,024
Unearned premiums...........................................       8,298        20,886
Other liabilities...........................................      30,658        30,107
                                                              ----------    ----------
          Total liabilities.................................   1,026,192     1,131,328
                                                              ----------    ----------
Commitments and contingencies (Notes 5 and 6)
EQUITY
Surplus.....................................................     253,235       282,359
Unrealized appreciation on securities available-for-sale,
  net of deferred taxes.....................................       9,077        27,615
                                                              ----------    ----------
          Total equity......................................     262,312       309,974
                                                              ----------    ----------
          Total liabilities and equity......................  $1,288,504    $1,441,302
                                                              ==========    ==========

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1995        1996        1997
                                                             --------    --------    --------
REVENUES
Net premiums earned........................................  $105,256    $107,887    $123,330
Net investment income......................................    51,896      49,135      53,892
Net realized investment gains..............................    13,149       5,832      10,296
Other revenue..............................................     2,807       3,164       2,884
                                                             --------    --------    --------
          Total revenues...................................   173,108     166,018     190,402

EXPENSES
Losses and loss adjustment expenses........................   107,889     110,593     120,496
Underwriting expenses......................................    14,743      17,553      25,415
Funds held charges.........................................     6,996      10,273      13,361
                                                             --------    --------    --------
          Total expenses...................................   129,628     138,419     159,272
Income before income taxes.................................    43,480      27,599      31,130
Provision for income taxes.................................    11,402      10,004       2,006
                                                             --------    --------    --------
          Net income.......................................  $ 32,078    $ 17,595    $ 29,124
                                                             ========    ========    ========
Earnings per share (pro forma).............................                          $   2.43
                                                                                     ========

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                       CONSOLIDATED STATEMENTS OF EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                           UNREALIZED
                                                                          APPRECIATION
                                                         SUBORDINATED    (DEPRECIATION)
                                                             LOAN        OF INVESTMENTS,     TOTAL
                                             SURPLUS     CERTIFICATES     NET OF TAXES       EQUITY
                                             --------    ------------    ---------------    --------
Balance at January 1, 1995.................  $203,562      $ 4,603          $(21,160)       $187,005
  Net income...............................    32,078                                         32,078
  Unrealized appreciation of investments,
     net of tax............................                                   40,151          40,151
  Redemption of subordinated loan
     certificates..........................                 (4,603)                           (4,603)
                                             --------      -------          --------        --------
Balance at December 31, 1995...............   235,640           --            18,991         254,631
  Net income...............................    17,595                                         17,595
  Unrealized depreciation of investments,
     net of tax............................                                   (9,914)         (9,914)
                                             --------      -------          --------        --------
Balance at December 31, 1996...............   253,235           --             9,077         262,312
  Net income...............................    29,124                                         29,124
  Unrealized appreciation of investments,
     net of tax............................                                   18,538          18,538
                                             --------      -------          --------        --------
Balance at December 31, 1997...............  $282,359      $    --          $ 27,615        $309,974
                                             ========      =======          ========        ========

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1995         1996         1997
                                                          ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income............................................  $  32,078    $  17,595    $  29,124
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation, accretion and amortization...........      1,473          976       (1,029)
     Realized gains.....................................    (13,149)      (5,832)     (10,296)
     Unpaid losses and loss adjustment expenses, net of
       reinsurance recoverable..........................      7,393       (9,231)      32,290
     Funds held under reinsurance treaties..............     33,819       60,861       28,051
     Premium deposits, net of prepaid reinsurance
       premiums.........................................       (245)     (30,801)      (5,064)
     Deferred income tax provision......................      2,219          776       (1,417)
     Unearned premiums, net of prepaid reinsurance
       premiums.........................................     (2,493)       3,644       10,402
     Due from Attorney-in-Fact..........................     (5,520)      (2,307)      (2,687)
     Other assets.......................................    (13,908)      (1,144)     (12,939)
     Other liabilities..................................      1,467        6,962         (552)
                                                          ---------    ---------    ---------
  Net cash provided by operating activities.............     43,134       41,499       65,883
                                                          =========    =========    =========
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from fixed-maturity investment sales.........    311,871      606,172      228,005
  Proceeds from fixed-maturity investments matured,
     called, or prepaid.................................     43,212       97,325      120,034
  Proceeds from equity investment sales.................         10        3,386       24,249
  Cost of investments acquired..........................   (395,552)    (704,486)    (444,168)
  Change in short-term investments, net.................      6,800      (33,979)       1,085
  Acquisition of goodwill...............................         --       (1,700)          --
                                                          ---------    ---------    ---------
  Net cash used in investing activities.................    (33,659)     (33,282)     (70,795)
CASH FLOWS FROM FINANCING ACTIVITIES
  Subordinated loan certificates redeemed...............     (3,977)        (248)          --
                                                          ---------    ---------    ---------
  Net cash used in financing activities.................     (3,977)        (248)          --
  Net change in cash....................................      5,498        7,969       (4,912)
  Cash at beginning of year.............................     (8,935)      (3,437)       4,532
                                                          ---------    ---------    ---------
  Cash at end of year...................................  $  (3,437)   $   4,532    $    (380)
                                                          =========    =========    =========

                            See accompanying notes.

                        MEDICAL INTER-INSURANCE EXCHANGE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND RELATED MATTERS

     The Exchange was organized as a New Jersey reciprocal insurance exchange in 1977. A New Jersey reciprocal insurance exchange is an entity that may be formed by persons seeking a particular type of insurance coverage. In the case of the Exchange, medical and osteopathic physicians formed the Exchange to provide medical malpractice insurance. Under New Jersey law, the business of a reciprocal insurance exchange must be conducted by a separate entity acting as the attorney-in-fact of such exchange.

     The Attorney-in-Fact is a corporation that is wholly owned by the Medical Society of New Jersey (the "Medical Society") and was originally formed to fulfill the statutory role of attorney-in-fact for the Exchange. In recent years the Attorney-in-Fact has diversified its business, but its principal activity continues to be managing the Exchange. The Attorney-in-Fact manages the Exchange, subject to the supervision of the Board of Governors, pursuant to a management contract that requires the Exchange to reimburse the costs of the Attorney-in-Fact. In addition to the power of attorney contained in such management contract, each member of the Exchange is required to execute a power of attorney in favor of the Attorney-in-Fact to affirm the Attorney-in-Fact's power to act on behalf of the Exchange pursuant to the management contract.

     The rights of a member of the Exchange are similar to the rights of a policyholder of other types of insurance companies. Because members of the Exchange are accorded certain voting rights, members' rights are more closely analogous to the rights of a person insured by a mutual insurance company than the rights of a person insured by a stock insurance company. Members' rights are described under the section entitled "Comparison of Rights." Members' rights include the right to elect the Board of Governors, which has supervisory authority over the Attorney-in-Fact. Therefore, while the day-to-day affairs of the Exchange are managed by the Attorney-in-Fact, the Exchange is ultimately controlled by its members through their power to elect the Board of Governors.

     The Exchange has been operated to generate profits. Such profits are part of the Exchange's surplus account, and the application of such profits is in the Exchange's discretion. Neither the Attorney-in-Fact nor the Medical Society owns the Exchange or has any right to profits generated by the Exchange.

     The Exchange is permitted by law to engage in any line of insurance permitted by its rules and regulations, its certificate of authority, and applicable New Jersey laws. All aspects of the Exchange's operations are regulated by state regulatory authorities, particularly the regulatory authorities of New Jersey, which is the state in which the Exchange is domiciled. State laws regulate the process of soliciting insurance, the underwriting of insurance, the rates charged, the nature of insurance products sold, the financial accounting methods of the insurer, the amount of money required to be maintained by the insurer to guard against insolvency, and many other aspects of the day-to-day operations of the Exchange. See "Business -- Regulation."

     In 1996, the Exchange formed a down-stream holding company, Lawrenceville Holdings, Inc. ("LHI"). On April 16, 1996, LHI acquired all of the common stock of a property and casualty insurance company, Lawrenceville Property and Casualty Co., Inc. ("LP&C"), which is domiciled in Virginia, and is licensed in twenty-two states in the mid-atlantic and southeast regions of the United States.

     The Exchange, LHI and LP&C (collectively, "the Company") provide a wide range of insurance products to the medical profession and health care institutions primarily in the states of New Jersey, Pennsylvania and Texas. The primary business of the Company is medical professional liability and it issues claims-made, modified claims made with prepaid extended reporting endorsements and occurrence policies. The Company currently maintains licenses in twenty-nine states.

                        MEDICAL INTER-INSURANCE EXCHANGE

2.  SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") which differs from statutory accounting practices prescribed or permitted by regulatory authorities. The significant accounting policies followed by the Company that materially affect financial reporting are summarized below:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Exchange, LHI and LP&C (from the date of acquisition, April 16, 1996). During 1996, no business was written by LP&C subsequent to its acquisition. All significant intercompany transactions and balances have been eliminated in the consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

  Investments

     The Company has designated its entire investment portfolio as available-for-sale. As such, all investments are carried at their fair market values. The Company has no securities classified as "trading" or "held-to-maturity." Transfers to these categories are restricted.

     Changes in fair values of available-for-sale securities, after adjustment of deferred income taxes, are reported as unrealized appreciation or depreciation directly in equity and, accordingly, have no effect on net income.

     For the loan-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of securities. Prepayment assumptions are obtained from both proprietary and broker/dealer estimates and are consistent with the current interest rate and economic environment. When actual prepayments differ significantly from anticipated prepayments, which are assessed at least annually, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

     Derivative financial instruments held are classified as other than trading. As such, all derivatives are carried at their fair market values. Changes in fair values, net of deferred taxes, are reported as unrealized appreciation or depreciation directly in equity and, accordingly, have no effect on net income.

     Premiums and discounts on investments are amortized to investment income using the interest method over the contractual lives of the investments. Realized investment gains and losses are included as a component of revenues based on a specific identification of the investment sold.

     Short-term investments include investments maturing within one-year and other cash and cash equivalent balances earning interest.

                        MEDICAL INTER-INSURANCE EXCHANGE

  Losses and Loss Adjustment Expenses

     Estimates for unpaid losses and loss adjustment expenses are based on the Company's evaluation of reported claims and actuarial analyses of the Company's operations since its inception, including assumptions regarding expected ultimate losses and reporting patterns, and estimates of future trends in claim severity and frequency. The Company's philosophy is to have a disciplined process consistently applied in setting and adjusting loss and LAE reserves. Although variability is inherent in such estimates, recorded loss and LAE reserves represent management's best estimate of the remaining costs of settling all incurred claims. Changes in the Company's best estimate of ultimate claim costs are recognized in the period in which the Company's best estimate of those ultimate costs is changed. These estimates are reviewed regularly and any adjustments to prior year reserves are reflected in current year operating results.

     The Company offered pure occurrence coverage from 1977 through 1986 and a form of occurrence coverage, "modified claims made" from 1987 to the present through its Permanent Protection Plan ("PPP") policy. The PPP policy provides coverage for claims reported during the policy period as well as, under the extended reporting endorsement, claims reported after the termination of the policy (for any reason), and thus is reserved on an occurrence basis. Traditional claims-made and occurrence coverages are reserved on a claims-made or occurrence basis, as appropriate.

  Premiums

     Premiums are recorded as earned over the life of the policies to which they apply. Premium deposits represent amounts received prior to the effective date of the new or renewal policy period. The reserve for unearned premiums is determined on a monthly pro-rata basis. Gross premiums include both direct and assumed premiums earned.

  Reinsurance

     Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with the accounting for the original policies issued and the terms of the reinsurance contracts. Premium deposits, unearned premiums, and unpaid losses and loss adjustment expenses are reported gross of reinsurance amounts.

     All reinsurance contracts are accounted for in accordance with the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", which provides the criteria for determining whether the contracts should be accounted for utilizing reinsurance accounting or deposit accounting. Reinsurance contracts that do not satisfy certain requirements of SFAS No. 113 are accounted for by the deposit method. Recorded deposits are adjusted once a loss is incurred that will be reimbursed under such contracts. At that time, the deposit is measured by the present value of the expected future cash flows arising from the contract.

  Deferred Policy Acquisition Costs

     Policy acquisition costs, (primarily commissions, premium taxes and other selling expenses) which vary with and are directly related to the production of business, are capitalized and amortized over the effective period of the related policies. Anticipated investment income is considered in determining if premium deficiencies exist.

                        MEDICAL INTER-INSURANCE EXCHANGE

  Software Development Costs

     Costs incurred in the development of software used for Company operations are capitalized and amortized over a useful life ranging from three to five years.

  Income Taxes

     Deferred income taxes arise as a result of applying enacted statutory tax rates to the temporary differences between the financial statement carrying value and the tax basis of assets and liabilities.

  Reclassification

     Certain amounts have been reclassified for the prior years to be comparable to the 1997 presentation.

  Cash Flow Reporting

     For purposes of reporting cash-flows, cash consists of amounts held at banks, cash in money market accounts and time deposits with original maturities of generally three months or less.

  Pro forma Earnings per Share

     The earnings per share reflected on the consolidated statements of income is calculated on a pro forma basis and gives effect in both periods to the assumed aggregate issuance of approximately 12,000,000 shares of Common Stock to Distributees upon consummation of the Reorganization, and does not give effect to the sale of Common Stock in the anticipated Public Offering or to the issuance of Common Stock to the Medical Society in connection with the purchase of the Attorney-in-Fact.

  Recent Accounting Pronouncements

     In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides new accounting and reporting standards for transfers of financial assets and extinguishments of liabilities. The Company adopted this statement on January 1, 1997 with no significant impact on its financial position or results of operations.

     In December 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance for determining when a liability for guaranty fund and other insurance-related assessments should be recognized and how such liability should be measured. The adoption of this statement is not expected to have a significant impact on the Company's financial position or results of operations.

                        MEDICAL INTER-INSURANCE EXCHANGE

3.  LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                               1995        1996        1997
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Balance as of January 1, net of reinsurance recoverable of
  $112.9 million, $165.7 million and $221.7 million,
  respectively.............................................  $575,538    $582,931    $573,700
Incurred related to:
  Current year.............................................   107,889     110,593     120,496
  Prior years..............................................
                                                             --------    --------    --------
Total incurred.............................................   107,889     110,593     120,496
Paid related to:
  Current year.............................................     3,000       3,630       3,930
  Prior years..............................................    97,496     116,194      84,276
                                                             --------    --------    --------
Total paid.................................................   100,496     119,824      88,206
                                                             --------    --------    --------
Balance as of December 31, net of reinsurance
  recoverable..............................................   582,931     573,700     605,990
Reinsurance recoverable....................................   165,729     221,749     270,731
                                                             --------    --------    --------
Balance, gross of reinsurance..............................  $748,660    $795,449    $876,721
                                                             ========    ========    ========

     The Company did not adjust prior year gross reserves in the aggregate for all periods presented, except for minor development in 1997. At December 31, 1995, 1996 and 1997, reserves for gross losses and loss adjustment expenses on incurred but not reported claims amounted to $477.0 million, $500.0 million and $593.2 million, respectively, of which $330.0 million, $350.9 million and $430.3 million related to prior years.

     Loss and loss adjustment expense reserve estimates have been reviewed regularly and adjusted where judged prudent to do so. Medical malpractice business, particularly occurrence or occurrence-like coverage, has a very long development period. Cases may take years to be reported, and, as a rule, take several years to adjust, settle or litigate.

     The aggregate excess reinsurance contracts provide coverage for losses and allocated loss adjustment expenses above aggregate retentions. The aggregate excess reinsurance contracts, therefore, have the effect of holding net incurred losses and allocated loss adjustment expenses at a constant level as long as losses and allocated loss adjustment expenses remain within the coverage limits, which occurred for the years ended December 31, 1995, 1996 and 1997.

     In addition, general long term trends impacting ultimate reserve values such as changes in liability standards and expanding views of contract interpretation increase the uncertainty. While certain individual cases were settled during 1995, 1996 and 1997 at values more or less than specific case reserve amounts established in prior years, there were no overall indications that prior established best estimates, including the significant portion of reserves for incurred but not reported claims, should be adjusted.

4.  MANAGEMENT SERVICES AGREEMENT

     Management services agreements between the Exchange and the Attorney-in-Fact and LP&C and the Attorney-in-Fact provide, among other things, that the Attorney-in-Fact is responsible for the administration and management of the Exchange and LP&C. These agreements have been filed with the insurance departments of the Exchange's and LP&C's respective domiciliary states. The agreement between the Exchange and the Attorney-in-Fact empowers the Attorney-in-Fact to issue, modify, reinsure, or cancel contracts; to adjust and settle claims; to accept service of process; to collect and have charge of all funds

                        MEDICAL INTER-INSURANCE EXCHANGE
coming into the Exchange; to keep the books and accounts of the Exchange; and to do any and all things necessary to comply with any laws, subject to the control, supervision and direction of the Board of Governors of the Exchange. This agreement is automatically renewable each year unless notice of termination by either party has been provided by December 1 of the preceding year. No such notice has been given.

     The agreement between LP&C and the Attorney-in-Fact provides for similar services to be performed by the Attorney-in-Fact for LP&C, subject to the general supervision of the Board of Directors of LP&C. This agreement is automatically renewable for three-year terms unless notice of termination by either party has been provided by April 16 of the year preceding the expiration of the agreement.

     In exchange for services provided, fees are paid to the Attorney-in-Fact by the Exchange and LP&C equal to actual direct expenses of the Attorney-in-Fact incurred in performing services on behalf of the Exchange and LP&C, plus in the case of the LP&C agreement, 3 percent of LP&C's revenues of the preceding calendar year. Expenses of the Attorney-in-Fact reimbursed by the Exchange and LP&C amounted to $18.6 million in 1996 and $26.2 million in 1997. LP&C was acquired by the Exchange in 1996 and generated no revenue during such year. Therefore, 1997 payments to the Attorney-in-Fact under the LP&C agreement were only in respect of actual direct expenses of the Attorney-in-Fact.

5.  INVESTMENTS

     The Company's investment strategy focuses primarily on the purchase of high-quality debt securities, which resulted in the fixed income portfolios having a Standard and Poor's average quality rating of AA+ at December 31, 1997. The portfolio does not include any investments in real estate or below investment grade securities.

     The actual or amortized cost and estimated market value of the Company's available-for-sale securities as of December 31, 1996 and 1997 were as follows:

                                                                  GROSS UNREALIZED     ESTIMATED
                                                     AMORTIZED    -----------------     MARKET
                                                       COST        GAINS     LOSSES      VALUE
                                                     ---------    -------    ------    ---------
                                                                   (IN THOUSANDS)
1996
U.S. Treasury securities and obligations of U.S
  government corporations and agencies.............  $184,571     $ 1,179    $3,244    $182,506
Obligations of states and political subdivisions...   258,775       3,268       429     261,614
Corporate securities...............................    56,607         376       188      56,795
Mortgage-backed and other asset backed
  securities.......................................   260,849       3,168     2,062     261,955
                                                     --------     -------    ------    --------
Total fixed maturity investments...................   760,802       7,991     5,923     762,870
Equity investments.................................    55,334      12,071       175      67,230
                                                     --------     -------    ------    --------
          Total investments........................  $816,136     $20,062    $6,098    $830,100
                                                     ========     =======    ======    ========
1997
U.S. Treasury securities and obligations of U.S
  government corporations and agencies.............  $188,715     $ 4,348    $   56    $193,007
Obligations of states and political subdivisions...   202,386       7,224         5     209,605
Corporate securities...............................   130,159       3,747       567     133,339
Mortgage-backed and other asset backed
  securities.......................................   311,562       5,702       469     316,795
                                                     --------     -------    ------    --------
Total fixed maturity investments...................   832,822      21,021     1,097     852,746
Equity investments.................................    66,520      23,154       594      89,080
                                                     --------     -------    ------    --------
          Total investments........................  $899,342     $44,175    $1,691    $941,826
                                                     ========     =======    ======    ========

                        MEDICAL INTER-INSURANCE EXCHANGE

     The fair values for fixed maturity investments are based on quoted marked prices, where available. For fixed maturity investments not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices. At December 31, 1996 and 1997, $52.3 million and $69.7, million respectively, of the Company's equity investments were invested in the Vanguard Institutional Index Fund.

     The amortized cost and estimated fair value of fixed maturity investments at December 31, 1997, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              AMORTIZED    ESTIMATED
                                                                COST       FAIR VALUE
                                                              ---------    ----------
                                                                  (IN THOUSANDS)
Due in one year or less.....................................  $  7,116      $  7,122
Due after one year through five years.......................   138,800       140,904
Due after five years through ten years......................   188,114       193,890
Due after ten years.........................................   187,230       194,034
Mortgage-backed and other asset backed securities...........   311,562       316,796
                                                              --------      --------
          Total.............................................  $832,822      $852,746
                                                              ========      ========

     Major categories of the Company's net investment income are summarized as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Fixed maturity investments............................  $50,624    $46,051    $49,241
Equity investments....................................      829      2,149      1,678
Other.................................................    3,267      3,172      5,700
                                                        -------    -------    -------
  Subtotal............................................   54,720     51,372     56,619
Investment expenses...................................    2,824      2,237      2,727
                                                        -------    -------    -------
Net investment income.................................  $51,896    $49,135    $53,892
                                                        =======    =======    =======

     Realized gains and losses from sales of investments are summarized as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Fixed maturity investments
  Gross realized gains................................  $14,806    $11,522    $ 2,803
  Gross realized losses...............................    1,657      3,279      1,158
                                                        -------    -------    -------
Net realized gains on fixed maturity investments......   13,149      8,243      1,645
Equity investments
  Gross realized gains................................       --        474      8,719
  Gross realized losses...............................       --      2,885         68
                                                        -------    -------    -------
Net realized gains (losses) on equity investments.....       --     (2,411)     8,651
                                                        -------    -------    -------
Net realized gains on investments.....................  $13,149    $ 5,832    $10,296
                                                        =======    =======    =======

                        MEDICAL INTER-INSURANCE EXCHANGE

     The change in the Company's unrealized appreciation (depreciation) on fixed maturity investments was $59,093, ($24,896), and $17,856 for the years ended December 31, 1995, 1996 and 1997, respectively. The corresponding amounts for equity investments were $2,253, $9,643, and $10,664.

     At December 31, 1997, investments in fixed maturity investments with a carrying amount of approximately $6.8 million were on deposit with state insurance departments to satisfy regulatory requirements.

6.  REINSURANCE

     Certain premiums, losses and loss adjustment expenses are ceded to other insurance companies under various reinsurance agreements in-force during 1995, 1996 and 1997. These reinsurance agreements protect the underwriting and operating results from unexpected increases in frequency, severity, and acceleration of the payments of losses and loss adjustment expenses, and contain the following significant terms:

      CONTRACT         COVERAGE TYPE          RETENTION             COVERAGE LIMIT              OTHER
      --------         -------------          ---------             --------------              -----
1995 Specific Excess    Per loss       $2-$3 million            $18 million              Aggregate deductible
                                                                                         Aggregate limits
1995 Aggregate Excess   Aggregate      75% loss and ALAE ratio  75% loss and ALAE ratio  Aggregate limit
1996 Specific Excess    Per loss       $2-$3 million            $28 million              Aggregate deductible
                                                                                         Aggregate limits
1996 Aggregate Excess   Aggregate      75% loss and ALAE ratio  75% loss and ALAE ratio  Aggregate limit
1997 Specific Excess    Per loss       $2-$3 million            $38 million              Aggregate deductible
                                                                                         Aggregate limits
1997 Aggregate Excess   Aggregate      75% loss and ALAE ratio  75% loss and ALAE ratio  Aggregate limit

     In addition, in 1992, the Company entered into a combined aggregate and specific excess of loss contract to protect statutory underwriting and operating results from adverse development on those losses and ALAE which occurred on or before December 31, 1992. This contract is being accounted for using deposit accounting on a GAAP basis. The net deposit carried related to this contract is $0 as the initial consideration under this contract was retained by the Company as an unrestricted funds held liability. The deposit has not been adjusted since initially recorded in 1992.

     The effect of assumed and ceded reinsurance on premiums is summarized in the following table (dollars in thousands):

                               1995                    1996                    1997
                       --------------------    --------------------    --------------------
                       WRITTEN      EARNED     WRITTEN      EARNED     WRITTEN      EARNED
                       --------    --------    --------    --------    --------    --------
Direct...............  $137,291    $136,544    $143,218    $142,399    $162,430    $150,099
Assumed..............       775         345       3,550       2,187      15,478      15,568
Ceded................   (35,303)    (31,633)    (34,890)    (36,699)    (44,522)    (42,337)
                       --------    --------    --------    --------    --------    --------
Net premiums.........  $102,763    $105,256    $111,878    $107,887    $133,386    $123,330
                       ========    ========    ========    ========    ========    ========

     During 1995, 1996 and 1997, approximately $53.4 million, $56.8 million and $68.9 million, respectively, of losses and loss adjustment expenses were ceded to reinsurers.

     The Company remains liable in the event that amounts recoverable from reinsurers are uncollectible. To minimize its exposure to losses from reinsurer insolvencies, the Company enters into reinsurance arrangements with carriers rated "A" or better by A.M. Best. At December 31, 1996 and 1997, the Company held collateral under related reinsurance agreements for all unpaid losses and loss adjustment expenses ceded in the form of funds withheld of $154.5 million and $182.6 million and letters of credit of $93.9 million and $126.7 million, respectively.

                        MEDICAL INTER-INSURANCE EXCHANGE

     In accordance with the provisions of the reinsurance contracts, the funds withheld are credited with interest at contractual rates ranging from 7.5% to 8.6%, which is recorded as a period expense in the year incurred. There are no restrictions on investments held in support of funds withheld.

7.  COMMITMENTS, OFF BALANCE SHEET RISK AND OTHER LIABILITIES

     Investment securities with an aggregate market value of $131.2 million and $92.1 million were loaned to various brokers in connection with a securities lending program at December 31, 1996 and 1997, respectively. These securities are returnable on demand and collateralized by cash deposits amounting to approximately 102% of the market value of the securities loaned. Since the Company may demand that a counterparty return the securities which it has borrowed at any time, the Company retains effective control of all assets participating in the securities lending program. The Company receives lending fees and continues to earn interest on the loaned securities.

     In 1997, the Company implemented an "equity collar" (collar) around the Company's equity securities of $81.6 million. An "equity collar" is an option position created with the simultaneous purchase and sale of an equal number of put and call options which serves as a hedge transaction, the purpose of which is to reduce equity market volatility and to protect surplus from significant declines in the market value of the Company's equity securities. This resulting option position establishes both a ceiling and a floor with respect to the financial performance of the underlying asset, upon which the "equity collar" is established, for a specified time period. The collar transaction was executed on July 8, 1997 and expired on January 2, 1998. The collar was constructed using European-style S&P 500 options and as of December 31, 1997, the collar had no unrealized gain or loss. A "European-style" option is an option contract that may be exercised only upon expiration of the contract. To minimize loss exposure due to credit risk, the Company utilizes intermediaries with a Standard and Poor's rating of "AA" or better.

     The Company currently purchases annuities without recourse on a competitive basis to fund settlements of indemnity losses. The nature and terms of the annuities vary according to settlements. The current value of annuities purchased in prior years from other insurance companies, but with recourse to the Company, and reflected as an other asset and an other liability in the consolidated balance sheets, totaled $18.8 million as of December 31, 1996 and 1997, respectively. The Company becomes liable only in the event that an insurance company cannot meet its obligations under existing agreements and state guarantee funds are not available. To minimize its exposure to such losses, the Company only utilizes insurance companies with an A.M. Best rating of "A+" or better.

     As of December 31, 1996 and 1997, the Exchange is guarantor for space leased by the Attorney-in-Fact. The lease expires in May 2001, with total minimum lease payments remaining of $1.8 million. Additionally, the Exchange has extended a line of credit to an Attorney-in-Fact subsidiary in an amount up to $5.0 million, none of which was outstanding at December 31, 1996 or 1997. The Exchange guarantees a bank loan on behalf of the Attorney-in-Fact, which had an outstanding balance of $2.4 million and $1.6 million at December 31, 1996 and 1997, respectively.

8.  STATUTORY ACCOUNTING PRACTICES

     The Exchange, domiciled in New Jersey and LP&C, domiciled in Virginia, prepare statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance and the Virginia Department of Insurance, respectively. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the "NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is

                        MEDICAL INTER-INSURANCE EXCHANGE
expected to constitute the only source of "prescribed" statutory accounting practices. Policyholders' surplus and net income, as reported to the domiciliary state insurance departments in accordance with its prescribed or permitted statutory accounting practices for these two companies, are summarized as follows:

                                                       1995        1996        1997
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Statutory net income for the year..................  $ 35,994    $ 20,078    $ 30,302
Statutory surplus at year-end......................   184,651     208,478     242,395

     The maximum amount of dividends that domestic insurance companies in New Jersey and Virginia can pay to their policyholders without prior approval of the respective insurance commissioners of those states is subject to restrictions relating to statutory surplus and statutory net income. No dividends were paid or declared in 1995, 1996 or 1997.

9.  INCOME TAXES

     For federal income tax purposes, the Exchange files a consolidated return with its subsidiaries.

     The components of the income tax provision in the accompanying statements of income are summarized as follows:

                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Current income tax expense............................  $ 9,183    $ 9,228    $ 3,423
Deferred income tax expense/(benefit).................    2,219        776     (1,417)
                                                        -------    -------    -------
Total income tax expense..............................  $11,402    $10,004    $ 2,006
                                                        =======    =======    =======

     A reconciliation of income tax computed at the federal statutory tax rate to total income tax expense is as follows:

                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Federal income tax at 35%.............................  $15,218    $ 9,660    $10,896
Increase (decrease) in taxes resulting from:
  Tax-exempt interest.................................   (3,893)    (4,490)    (3,583)
  Provision for (reversal of) tax contingencies and
     other tax matters................................        0      5,224     (4,217)
  Other...............................................       77       (390)    (1,090)
                                                        -------    -------    -------
          Total income taxes..........................  $11,402    $10,004    $ 2,006
                                                        =======    =======    =======

                        MEDICAL INTER-INSURANCE EXCHANGE

     Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Discounting of loss reserves..............................  $29,290    $30,820
  Other.....................................................    2,101      2,186
                                                              -------    -------
          Total deferred tax assets.........................   31,391     33,006
                                                              -------    -------
Deferred tax liabilities:
  Unrealized gains on fixed maturity investments............      723      6,973
  Unrealized gains on equity investments....................    4,164      7,896
  Other.....................................................      243        441
                                                              -------    -------
          Total deferred tax liabilities....................    5,130     15,310
                                                              -------    -------
          Net deferred tax assets...........................  $26,261    $17,696
                                                              =======    =======

     Deferred tax assets are presently considered by management to be realizable based on the level of anticipated future taxable income. Net deferred tax assets and income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would impact management's conclusions as to the ultimate realizability of deferred tax assets.

     At December 31, 1996 and 1997, the Company had income taxes payable included in other liabilities of $7.4 million and $2.2 million, respectively.

     The amount of income taxes paid in 1995, 1996 and 1997 was $3.9 million, $3.6 million and $6.0 million, respectively.

     As a result of developments during 1996 related to Internal Revenue Service examinations, the Company established a provision for tax contingencies of $5.2 million. During 1997, the Company reached favorable resolutions and was able to release $4.2 million of that amount. The federal income tax returns of the Company have been examined by the Internal Revenue Service through the years 1994. Management believes the Company has adequately provided for any remaining tax contingencies.

10.  NOTES RECEIVABLE

     The Company held a note receivable of $3.2 million and $3.0 million, included in other assets, at December 31, 1996 and 1997, respectively, from the Medical Society of New Jersey, collateralized by the building in which the Company maintains its home office. The note provides for monthly payments of $40,000, which includes interest at 9.05% until September 1, 2004 and reduced payments thereafter until June 1, 2009.

11.  PLAN OF REORGANIZATION

     In 1997, the Exchange's Board of Governors unanimously approved a plan to convert from a reciprocal insurance exchange to a New Jersey domestic stock insurer. On March 5, 1998, the Commissioner of Banking and Insurance of the State of New Jersey approved this plan subject to ratification by members of the Exchange at a special meeting.

                                   SCHEDULE I

      SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                                     AMOUNT ON
                                                           COST      FAIR VALUE    BALANCE SHEET
                                                         --------    ----------    -------------
Fixed maturities:
Bonds:
  United States government and government agencies and
     authorities.......................................  $409,356    $  418,235     $  418,235
  States, municipalities and political subdivisions....   202,386       209,605        209,605
  Public utilities.....................................       948           970            970
  All other corporate bonds............................   218,532       222,336        222,336
  Certificates of deposit..............................     1,600         1,600          1,600
                                                         --------    ----------     ----------
     Total fixed maturities............................   832,822       852,746        852,746
                                                         --------    ----------     ----------
Equity securities:
  Common stock:
     Public utilities..................................       493           668            668
     Banks, trust and insurance companies..............     3,940         4,745          4,745
     Industrial, miscellaneous and all other...........    10,107        13,923         13,923
     Mutual funds......................................    51,980        69,744         69,744
                                                         --------    ----------     ----------
     Total equity securities...........................    66,520        89,080         89,080
                                                         --------    ----------     ----------
Short-term investments.................................    85,145        85,145         85,145
                                                         --------    ----------     ----------
Total investments......................................  $984,487    $1,026,971     $1,026,971
                                                         ========    ==========     ==========

                                                                         ANNEX A

                             PLAN OF REORGANIZATION

                                       OF

                 MEDICAL INTER-INSURANCE EXCHANGE OF NEW JERSEY

                          AS FILED WITH THE NEW JERSEY
                      DEPARTMENT OF BANKING AND INSURANCE
                                       ON
                                OCTOBER 16, 1997

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I: DEFINITIONS......................................  A-1
ARTICLE II: APPROVAL BY THE COMMISSIONER....................  A-3
  2.1  Application..........................................  A-3
  2.2  Commissioner's Public Hearing........................  A-3
  2.3  Approval of Plan.....................................  A-3
ARTICLE III: APPROVAL BY MEMBERS............................  A-3
  3.1  Member Vote..........................................  A-3
  3.2  Notice of Members' Meeting...........................  A-3
  3.3  Certification........................................  A-4
ARTICLE IV: THE REORGANIZATION..............................  A-4
  4.1  Holding Company and Stock Insurer....................  A-4
  4.2  Effect of Reorganization.............................  A-4
  4.3  Conditions to Effectiveness of Plan..................  A-4
  4.4  Initial Public Offering..............................  A-5
ARTICLE V: POLICIES.........................................  A-5
  5.1  Policies.............................................  A-5
  5.2  Who is a Named Insured...............................  A-5
  5.3  In Force.............................................  A-5
ARTICLE VI: ALLOCATION OF CONSIDERATION TO DISTRIBUTEES.....  A-6
  6.1  Allocation of Consideration..........................  A-6
  6.2  Payment of Consideration.............................  A-6
ARTICLE VII: ACQUISITION OF THE UNDERWRITER.................  A-7
  7.1  Stock Purchase Agreement.............................  A-7
  7.2  Determination of Consideration for Stock of the
     Underwriter............................................  A-7
ARTICLE VIII: ADDITIONAL PROVISIONS.........................  A-7
  8.1  Assumption Certificates..............................  A-7
  8.2  Notices..............................................  A-7
  8.3  Adjustment of Share Numbers..........................  A-7
  8.4  Authority to Remedy Errors...........................  A-7
  8.5  Corrections..........................................  A-7
  8.6  Amendment of the Plan................................  A-7
  8.7  Extension of Time Periods............................  A-7
  8.8  Abandonment of Plan..................................  A-7
  8.9  Costs and Expenses...................................  A-7
  8.10 Addresses of Members.................................  A-8
  8.11 Governing Law........................................  A-8
  8.12 Confidentiality......................................  A-8

EXHIBIT A  --   Form of Certificate of Incorporation of the Holding Company
                (omitted from this copy)
EXHIBIT B  --   Form of By-Laws of the Holding Company (omitted from this
                copy)
EXHIBIT C  --   Form of Certificate of Incorporation of the Stock Insurer
                (omitted from this copy)
EXHIBIT D  --   Form of By-Laws of the Stock Insurer (omitted from this
                copy)
EXHIBIT E  --   Form of Assumption Reinsurance and Administration Agreement
                between the Company and the Stock Insurer (omitted from this copy)
EXHIBIT F  --   Form of Assignment and Assumption Agreement between the
                Company and the Stock Insurer (omitted from this copy)
EXHIBIT G  --   Form of Stock Purchase Agreement between and among the
                Holding Company and the Medical Society of New Jersey
                (omitted from this copy)

                             PLAN OF REORGANIZATION
                                       OF
                 MEDICAL INTER-INSURANCE EXCHANGE OF NEW JERSEY

     This Plan of Reorganization, which has been adopted by the Board of Governors (the "Board") of Medical Inter-Insurance Exchange of New Jersey (the "Company"), a reciprocal insurer organized under Chapter 50, Title 17 of the New Jersey Statutes, at a meeting duly called and held at the offices of the Company on October 15, 1997 (the "Adoption Date"), provides for the reorganization of the Company from a reciprocal insurer into a New Jersey stock domestic stock insurer owned by a Delaware stock holding company.

     The principal purposes for the Company's reorganization are to enhance the Company's strategic and financial flexibility and to provide Distributees with
(i) marketable stock of The MIIX Group, Incorporated (the "Holding Company"), a newly-formed corporation that upon the effectiveness of this Plan of Reorganization will become the holding company for MIIX Insurance Company (the "Stock Insurer"), the successor to the Company, or, (ii) in certain cases, cash. THE REORGANIZATION WILL NOT IN ANY WAY CHANGE PREMIUMS OR REDUCE POLICY BENEFITS OR OTHER POLICY OBLIGATIONS PROVIDED UNDER EXISTING POLICIES ISSUED TO THE COMPANY'S POLICYHOLDERS.

     At present, the Company can increase its capital primarily through retained surplus contributed by its business. The Company's management believes that in the long term this source will not be sufficient to meet its business objectives. The Company's business has generated significant contributions to statutory surplus, but management believes that growth is necessary to remain an effective, competitive, financially secure insurer in the future and that such growth requires additional permanent capital beyond that which can be internally generated. Upon reorganization, the Stock Insurer, the successor to the Company, will have a corporate structure that will enable it to access the capital markets through its proposed parent Holding Company. This new corporate structure will enable the successor to the Company to obtain capital from a variety of sources, including through an initial public offering of the common stock of the Holding Company, which may be conducted at the discretion of the Board concurrent with or at any time after the effectiveness of the reorganization of the Company as set forth herein. In addition, the new corporate structure will facilitate potential acquisitions by creating a more flexible corporate organization which, among other things, will permit the issuance of stock to consummate such acquisitions. Finally, the reorganization of the Company pursuant to this Plan of Reorganization will provide Distributees with marketable shares of Holding Company stock or cash.

     The Company and the Board intend that the reorganization, including the transfer of assets of the Company to the Stock Issuer as described in Section
4.2 below and the distribution of Holding Company Stock to Members, qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

                             ARTICLE I: DEFINITIONS

     As used in this Plan of Reorganization, the following terms have the following meanings:

     "Adoption Date" has the meaning specified in the first paragraph hereof.

     "Allocable Shares" means 12 million shares of common stock of the Holding Company.

     "Board" has the meaning specified in the first paragraph hereof.

     "Certificate of Authority" has the meaning specified in Section 4.3.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" has the meaning specified in the first paragraph hereof.

     "Commissioner" means the Commissioner of Banking and Insurance of the State of New Jersey, or such governmental officer, body or authority as may succeed such Commissioner as the primary regulator of the Company's insurance business under applicable law.

     "Conversion Value" means the price per share at which Holding Company Stock is offered to the public in the Initial Public Offering, or, if no Initial Public Offering shall have been made, the price per share that would reflect the economic value of the Holding Company Stock as determined in good faith by the Board.

     "Distributee" means a Member or a Look-Back Insured.

     "Effective Date" has the meaning specified in Section 4.3.

     "Effective Time" has the meaning specified in Section 4.3.

     "Final Order Date" has the meaning specified in Section 4.3.

     "Holding Company" means The MIIX Group, Incorporated, a corporation organized under the laws of the State of Delaware.

     "Holding Company Stock" means the shares of common stock, par value $.01 per share, of the Holding Company.

     "In Force" has the meaning specified in Section 5.3.

     "Information Statement" has the meaning specified in Section 3.2.

     "Initial Public Offering" means an initial public offering by the Holding Company of shares of Holding Company Stock.

     "Look-Back Insured" means a Person who is not a Member, but who at any time during the three-year period prior to the Adoption Date was the Named Insured in one or more Policies issued by the Company and who, therefore, was a member of the Company during such period under Article II of the Company's Rules & Regulations.

     "Member" means a Person who is the Named Insured in one or more Policies that are In Force on the Adoption Date and who, therefore, is a member on the Adoption Date under Article II of the Company's Rules & Regulations.

     "Members' Meeting" has the meaning specified in Section 3. 1.

     "Membership Interests" means, as of the Effective Date, all the rights or interests of Members of the Company at such time arising under the Rules and Regulations of the Company or otherwise by law, including, but not limited to, any right to vote and any right to a return of the surplus of the Company, which may exist with regard to the surplus of the Company not apportioned or declared prior to the Effective Date by the Board for policyholder dividends. For purposes of the Plan of Reorganization, Membership Interests shall not include any other right expressly conferred by an insurance policy.

     "Named Insured" shall have the meaning specified in Section 5.2.

     "Person" means a natural person. A Person who is the Named Insured of Policies in more than one legal capacity (e.g., a trustee under separate trusts) shall be deemed to be a separate Person in each such capacity.

     "Plan of Reorganization" means this Plan of Reorganization (including all Exhibits hereto), as it may be amended from time to time in accordance with
Section 8.7.

     "Policy" has the meaning specified in Section 5.1.

     "Public Hearing" has the meaning specified in Section 2.2.

     "Stock Insurer" means MIIX Insurance Company, a newly-incorporated New Jersey domestic stock insurer that is a wholly owned subsidiary of the Holding Company and is the successor to the Company.

     "Transfer Agent" means the transfer agent to be designated by the Company, or its successors or assigns.

     "Underwriter" means New Jersey State Medical Underwriters, Inc., a New Jersey Corporation that is the attorney-in-fact for the Company.

                    ARTICLE II: APPROVAL BY THE COMMISSIONER

     2.1. Application. The Company shall seek the approval of the Commissioner for the reorganization of the Company into a stock insurer owned by a stock holding company, as set forth in Article IV below by filing with the Commissioner an application including the following documents:

          (a) this Plan of Reorganization, including all exhibits hereto;

          (b) a certification that this Plan of Reorganization has been duly adopted by a vote of at least two-thirds of the members of the Board; and

          (c) any other additional information as the Commissioner may reasonably request.

In addition, the Holding Company shall file with the Commissioner an application for the formation of the Stock Insurer containing all required documents.

     2.2. Commissioner's Public Hearing. (a) This Plan of Reorganization is subject to the approval of the Commissioner after a hearing thereon (the "Public Hearing"), which shall be held pursuant to procedures established by the Commissioner under New Jersey law and regulations.

     2.3. Approval of Plan. The Commissioner shall make a determination whether to approve the Plan of Reorganization after the completion of the Public Hearing. The Stock Insurer shall be formed and licensed to do business for the same lines of insurance currently permitted of the Company upon the entry of an order by the Commissioner approving the Plan and the transactions contemplated thereby.

                        ARTICLE III: APPROVAL BY MEMBERS

     3.1. Member Vote. After the Commissioner's determination to approve the Plan, the Company shall hold a special meeting of Members (the "Members' Meeting"). At such Members' Meeting, the Members shall be entitled to vote on the proposal to approve the Plan of Reorganization.

          (a) The Plan of Reorganization is subject to the approval of not less than two-thirds of the votes of the Members voting thereon in person or by proxy at the Members' Meeting.

          (b) Based upon the Company's records and pursuant to Article II, Section Three of the Company's Rules and Regulations, each Member shall be entitled to one vote.

     3.2. Notice of Members' Meeting. (a) The Company shall mail notice of the Members' Meeting to all Members. The notice shall set forth the reasons for the vote and the time and place of the Members' Meeting. Such notice shall be sent by first class mail to the address of each Member as it appears on the records of the Company, at least 30 days prior to the Members' Meeting and shall be in a form satisfactory to the Commissioner.

          (b) Such notice of such Members' Meeting shall include an information statement (the "Information Statement") containing the following information:

             (i) a copy of the Plan;

             (ii) a copy of the Commissioner's order approving the Plan;

             (iii) an explanation of the Plan;

             (iv) a copy of an opinion from a nationally-recognized investment banking firm to the effect that the Plan is fair from a financial point of view as at the date of such opinion; and

             (v) a description of the Company's business, including financial statements.

     3.3. Certification. Promptly after the Members' Meeting, the Company shall file a certification with the Commissioner setting forth the vote and certifying whether the Plan of Reorganization was approved by at least two-thirds of the votes of the Members voting in person or by proxy at the Members' Meeting.

                         ARTICLE IV: THE REORGANIZATION

     4.1.  Holding Company and Stock Insurer.  Prior to the Effective Time,
(i) the Holding Company shall exist as a duly organized Delaware corporation that is a wholly-owned subsidiary of the Company, and (ii) the Holding Company shall own 100% of the stock of the Stock Insurer, which shall be a duly organized New Jersey insurer.

     4.2.  Effect of Reorganization.  (a) At the Effective Time:

             (i) pursuant to the Assumption Reinsurance and Administration Agreement between the Company and the Stock Insurer substantially in the form attached hereto as Exhibit E and the Assignment and Assumption Agreement between the Company and the Stock Insurer substantially in the form attached hereto as Exhibit F, all of the assets of the Company, except the voting stock of the Holding Company, and the cash to be distributed to Distributees pursuant to Article VI hereunder, shall be transferred to the Stock Insurer, in exchange, all of the Company's insurance and non-insurance liabilities shall be assumed by the Stock Insurer without recourse to the Company;

             (ii) pursuant to the Stock Purchase Agreement between and among the Holding Company and The Medical Society of the State of New Jersey substantially in the form attached hereto as Exhibit G (the "Stock Purchase Agreement"), the Holding Company shall acquire 100% of the stock of the Underwriter, in exchange for newly-issued Holding Company Stock and cash, pursuant to a formula as set forth in Section 7.2 below;

             (iii) Distributees shall be entitled to receive Holding Company Stock or cash, allocated pursuant to Article VI hereof;

             (iv) all Membership Interests shall be extinguished; and

             (v) the Company shall dissolve.

          (b) On the Effective Date, the Company shall cause to be issued to the Transfer Agent, for the respective accounts of the Distributees entitled to receive such stock pursuant to Article VI, a number of shares of Holding Company Stock determined in accordance with Article VI.

          (c) As promptly as possible after the Effective Date, the Transfer Agent shall transfer to the Distributees such shares of Holding Company Stock, allocated in accordance with Article VI, as are registered in the respective names of such Distributees. As promptly as possible after the Effective Date, the Holding Company shall pay or cause the Company to pay or credit cash consideration to eligible Distributees in accordance with
     Article VI.

     4.3. Conditions to Effectiveness of Plan. The effectiveness of the Plan is subject to the conditions that:

             (i) the Company has received an opinion from a nationally-recognized investment banking firm to the effect that the Plan is fair from a financial point of view as at the date of such opinion;

             (ii) the Company has received on or prior to the Effective Date rulings from the Internal Revenue Service or opinions of its tax advisors substantially to the effect that the transfer of Company's assets to, and assumption of its liabilities by, the Stock Insurer, and dissolution of the Company, shall qualify as a tax-free reorganization.

             (iii) the Members shall have approved the Plan as specified in
        Section 3.3 hereof;

             (iv) the Underwriter shall cancel all powers of attorney entered into with any applicant for insurance with the Company;

             (v) all requisite approvals of the Assumption Reinsurance and Administration Agreement shall have been obtained;

             (vi) the Company shall have filed with the Commissioner the certificate set forth in Section 3.3 hereof and a certificate stating that the conditions set forth in clause (ii) -- (v) have been satisfied; and

             (vii) the order of the Commissioner set forth in Section 2.5 has become final (the date of such event the "Final Order Date"), and the Commissioner shall have issued a certificate of authority (the "Certificate of Authority") to the Stock Insurer to do business for the same lines of insurance currently permitted of the Company and shall have granted to the Stock Insurer any required rate and form approvals.

The effective date of the Plan of Reorganization (the "Effective Date") shall be the date on which the Certificate of Authority issued by the Commissioner becomes effective, provided that in no event shall the Effective Date be less than 30 days after the Final Order Date nor more than 12 months after the Final Order Date, unless such period is extended by the Commissioner. The Plan of Reorganization shall be deemed to have become effective on the Effective Date at the time specified in the Certificate of Authority (the "Effective Time").

     4.4. Initial Public Offering. An Initial Public Offering may be conducted at the discretion of the Board concurrent with or at any time after the Effective Date.

                              ARTICLE V: POLICIES

     5.1. Policies. Each insurance policy duly issued by the Company is deemed to be a Policy for purposes of this Plan of Reorganization.

     5.2. Who is a Named Insured. The Named Insured in any Policy as of any date shall be determined on the basis of the Company's records as of such date in accordance with the following provisions;

          (a) The Named Insured in a Policy shall be as shown on the Policy Declarations page in the Company's records.

          (b) The Named Insured in a Policy that is a group insurance policy shall be the Person or Persons specified as Named Insureds.

          (c) Except as otherwise set forth in this Article V, the identity of the Named Insured of a Policy shall be determined without giving effect to any interest of any other Person in such Policy.

          (d) In any situation not expressly covered by the foregoing provisions of this Section 5.2, the first Named Insured, as reflected on the records of, and as determined in good faith by, the Company, shall conclusively be presumed to be the Named Insured in such Policy for purposes of this
     Section 5.2, provided such Named Insured is a Person, and the Company shall not be required to examine or consider any other facts or circumstances.

          (e) Any dispute as to the identity of the Named Insured in a Policy or the right to vote or receive consideration shall be resolved by the Company in accordance with the foregoing.

     5.3. In Force. (a) A Policy shall be deemed to be in force ("In Force") as of any date if, as shown on the Company's records, (1)(i) such Policy has been issued and the status of such Policy has been changed from pending to in force on the Company's records, or (ii) in the case of an individual Policy, the Company's administrative office has received by such date in respect of such Policy an application, complete on its face, together with payment of the full initial premium (unless submission of such premium is precluded by the Company's underwriting rules), provided that any Policy referred to in this clause (ii) is issued as applied for and the status of such Policy has been changed from pending to in force on the Company's records within 30 days of such date, and
(2) such Policy has not been surrendered, canceled or otherwise terminated; provided that a Policy shall be deemed to be In Force after lapse for nonpayment of premiums until expiration of any applicable grace period (or other similar period however designated in such Policy) during which the Policy is in full force for its basic benefits.

          (b) A Policy shall not be deemed to be In Force merely because, prior to the date on which such Policy was issued, insurance coverage may have been provided by a binder of coverage.

          (c) A Policy shall not be deemed to be In Force as of any date if the Policy is returned to the Company and all return premiums due have been refunded within 60 days after such date.

            ARTICLE VI:  ALLOCATION OF CONSIDERATION TO DISTRIBUTEES

     6.1. Allocation of Consideration. (a) The consideration to be given to Distributees shall be shares of Holding Company Stock, or, as set forth in
Section 6.2(b), cash. Solely for purposes of calculating the amount of such consideration, each Distributee will be allocated (but not issued) shares of Holding Company Stock in accordance with this Article VI.

          (b) Each Distributee shall be allocated a pro rata share of the Holding Company Stock held by the Company after the purchase of the Underwriter, in proportion to the percentage that direct premium earned by the Company attributable to such Distributee, less return premiums, over the three years prior to the Adoption Date bears to direct premium earned by the Company attributable to all Distributees, less return premiums, over the three years prior to the Adoption Date.

          (c) The number of shares of Holding Company Stock calculated in accordance with Section 6.1(b) in respect of each Distributee shall be the sum of the number of shares of Holding Company Stock after rounding such number to the nearest integral number of shares (with one-half being rounded upward). Because of such rounding, the aggregate number of certain Distributees' Holding Company Stock will not necessarily be precisely equal to the such Distributee's pro rata proportion of direct premium earned by such Distributee over the three years prior to the Adoption Date.

     6.2. Payment of Consideration. (a) The Company shall be deemed to issue to the Transfer Agent for the account of each Distributee a number of shares of Holding Company Stock equal to the number of shares of Holding Company Stock allocated to such Distributee, except that a Distributee shall not be issued such shares of Holding Company Stock and shall instead be paid cash (in an amount determined pursuant to subsection (b) of this Section 6.2) based on the number of shares of Holding Company Stock allocated to such Distributee as provided in this Article VI.

          (b) A Distributee shall not be issued such shares of Holding Company Stock and shall instead be paid cash based on the number of shares of Holding Company Stock allocated to such Distributee as provided in this
     Article VI if: (i) shares of Holding Company Stock are allocable to a Distributee whose address for mailing purposes as shown on the records of the Company is located outside the States of the United States of America or is shown on the Company's records to be an address at which mail to such Distributee is undeliverable, or (ii) such Distributee is allocated an integral number of shares of Holding Company Stock that is less than or equal to 99 (as each such number is subject to proportional adjustment as provided in Section 8.3).

          (c) If consideration is to be paid or credited to a Distributee in cash, the amount of such consideration shall be equal to the number of shares of Holding Company Stock allocable to such Distributee as provided in this Article VI multiplied by the Conversion Value. Payment shall be made by check, net of any applicable withholding tax, as soon as reasonably practicable after the Effective Date.

          (d) In the event that a Person who is a Distributee is the Named Insured in more than one Policy, any calculation of consideration to be allocated to such Distributee shall aggregate earned premium under all Policies in which such Person is the Named Insured.

                  ARTICLE VII: ACQUISITION OF THE UNDERWRITER

     7.1. Stock Purchase Agreement. Pursuant to the terms of the Stock Purchase Agreement, the Holding Company shall acquire on the Effective Date 100% of the stock of the Underwriter in exchange for specified, negotiated consideration consisting of shares of Holding Company Stock and cash in an amount of $11.1 million.

     7.2. Determination of Consideration for Stock of The Underwriter. The consideration for the stock of the Underwriter was determined in negotiations with The Medical Society of the State of New Jersey. Consideration to be paid to The Medical Society of the State of New Jersey is set forth in a formula in the Stock Purchase Agreement.

                      ARTICLE VIII:  ADDITIONAL PROVISIONS

     8.1. Assumption Certificates. Pursuant to the Assumption Reinsurance Agreement between the Company and the Stock Insurer, on or after the Effective Date, the Stock Insurer shall mail assumption certificates to all current policyholders of the Company to transfer by assumption reinsurance the obligations of the Company to the Stock Insurer.

     8.2. Notices. If the Company complies substantially and in good faith with the requirements of this Plan of Reorganization with respect to the giving of any required notice to policyholders or Members, its failure in any case to give such notice to any person or persons entitled thereto shall not impair the validity of the actions and proceedings taken under this Plan of Reorganization or entitle such person to any injunctive or other equitable relief with respect thereto.

     8.3. Adjustment of Share Numbers. Subject to the Commissioner's approval, by vote of the Company's Board or a duly authorized committee thereof at any time before the Effective Date, the Company may adjust the number of shares of Holding Company Stock set forth in the definition of Allocable Shares. Upon such an adjustment, the following numbers of shares of Holding Company Stock in the Plan of Reorganization shall be adjusted proportionately; (a) the number of shares set forth in the definition of Allocable Shares in Article I, and (b) the number of shares of Holding Company Stock expected to be outstanding on the Effective Date. The number of shares resulting from any such adjustment shall be rounded up to the next higher whole share.

     8.4. Authority to Remedy Errors. Subject to the terms of the Plan of Reorganization and with, the prior approval of the Commissioner, at or after the Effective Date, the Holding Company may issue additional shares of Holding Company Stock and take any other action it deems appropriate to remedy errors or miscalculations made in connection with this Plan of Reorganization.

     8.5. Corrections. The Company may make such modifications as are appropriate to correct errors, clarify existing items or make additions to correct manifest omissions in this Plan of Reorganization. After the conclusion of the Public Hearing, any such modification shall be made only with the prior approval of the Commissioner.

     8.6. Amendment of The Plan. Prior to the conclusion of the Public Hearing, the Plan of Reorganization may be amended by the vote of at least two-thirds of the members of the Board.

     8.7. Extension of Time Periods. Any time periods for action by the Commissioner set forth in this Plan may be extended with the consent of the Company.

     8.8. Abandonment of Plan. The Company may, by at least a two-thirds vote of the Board and upon reasonable notice to the Commissioner, abandon the Plan of Reorganization at any time before the issuance of the Certificate of Authority by the Commissioner.

     8.9. Costs and Expenses. All reasonable out-of-pocket costs of the Commissioner related to the review of the Plan of Reorganization shall be paid by the Company and/or the Holding Company.

     8.10. Addresses of Members. The mailing address of a Member as of any date for purposes of this Plan of Reorganization shall be the Member's last known address as shown on the records of the Company as of such date.

     8.11. Governing Law. The terms of the Plan of Reorganization shall be governed by and construed in accordance with the laws of the State of New Jersey.

     8.12. Confidentiality. All information relating to the Plan of Reorganization, other than information which has become part of the record for the Public Hearing, shall be given confidential treatment and shall not be made public by the Commissioner or any other person without the prior written consent of the Company unless the Commissioner, after giving the Company and its affiliates who would be affected thereby notice and opportunity to be heard, determines that the interests of policyholders or the public will be served by the publication thereof, in which event the Commissioner may publish all or any part thereof in such manner as the Commissioner may deem appropriate.

     IN WITNESS WHEREOF, Medical Inter-Insurance Exchange, by authority of its Board of Governors, has caused this Plan of Reorganization to be duly executed this 15th day of October, 1997.

                                          MEDICAL INTER-INSURANCE
                                          EXCHANGE OF NEW JERSEY

                                          By  DANIEL GOLDBERG

                                          --------------------------------------
                                          Daniel Goldberg
                                          President & Chief Executive Officer
                                          New Jersey State Medical Underwriters,
                                          Inc.
                                          Attorney-in-Fact for
                                          Medical Inter-Insurance Exchange of
                                          New Jersey

Attest:
CATHERINE E. WILLIAMS
Catherine E. Williams
Assistant Corporate Secretary
New Jersey State Medical Underwriters, Inc.
Attorney-in-Fact for
Medical Inter-Insurance Exchange of New Jersey

                                                                         ANNEX B

                              STATE OF NEW JERSEY
                      DEPARTMENT OF BANKING AND INSURANCE

IN THE MATTER OF THE REORGANIZATION
OF THE MEDICAL INTER-INSURANCE
EXCHANGE

                                                       ORDER APPROVING
                                                   PLAN OF REORGANIZATION

     This matter having been opened by the Commissioner of Banking and Insurance ("Commissioner"), State of New Jersey pursuant to the authority of N.J.S.A. 17:1-15e, 17:17-10, 17:50-1 et seq. and all powers expressed or implied therein; and

     IT APPEARING that the Medical Inter-Insurance Exchange ("MIIX") is a reciprocal insurance exchange formed in 1977 pursuant to N.J.S.A. 17:50-1 et seq. and is governed by a Board of Governors elected by its members/policyholders; and

     IT FURTHER APPEARING that MIIX was formed under the auspices of the Medical Society of New Jersey ("Medical Society"), a physician trade association, initially in order to create a medical malpractice insurer committed to service the Medical Society's membership; and

     IT FURTHER APPEARING that MIIX is managed by an attorney-in-fact, New Jersey State Medical Underwriters, Inc. ("Medical Underwriters") which is wholly owned by the Medical Society; and

     IT FURTHER APPEARING that MIIX has matured into a significant insurer of medical malpractice liability in New Jersey, with a significant share of the New Jersey medical malpractice insurance market; and that in addition to New Jersey, MIIX is licensed and conducts business in Connecticut, Pennsylvania, Delaware, Maryland and Kentucky, and is also licensed to transact business in Michigan, Vermont and West Virginia;

     IT FURTHER APPEARING that on October 16, 1997, the MIIX Board of Governors filed with the Department of Banking and Insurance ("Department") a plan of reorganization by which MIIX would change its structure from a reciprocal insurance exchange into a domestic stock insurer; and

     IT FURTHER APPEARING that the stated purpose for the reorganization is to provide MIIX with a corporate structure that will enable it to access capital markets through its parent holding company, and thus provide a long-term source of permanent capital to allow the company to grow and develop new business as well as strengthen its ability to meet all of its commitments, thereby permitting growth necessary for it to remain an effective, competitive, financially secure insurer in the future; and

     IT FURTHER APPEARING that the plan of reorganization consists of the following:

          1. Formation of the MIIX Group, Inc. ("MIIX Group"), which will be the ultimate parent company of all of the MIIX companies upon the effective date of the plan and will wholly own MIIX Insurance Company;

          2. Formation of MIIX Insurance Company ("New MIIX"), to be a New Jersey domiciled stock insurer and successor to MIIX;

          3. The assumption of all existing MIIX business and liabilities by New MIIX;

          4. The allocation and distribution of MIIX Group's stock and cash by which MIIX Group will acquire 100 percent of the stock of Medical Underwriters from the Medical Society and all subsidiaries of Medical Underwriters, and the distribution of MIIX Group's stock or equivalent cash to current members of MIIX as defined in its rules and regulations ("members"), and former MIIX members who were insured at any time during the three years prior to the plan adoption date ("look back insureds").

     The amount of stock will be based on MIIX direct premium on, less any return premium (that is, net earned premium), attributable to each member and look back insured over the three years prior to the plan adoption date. Pursuant to the plan, cash will be distributed instead of stock to members and look back insureds where the allocation would be less than 100 shares; and

          5.  The dissolution of MIIX as a reciprocal exchange; and

     IT FURTHER APPEARING that the Department reviewed the plan and related documents and information, and provided notice of the proposed plan both by publication in the December 1, 1997 issue of the New Jersey Register and by mail to persons comprising the Department's mailing list for the Insurance Division; and

     IT FURTHER APPEARING that following the review of the plan by the Department staff, the Department sought comments, views and relevant data from interested parties and the public, and pursuant to N.J.S.A. 52:14B-4g, held a hearing on December 22, 1997 to receive public comment from interested parties regarding whether the proposed plan should be approved; and

     IT FURTHER APPEARING that the Department accepted written comments until December 31, 1997 from interested parties regarding the proposed plan as well as any additional documentation or responses from comments from MIIX; and

     IT FURTHER APPEARING that the Department received two timely written comments from MIIX member insureds on the proposed plan; and

     IT FURTHER APPEARING that the Hearing Officer for the hearing filed a report dated March 3, 1998 that recommended that the proposed plan of reorganization as filed by MIIX on October 16, 1997 be approved, subject to the conditions of approval by the MIIX membership in accordance with its rules of governance and the formation of New MIIX in accordance with applicable law; and

     IT FURTHER APPEARING that upon review of the Hearing Officer's Report and the recommendations set forth therein, and for the reasons set forth therein, I find that it is appropriate to approve the proposed plan of reorganization subject to the conditions set forth in the Hearing Officer's Report dated March 3, 1998.

     THEREFORE, IT IS ON this 5th day of March, 1998,

     ORDERED that the proposed plan of reorganization as filed by MIIX on October 16, 1997 is approved, subject to the conditions of authorization and approval by the MIIX membership in accordance with its rules of governance, and the formation of New MIIX in accordance with applicable law.

                                          /s/ ELIZABETH RANDALL
                                          --------------------------------------
                                          Elizabeth Randall
                                          Commissioner

                                                                         Annex C

                       [SALOMON SMITH BARNEY LETTERHEAD]


February   , 1999


Board of Governors
Medical Inter-Insurance Exchange of New Jersey
Two Princess Road
Lawrenceville, New Jersey 08648

Ladies and Gentlemen:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, (i) to the Distributees (as defined below) of Medical Inter-Insurance Exchange of New Jersey (the "Company"), as a group, of the consideration to be received by the Distributees upon the exchange by Members (as defined below) of Membership Interests (as defined below) and the distribution to Look-Back Insureds (as defined below) in the reorganization (the "Reorganization") of the Company from a reciprocal insurer into a domestic stock insurer pursuant to the Plan of Reorganization of the Company (the "Plan") and
(ii) to the Company of the consideration to be paid by the Holding Company (as defined below) in the NJSMU Acquisition (as defined below). As used herein, the "Distributees" shall mean the Members and the Look-Back Insureds; "Members" shall mean persons who are named insureds in one or more policies that are in force on the date of adoption of the Plan (the "Adoption Date"); "Membership Interests" shall mean all rights or interests of Members of the Company arising under the Rules and Regulations of the Company or otherwise by law at the effective date of the Reorganization (the "Effective Date"); and "Look-Back Insureds" shall mean natural persons, other than Members, who were named insureds in one or more policies that were in force at any time during the three-year period prior to the Adoption Date.

     As more fully set forth in the Plan, in the Reorganization: (i) all of the assets of the Company, other than consideration to be received by the Distributees, will be transferred to MIIX Insurance Company (the "Stock Insurer"), a newly organized New Jersey domestic stock insurer and a wholly owned subsidiary of The MIIX Group, Incorporated (the "Holding Company"), a Delaware stock holding company, and all of the Company's insurance and non-insurance liabilities shall be assumed by the Stock Insurer pursuant to an Assumption Reinsurance and Administration Agreement and an Assignment and Assumption Agreement, each among the Company, the Holding Company and the Stock Insurer (collectively, the "Assignment Agreements"); (ii) Distributees shall become entitled to receive shares of common stock, par value $.01 per share, of the Holding Company ("Holding Company Stock") and cash, with each Distributee entitled to receive a pro rata portion of the shares of Holding Company Stock allocated for distribution, based upon the percentage that direct premiums earned by the Company attributable to such Distributee, less return premiums, over the three years prior to the Adoption Date bears to direct premiums earned by the Company attributable to all Distributees, less return premiums, over such period, rounded to the nearest integral number of shares, with cash being paid in lieu of shares to Distributees who would receive fewer than 100 shares of Holding Company Stock and to certain other Distributees; (iii) all Membership Interests will be extinguished; and (iv) the Company will be dissolved.

     In addition, as more fully set forth in the Plan, on the Effective Date, the Holding Company will acquire (the "NJSMU Acquisition") 100% of the stock of New Jersey State Medical Underwriters, Inc. and its subsidiaries ("NJSMU"), a New Jersey corporation and a wholly owned subsidiary of Medical Society of New Jersey ("Medical Society"), in exchange for shares of Holding Company Stock with a market value equal to $11,000,000, determined as set forth in the Stock Purchase Agreement dated as of October 15, 1997 between the Holding Company and Medical Society as amended as of September 20, 1998 and as of December 21, 1998 (the "Purchase Agreement"), and cash in the amount of $100,000, pursuant to the Purchase Agreement. The Plan also contemplates that, at the discretion of the board of directors of the Holding Company, Holding Company Stock may be offered to the public in an initial public offering (the "Initial Public Offering"). We understand that subsequent to approval of the Plan by the Board of Governors of the Company, the Holding Company decided that it may conduct the Initial Public Offering if market conditions are favorable.



     In connection with rendering our opinion we have reviewed and analyzed, among other things, the following: (i) a copy of the Plan as filed with the New Jersey Department of Banking and Insurance on October 16, 1997; (ii) drafts dated July 15, 1998 of the Assignment Agreements; (iii) a copy of the Purchase Agreement; (iv) the statutory annual statements provided by the Company for the years 1993 through 1997; (v) certain GAAP financial data provided by the Company, including the income statement and balance sheet of each of the Company and NJSMU for the years 1993 through 1997 and the nine month period ending September 30, 1998; (vi) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company and NJSMU furnished to us by the Company for purposes of our analysis;
(vii) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also discussed the foregoing, as well as other matters we believe relevant to our inquiry, with the management of the Company and NJSMU.


     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company or NJSMU, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any such properties or facilities. With respect to projections, we have, upon the advice and consent of management of the Company, assumed that such projections have been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and NJSMU and we express no view with respect to such projections or the assumptions on which they were based. We have assumed that neither the Plan nor the Purchase Agreement will, after the date hereof, be amended to contain any terms or conditions that differ materially from the terms and conditions contained in the executed copies of such documents we have reviewed, the Assignment Agreements, when executed, will not contain any terms or conditions that differ materially from the terms and conditions contained in the drafts of such documents we have reviewed, the conditions precedent to the Reorganization contained in the Plan and to the NJSMU Acquisition contained in the Purchase Agreement will be satisfied, without any waiver thereof, and the Reorganization and the NJSMU Acquisition will be consummated in accordance with the terms of the Plan and the Purchase Agreement.

     Furthermore, you have directed us to assume and we have assumed that: (i) the Reorganization will meet all applicable legal and regulatory requirements and that all necessary action will have been taken to comply with all applicable laws and requirements, including the receipt of all required approvals by policyholders, regulators and otherwise; (ii) the Reorganization will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986; (iii) any credit facility entered into by the Company or the Holding Company and any borrowings thereunder will not have a material adverse impact on the Company's business operations or performance or ratings by A.M. Best Company, Inc. ("A.M. Best");

(iv) the terms of the Initial Public Offering (which have not yet been determined) will not affect the legal or tax treatment of the Plan or the Reorganization and (v) the Initial Public Offering, which, if consummated, may close simultaneously with the Reorganization, is a separate and distinct transaction from the Reorganization. We have been advised as to certain legal matters by counsel to the Company and as to certain tax matters by the Company's tax advisor and, with respect to such matters, we have relied upon such counsel and tax advisor.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company and NJSMU; (ii) the business prospects of the Company and NJSMU; (iii) the historical relationship between the Company and NJSMU; (iv) the historical and current market for the equity securities of certain other companies that we believe to be comparable to the Company, the Holding Company or NJSMU; (v) the nature and terms of certain other transactions that we believe to be relevant;
(vi) the fact that the Company has advised us that growth is extremely important to remain an effective and competitive insurer in the future; (vii) the fact that the Company had advised us that it is of significant strategic importance that the Company have broader access to external capital to finance this growth;
(viii) the Company's A (Excellent) rating by A.M. Best and the considerations on which such rating is based; (ix) the fact that, in its present form as a reciprocal insurer, the Company has limited access to capital markets for new capital; (x) the fact that, following the Reorganization, the Company would have a capital structure potentially enabling it to access the capital markets for new capital; and (xi) the illiquidity of Membership Interests. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, to the Distributees, as a group, of the consideration to be received by the Distributees in the Reorganization pursuant to the Plan, does not address the Company's underlying business decision to effect the Reorganization or the Initial Public Offering, and does not constitute a recommendation to any Member as to how such Member should vote with respect to the Plan or a recommendation to the Company or the Holding Company of whether to conduct the Initial Public Offering.

     You have not asked for our opinion and we do not express any opinion as to:
(i) which of the Company's policyholders are to be included among the Distributees; (ii) the fairness of the proposed consideration to be paid to any Distributee, individually, or to any class of Distributees in connection with the Reorganization, including any provisions of the Plan relating to which Distributees receive Holding Company Stock, the allocation of such Holding Company Stock among Distributees and any other provisions of the Plan that distinguish among Distributees; and (iii) the Initial Public Offering, including the effect thereof, or of any decision not to proceed with the Initial Public Offering, on the Reorganization, the price at which Holding Company Stock may be sold in the Initial Public Offering (the "IPO Price"), the fair market value of any shares of Holding Company Stock to be issued pursuant to the Plan or the price at which the Holding Company Stock issued in connection with the Plan or pursuant to the Initial Public Offering will trade. We note that the IPO Price will be a function of market conditions and the recent performance of and outlook for the Company at that time. We believe that trading in the Holding Company Stock for a period following the completion of a distribution of the Holding Company Stock, including the Initial Public Offering, would be characterized by a redistribution of the Holding Company Stock among Distributees that were issued shares of Holding Company Stock and other investors. It is possible that during these periods of redistribution the Holding Company Stock may trade at prices below the prices at which it would trade on a fully distributed basis.


     As you are aware, Salomon Smith Barney Inc., the successor to Salomon Brothers Inc and Smith Barney Inc., has acted as financial advisor to the Company in connection with the Reorganization and has received a fee in connection with those services. Additionally, we or our affiliates have previously rendered certain investment banking and financial advisory services to the Company, for which we or such affiliates have received, or will receive, customary compensation. Salomon Smith Barney Inc. and its affiliates (including Citigroup Inc. and The Robinson-Humphrey Company, LLC) may have other business relationships with the Company, NJSMU and the Medical Society.



     This opinion is intended solely for the benefit and use of the Board of Governors of the Company in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Smith Barney Inc., except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Smith Barney Inc. and its relationship with the Company (in each case in such form as Salomon Smith Barney Inc. shall approve) may be included in, the prospectus dated
            , 1999 the Company distributes to the Members and a copy of this opinion may be provided to the Commissioner of Banking and Insurance of the State of New Jersey.


     Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, (i) the consideration to be received by Distributees, as a group, in the Reorganization pursuant to the Plan is fair, from a financial point of view, to the Distributees, as a group, and
(ii) the consideration to be paid by the Holding Company in the NJSMU Acquisition is fair, from a financial point of view, to the Company.

     Very truly yours,
                                 med inter logo

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................  $   95,875
NYSE Filing Fee.............................................     136,860
Blue Sky Fees and Expenses..................................           0
Legal Fees and Expenses.....................................   1,303,000
Accounting Fees and Expenses................................     615,000
Registrar and Transfer Agent Fees...........................      80,000
Printing and Engraving Expenses.............................     325,000
Miscellaneous...............................................     126,000
                                                              ----------
          Total.............................................  $2,681,735
                                                              ==========

---------------
     Each amount set forth above, except the SEC registration fee and NYSE filing fee, is estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to include in its charter and bylaws certain provisions to eliminate the personal liability of directors for monetary damages and to indemnify its directors and officers. The MIIX Group By-laws (the "By-laws") provide that subject to certain exceptions in the case of actions by or in the right of The MIIX Group, The MIIX Group shall indemnify its directors and officers, and may indemnify its agents and employees, against judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her, incurred by reason of the fact that such person was serving as a director, officer, employee or agent of The MIIX Group, so long as such person acted and in a manner reasonably believed to be in or not opposed to the best interest of The MIIX Group, and, with respect to any criminal action, so long as the indemnified party had no reason to believe that his or her conduct was unlawful. The MIIX Group's Certificate of Incorporation provides that directors shall not be liable to The MIIX Group or The MIIX Group's stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that liability may not be eliminated (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which such person received an improper personal benefit. Section 145(a) of the DGCL provides that a corporation may indemnify a director, officer, employee, or agent if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, effective upon consummation of the Reorganization, The MIIX Group will enter into indemnification agreements with each of its directors and certain of its executive officers that generally provide for similar indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The MIIX Group was incorporated under the laws of the State of Delaware on October 14, 1997. On October 15, 1997, The MIIX Group issued 10 shares of its Common Stock, par value $.01 per share, to the Medical Inter-Insurance Exchange of New Jersey for an aggregate purchase price of $10. Such issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof, because such issuance did not involve any public offering of securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

     The following exhibits are filed herewith unless otherwise indicated:


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
    2.1    Plan of Reorganization of Medical Inter-Insurance
           Exchange.(2)
    2.2    Stock Purchase Agreement between The Medical Society of New
           Jersey and the MIIX Group, Incorporated (incorporated by
           reference to Exhibit 2.1).
    2.3    Amendment No. 1 to Stock Purchase Agreement between The
           Medical Society of New Jersey and the MIIX Group,
           Incorporated, dated as of September 20, 1998.
    2.4    Amendment No. 2 to Stock Purchase Agreement between The
           Medical Society of New Jersey and The MIIX Group,
           Incorporated, dated as of December 21, 1998.
    2.5    Resolution of the Medical Inter-Insurance Exchange of New
           Jersey Board of Governors amending the Plan of
           Reorganization.
    3.1    Restated Certificate of Incorporation of the MIIX Group,
           Incorporated.(2)
    3.2    Bylaws of The MIIX Group, Incorporated.(2)
    5.1    Opinion of Dechert Price & Rhoads.
    8.1    Tax Opinion of PricewaterhouseCoopers LLP.(2)
   10.1    Lease Between the Medical Society of New Jersey and New
           Jersey State Medical Underwriters, Inc. dated June 29,
           1981.(2)
   10.2    Extension of Lease between the Medical Society of New Jersey and New Jersey State Medical Underwriters, dated June 26,
           1998.(2)
   10.3    Lease Between Princeton Pike Corporate Center Associates IV
           and Physician Healthcare Plan of New Jersey Inc. dated May
           24, 1991 and assigned to New Jersey State Medical
           Underwriters, Inc. on February 11, 1997.(2)
   10.4    Specific Excess Reinsurance Contract, effective January 1,
           1997, among Medical Inter-Insurance Exchange of New Jersey and Swiss Reinsurance Company; Hannover Ruckversicherungs;
           Underwriters Reinsurance Company; Kemper Reinsurance
           Company; and London Life and Casualty Reinsurance
           Corporation.(2)
   10.5    Specific Excess Reinsurance Contract, effective January 1,
           1997, between Medical Inter-Insurance Exchange of New Jersey and American Re-Insurance Company.(2)
   10.6    Combined Quota Share, Aggregate and Specific Excess of Loss
           Reinsurance Treaty, effective November 1, 1996, among
           Medical Inter-Insurance Exchange of New Jersey and Hannover
           Reinsurance (Ireland) Ltd.,; E&S Reinsurance (Ireland) Ltd.;
           Underwriters Reinsurance Company (Barbados) Inc.; London
           Life and Reinsurance Corporation; and Lawrenceville Re,
           Ltd.(2)
   10.7    Specific Excess Reinsurance Contract, effective January 1,
           1996 and terminated December 31, 1996, among Medical
           Inter-Insurance Exchange of New Jersey and Swiss Reinsurance
           Company; Hannover Ruckversicherungs; Underwriters
           Reinsurance Company; American Re-Insurance Company; Kemper
           Reinsurance Company; and London Life and Casualty
           Reinsurance Corporation.(2)
   10.8    Combined Aggregate and Casualty Catastrophe Excess of Loss
           Reinsurance Treaty, effective January 1, 1996 among Medical
           Inter-Insurance Exchange of New Jersey and Hannover
           Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance
           (Ireland) Ltd.; London Life and Casualty Reinsurance
           Corporation; and Scandinavian Reinsurance Company, Ltd.; and
           Lawrenceville Re, Ltd.(2)

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   10.9    Specific Excess Reinsurance Contract, effective January 1,
           1995 and terminated December 31, 1995 among Medical
           Inter-Insurance Exchange of New Jersey and Swiss Reinsurance
           Company; Hannover Ruckversicherungs; Underwriters
           Reinsurance Company; and PMA Reinsurance Corporation.(2)
  10.10    Combined Aggregate and Casualty Catastrophe Excess of Loss
           Reinsurance Treaty, effective January 1, 1995 among Medical
           Inter-Insurance Exchange of New Jersey and Hanover
           Reinsurance (Ireland) Ltd.; Eisen und Stahl Reinsurance
           (Ireland) Ltd.; London Life and Casualty Reinsurance
           Corporation; and Scandinavian Reinsurance Company Ltd.(2)
  10.11    Combined Aggregate and Casualty Catastrophe Excess of Loss
           Reinsurance Treaty, effective January 1, 1994 among Medical
           Inter-Insurance Exchange of New Jersey and Scandinavian
           Reinsurance Company Ltd.; Hannover Reinsurance (Ireland)
           Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd.(2)
  10.12    Combined Aggregate and Casualty Catastrophe Excess of Loss
           Reinsurance Treaty, effective January 1, 1993 among Medical
           Inter-Insurance Exchange of New Jersey and Scandinavian
           Reinsurance Company Ltd.; Hannover Reinsurance (Ireland)
           Ltd.; and Eisen und Stahl Reinsurance (Ireland) Ltd.(2)
  10.13    Combined Aggregate and Casualty Catastrophe Excess of Loss
           Reinsurance Treaty, effective December 15, 1992 among
           Medical Inter-Insurance Exchange of New Jersey and Hannover
           Reinsurance (Ireland) Ltd.; and Eisen und Stahl Reinsurance
           (Ireland) Ltd.(2)
  10.14    1998 Long Term Incentive Equity Plan of The MIIX Group,
           Incorporated.(2)
  10.15    Employment Agreement among The MIIX Group, Incorporated, New
           Jersey State Medical Underwriters, Inc. and Daniel
           Goldberg.(2)
  10.16    Employment Agreement among The MIIX Group, Incorporated, New
           Jersey State Medical Underwriters, Inc. and Kenneth
           Koreyva.(2)
  10.17    Employment Agreement among The MIIX Group, Incorporated, New
           Jersey State Medical Underwriters, Inc. and Joseph
           Hudson.(2)
  10.18    Employment Agreement between New Jersey State Medical
           Underwriters, Inc. and Lisa Kramer.(2)
  10.19    Employment Agreement between New Jersey State Medical
           Underwriters, Inc. and Ronald Wade.(2)
  10.20    Form of Stock Purchase and Loan Agreement between The MIIX
           Group, Incorporated and Daniel Goldberg.(2)
  10.21    Form of Stock Purchase and Loan Agreement between The MIIX
           Group, Incorporated and Kenneth Koreyva.(2)
  10.22    Form of Stock Purchase and Loan Agreement between The MIIX
           Group, Incorporated and Joseph Hudson.(2)
  10.23    Restricted Split-Dollar Life Insurance Agreement between
           Daniel Goldberg and Medical Underwriters, Inc. dated
           September 12, 1996.(2)
  10.24    Split-Dollar Life Insurance Agreement dated November 3, 1995 between Daniel Goldberg and Medical Underwriters, Inc.(2)
  10.25    Split-Dollar Life Insurance Agreement dated June 8, 1995
           between Medical Underwriters, Inc. and Joseph Hudson.(2)
  10.26    Split-Dollar Life Insurance Agreement dated December 27,
           1991 between Medical Inter-Insurance Exchange, Inc. and
           Kenneth Koreyva.(2)
  10.27    Split-Dollar Life Insurance Agreement dated December 27,
           1991 between Medical Underwriters, Inc. and Lisa Kramer.(2)

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   15.1    Letter of Independent Auditor regarding Unaudited Interim
           Financial Information.
   21.1    Subsidiaries of The MIIX Group, Incorporated.(2)
   23.1    Consent of Dechert Price & Rhoads (included in Exhibit 5.1).
   23.2    Consent of Ernst & Young LLP.
   23.3    Consent of PricewaterhouseCoopers LLP (included in Exhibit
           8.1).(2)
   24.1    Powers of Attorney.(2)
   27.1    Financial Data Schedules.
   99.1    Consent of Salomon Smith Barney Inc.
   99.2    Form of Proxy Cards.
   99.3    Form of Share Allocation Cards.(2)
   99.4    Miscellaneous communications materials.(2)


---------------
(1) To be filed by amendment.

(2) Previously filed.

     (b) Financial Statement Schedules:

     The required schedules as identified on the Index to Consolidated Financial Statements on page F-1 of the Prospectus forming part of this Registration Statement and are incorporated herein by reference. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceville and State of New Jersey on January 29, 1999.


                                          By:      /s/ DANIEL GOLDBERG

                                            ------------------------------------
                                                      Daniel Goldberg
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      NAME                                       TITLE                       DATE
                      ----                                       -----                       ----

              /s/ DANIEL GOLDBERG                 President, Chief Executive Officer   January 29, 1999
------------------------------------------------    and Director (principal executive
                Daniel Goldberg                     officer)

              /s/ KENNETH KOREYVA                 Executive Vice President and Chief   January 29, 1999
------------------------------------------------    Financial Officer (principal
                Kenneth Koreyva                     financial accounting officer)

                       *                          Director                             January 29, 1999
------------------------------------------------
              Angelo S. Agro, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
           Hillel M. Ben-Asher, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Harry M. Carnes, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Palma E. Formica, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
              John S. Garra, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
               Paul Hirsch, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Louis L. Keeler, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
              Henry R. Liss, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
            Arganey Lucas, Jr., M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             S. Stuart Mally, M.D.

                      NAME                                       TITLE                       DATE
                      ----                                       -----                       ----
                       *                          Director                             January 29, 1999
------------------------------------------------
            Vincent A. Maressa, Esq.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Murray N. Matez, D.O.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Robert S. Maurer, D.O.

                       *                          Director                             January 29, 1999
------------------------------------------------
            A. Richard Miskoff, D.O.

                       *                          Director                             January 29, 1999
------------------------------------------------
            Charles J. Moloney, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
          Eileen Marie Moynihan, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             John J. Pastore, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
            Pascal A. Pironti, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Joseph A. Riggs, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
              Bernard Robins, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
            Herman M. Robinson, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
           Gabriel F. Sciallis, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Martin L. Sorger, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
            Bessie M. Sullivan, M.D.

                       *                          Director                             January 29, 1999
------------------------------------------------
             Harvey P. Yeager, M.D.

            *By: /s/ DANIEL GOLDBERG
  -------------------------------------------
                Daniel Goldberg
                Attorney-in-Fact